SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the six months ended June 30, 2017

Commission File Number: 001 - 12518

BANCO SANTANDER, S.A.

Ciudad Grupo Santander

28660 Boadilla del Monte

Madrid - Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes	No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Accounting Principles

Under Regulation (EC) No. 1606/2002 of the European Parliament and of the Council of July 19, 2002, all companies governed by the law of an EU Member State (a “Member State”) and whose securities are admitted to trading on a regulated market of any Member State must prepare their consolidated financial statements in conformity with the International Financial Reporting Standards previously adopted by the European Union (“EU-IFRS”). The Bank of Spain Circular 4/2004 of December 22, 2004 on Public and Confidential Financial Reporting Rules and Formats (“Circular 4/2004”) requires Spanish credit institutions to adapt their accounting systems to the principles derived from the adoption by the European Union of International Financial Reporting Standards. Therefore, Grupo Santander (“the Group” or “Santander”) is required to prepare its consolidated financial statements for the six-month period ended June 30, 2017 in conformity with EU-IFRS and Bank of Spain’s Circular 4/2004. Differences between EU-IFRS, Bank of Spain’s Circular 4/2004 and International Financial Reporting Standards as issued by the International Accounting Standard Board (“IFRS-IASB”) are not material. Therefore, we assert that the financial information contained in this report on Form 6-K complies with IFRS-IASB.

We have presented our financial information according to the classification format for banks used in Spain. We have not reclassified the line items to comply with Article 9 of Regulation S-X. Article 9 is a regulation of the US Securities and Exchange Commission that contains formatting requirements for bank holding company financial statements.

General Information

Our consolidated financial statements are in Euros, which are denoted “euro”, “euros”, “EUR” or “€” throughout this report. Also, throughout this report, when we refer to:

•	“we”, “us”, “our”, the “Group”, “Grupo Santander” or “Santander”, we mean Banco Santander, S.A. and its subsidiaries, unless the context otherwise requires;

•	“dollars”, “US$” or “$”, we mean United States dollars; and

•	“pounds”, “GBP sterling” or “£”, we mean United Kingdom pounds.

When we refer to “average balances” for a particular period, we mean the average of the month-end balances for that period, unless otherwise noted. We do not believe that monthly averages present trends that are materially different from trends that daily averages would show. In calculating our interest income, we include any interest payments we received on non-accruing loans if they were received in the period when due.

When we refer to “loans”, we mean loans, leases, discounted bills and accounts receivable, unless otherwise noted. The loan to value “LTV” ratios disclosed in this report refer to LTV ratios calculated as the ratio of the outstanding amount of the loan to the most recent available appraisal value of the mortgaged asset. Additionally, if a loan is approaching a doubtful status, we update the appraisals which are then used to estimate allowances for loan losses.

When we refer to “non-performing balances”, we mean non-performing loans and contingent liabilities (“NPL”), securities and other assets to collect.

When we refer to “allowances for credit losses”, we mean the specific allowances for credit losses, and unless otherwise noted, the collectively assessed allowance for credit losses including any allowances for country-risk. See “Item 4. Information on the Company—B. Business Overview—Classified Assets—Allowances for Credit Losses and Country-Risk Requirements” in our annual report on Form 20-F for the year ended December 31, 2016 (the “2016 Form 20-F”).

When we refer to “perimeter effect”, we mean growth or reduction derived from changes in the companies that we consolidate resulting from acquisitions, dispositions or other reasons.

Where a translation of foreign exchange is given for any financial data, we use the exchange rates of the relevant period (as of the end of such period for balance sheet data and the average exchange rate of such period for income statement data) as published by the European Central Bank, unless otherwise noted.

Management makes use of certain financial measures in local currency to help in the assessment of ongoing operating performance. These non-GAAP financial measures include the results of operations of our subsidiary banks located outside the eurozone, excluding the impact of foreign exchange. We analyze these banks’ performance on a local currency basis to better measure the comparability of results between periods. Because changes in foreign currency exchange rates have a non-operating impact on the results of operations, we believe that evaluating their performance on a local currency basis provides an additional and meaningful assessment of performance to both management and the company’s investors. Variances in financial metrics, excluding the exchange rate impact, are calculated by translating the components of the financial metrics to our Euro presentation currency using the same foreign currency exchange rate for both periods presented.  For a discussion of the accounting principles used in translation of foreign currency-denominated assets and liabilities to euros, see Note 2(a) to our consolidated financial statements for the year ended December 31, 2016 included in our 2016 Form 20-F.

In addition, throughout this report on Form 6-K we provide explanations and certain financial measures that do not include Banco Popular Español, S.A.’s balances to help assess our ongoing operating performance. These non-GAAP financial measures are included in order to enhance the comparability of results between periods given that Banco Popular Español, S.A. (“Banco Popular”) was acquired on June 7, 2017. For more information about the acquisition see Item 7. Recent Events - Acquisitions, Dispositions, Reorganizations and Other Recent Events - Acquisition of Banco Popular Español, S.A.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This report contains statements that constitute “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, information regarding:

•	exposure to various types of market risks;

•	management strategy;

•	capital expenditures;

•	earnings and other targets; and

•	asset portfolios.

Forward-looking statements may be identified by words such as “expect,” “project,” “anticipate,” “should,” “intend,” “probability,” “risk,” “VaR,” “RORAC,” “target,” “goal,” “objective,” “estimate,” “future” and similar expressions. We include forward-looking statements in the “Operating and Financial Review and Prospects” and “Quantitative Analysis About Market Risk” sections. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements.

You should understand that adverse changes in the following important factors, in addition to those discussed in our 2016 Form 20-F under “Key Information—Risk Factors”, “Operating and Financial Review and Prospects,” “Information on the Company” and elsewhere in this current report, could affect our future results and could cause those results or other outcomes to differ materially from those anticipated in any forward-looking statement:

Economic and Industry Conditions

•   general economic or industry conditions in Spain, the U.K., the U.S., other European countries, Brazil, other Latin American countries and the other areas in which we have significant business activities or investments;

•   exposure to various types of market risks, principally including interest rate risk, foreign exchange rate risk and equity price risk;

•   a worsening of the economic environment in Spain, the U.K., the U.S., other European countries, Brazil, other Latin American countries, and increase of the volatility in the capital markets;

•   the effects of a decline in real estate prices, particularly in Spain and the U.K.;

•   the effects of results of the negotiations for the UK’s exit from the European Union;

•   monetary and interest rate policies of the European Central Bank and various central banks;

•   inflation or deflation;

•   the effects of non-linear market behavior that cannot be captured by linear statistical models, such as the VaR model we use;

•   changes in competition and pricing environments;

•   the inability to hedge some risks economically;

•   the adequacy of loss reserves;

•   acquisitions or restructurings of businesses that may not perform in accordance with our expectations;

•   changes in demographics, consumer spending, investment or saving habits;

•   potential losses associated with prepayment of our loan and investment portfolio, declines in the value of collateral securing our loan portfolio, and counterparty risk; and

•   changes in competition and pricing environments as a result of the progressive adoption of the internet for conducting financial services and/or other factors.

Political and Governmental Factors

•   political stability in Spain, the U.K., other European countries, Latin America and the U.S.;

•   changes in Spanish, U.K., E.U., U.S., Latin American, or other jurisdictions’ laws, regulations or taxes, including changes in regulatory capital and liquidity requirements, including as a result of the UK exiting the European Union; and

•   increased regulation in light of the global financial crisis.

Transaction and Commercial Factors

•   damage to our reputation;

•   our ability to successfully integrate our acquisitions and the challenges inherent in the diversion of management’s focus and resources from other strategic opportunities and from operational matters while we integrate these acquisitions, including as a result of the acquisition of Banco Popular; and

•   the outcome of our negotiations with business partners and governments.

Operating Factors

•   potential losses associated with an increase in the level of non‑performance by counterparties to other types of financial instruments;

•   technical difficulties and/or failure to improve or upgrade our information technology;

•   changes in our ability to access liquidity and funding on acceptable terms, including as a result of changes in our credit spreads or a downgrade in our credit ratings or those of our more significant subsidiaries;

•   our exposure to operational losses (e.g., failed internal or external processes, people and systems);

•   changes in our ability to recruit, retain and develop appropriate senior management and skilled personnel;

•   the occurrence of force majeure, such as natural disasters, that impact our operations or impair the asset quality of our loan portfolio; and

•   the impact of changes in the composition of our balance sheet on future interest income / (charges).

The forward-looking statements contained in this report speak only as of the date of this report. We do not undertake to update any forward-looking statement to reflect events or circumstances after that date or to reflect the occurrence of unanticipated events.

Item 1

Risk factors

For a description of risks associated with Banco Santander and the Group, see the section entitled “Risk Factors” in Banco Santander’s Annual Report on Form 20-F for the year ended December 31, 2016. Set out below are certain additional risk factors which could have a material adverse effect on Banco Santander’s and the Group’s business, operations, financial condition or prospects and cause future results to be materially different from expected results. Banco Santander’s results could also be affected by competition and other factors. These risks should be read in conjunction with the risks appearing in the 20-F and all of the other information appearing in this report on Form 6-K and should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties that Banco Santander and the Group face. There may be additional risks that Banco Santander currently considers not to be material or of which they are not currently aware, and any of these risks could have the effects set forth below. All of these factors are contingencies which may or may not occur and Banco Santander is not in a position to express a view on the likelihood of any such contingency occurring.

Risks relating to Banco Santander and the Group

Credit, market and liquidity risk may have an adverse effect on our credit ratings and our cost of funds. Any downgrade in our credit rating would likely increase our cost of funding, require us to post additional collateral or take other actions under some of our derivative contracts and adversely affect our interest margins and results of operations.

Credit ratings affect the cost and other terms upon which we are able to obtain funding. Rating agencies regularly evaluate the Group, and their ratings of the Group’s debt are based on a number of factors, including our financial strength and conditions affecting the financial services industry generally. In addition, due to the methodology of the main rating agencies, our credit rating is affected by the rating of Spanish sovereign debt. If Spain’s sovereign debt is downgraded, our credit rating would also likely be downgraded by an equivalent amount.

Any downgrade in the Group’s debt credit ratings would likely increase our borrowing costs and require us to post additional collateral or take other actions under some of our derivative contracts, and could limit our access to capital markets and adversely affect our commercial business. For example, a ratings downgrade could adversely affect our ability to sell or market certain of our products, engage in certain longer-term and derivatives transactions and retain our customers, particularly customers who need a minimum rating threshold in order to invest. In addition, under the terms of certain of our derivative contracts and other financial commitments, we may be required to maintain a minimum credit rating or terminate such contracts or require the posting of collateral. Any of these results of a ratings downgrade could reduce our liquidity and have an adverse effect on us, including our operating results and financial condition.

Banco Santander’s long-term debt is currently rated investment grade by the major rating agencies: A3 stable outlook by Moody’s Investors Service España, S.A., A- stable outlook by Standard & Poor’s Ratings Services and A- stable outlook by Fitch Ratings Ltd. In June 2015, Moody’s upgraded Banco Santander’s rating from Baa1 to A3 in light of their new banking methodology and in February 2016, they modified our outlook from positive to stable in line with the outlook of the Spanish sovereign debt. In October 2015, Standard & Poor’s upgraded Banco Santander’s rating from BBB+ to A- following the upgrade of the sovereign credit rating of Spain. In February 2017, Standard & Poor’s revised the outlook from stable to positive reflecting the revised funding plans announced by us, which give Standard & Poor’s comfort that we will build a substantial additional loss absorbing capacity buffer over the next two years. In June 2017, Standard & Poor’s revised the outlook from positive to stable as a result of the risks associated with the acquisition of Banco Popular (the “Acquisition”).

Santander UK’s long-term debt is currently rated investment grade by the major rating agencies: Aa3 with negative outlook by Moody’s Investors Service, A with negative outlook by Standard & Poor’s Ratings Services and A with stable outlook by Fitch Ratings.

Banco Santander (Brasil)’s long-term debt in foreign currency is currently rated BB with a negative outlook by Standard &Poor’s Ratings Services and Ba1 with a negative outlook by Moody’s Investors Service. During the course of 2015 and the first half of 2016, the three major agencies lowered the rating as a result of the lowering of Brazil’s sovereign credit rating.

We conduct substantially all of our material derivative activities through Banco Santander and Santander UK. We estimate that as of December 31, 2016, if all the rating agencies were to downgrade Banco Santander’s long-term senior debt ratings by one notch we would be required to post up to €228 million in additional collateral pursuant to derivative and other financial contracts. A hypothetical two-notch downgrade would result in a further requirement to post up to €38 million in additional collateral. We estimate that as of December 31, 2016, if all the rating agencies were to downgrade Santander UK’s long-term credit ratings by one notch, and thereby trigger a short-term credit rating downgrade, this could result in contractual outflows from Santander UK’s total liquid assets of £4.6 billion of cash and additional collateral that Santander UK would be required to post under the terms of secured funding and derivatives contracts. A hypothetical two-notch downgrade would result in a further outflow of £0.4 billion of cash and collateral under secured funding and derivatives contracts.

While certain potential impacts of these downgrades are contractual and quantifiable, the full consequences of a credit rating downgrade are inherently uncertain, as they depend upon numerous dynamic, complex and inter-related factors and assumptions, including market conditions at the time of any downgrade, whether any downgrade of our long-term credit rating precipitates downgrades to our short-term credit rating, and assumptions about the potential behaviors of various customers, investors and counterparties. Actual outflows could be higher or lower than the preceding hypothetical examples, depending upon certain factors including which credit rating agency downgrades our credit rating, any management or restructuring actions that could be taken to reduce cash outflows and the potential liquidity impact from loss of unsecured funding (such as from money market funds) or loss of secured funding capacity. Although unsecured and secured funding stresses are included in our stress testing scenarios and a portion of our total liquid assets is held against these risks, a credit rating downgrade could still have a material adverse effect on us.

In addition, if we were required to cancel our derivatives contracts with certain counterparties and were unable to replace such contracts, our market risk profile could be altered.

There can be no assurance that the rating agencies will maintain the current ratings or outlooks. Failure to maintain favorable ratings and outlooks could increase our cost of funding and adversely affect interest margins, which could have a material adverse effect on us.

We are subject to substantial regulation and regulatory and governmental oversight which could adversely affect our business, operations and financial condition.

As a financial institution, we are subject to extensive regulation, including in the United States, which materially affects our businesses. The regulatory risks associated with Banco Santander and the Group are described in detail in the section entitled “Risk Factors” in Banco Santander’s Annual Report on Form 20-F for the year ended December 31, 2016. The following summarizes regulatory developments since the filing of Form 20-F that may have an impact on the regulatory risks described in Form 20-F.

United States significant regulation

We are required under Section 165(d) of the Dodd-Frank Wall Street Reform and Consumer Protection Act (“Dodd-Frank Act”) and implementing regulations to prepare and submit annually to the Board of Governors of the Federal Reserve System (“Federal Reserve Board”) and the Federal Deposit Insurance Corporation (“FDIC”) a plan (commonly called a “living will”) for the orderly resolution of our subsidiaries and operations that are domiciled in the United States in the event of future material financial distress or failure. Our next living will submission would have been due on December 31, 2017. On August 8, 2017, the Federal Reserve Board and the FDIC, however, jointly announced the extension of the resolution plan filing deadline for certain domestic and certain foreign banking organizations, including Banco Santander, to give these firms an additional year to address any supervisory guidance in their next plan submissions. As a result, the due date for our next living will submission is December 31, 2018.

Also in August 2017, the Federal Reserve issued a proposal on corporate governance to enhance the effectiveness of boards of directors and refocus the Federal Reserve’s supervisory expectations for boards of directors on their core responsibilities. The corporate governance proposal consists of three parts. The first part, the board effectiveness guidance, is proposed supervisory guidance identifying the attributes of effective boards of directors and is applicable to certain bank and savings and loan holding companies with total consolidated assets of $50 billion or more (other than those that are U.S. intermediate holding companies of foreign banking organizations), as well as to certain designated systemically important nonbank financial companies supervised by the Federal Reserve. This part would not apply to Santander Holdings USA, Inc. (“Santander Holdings USA”), our U.S. intermediate holding company, but the Federal Reserve solicited comments on how the guidance could be adapted to apply to U.S. intermediate holding companies, signaling that Santander Holdings USA could fall within the scope of a related future proposal. The board effectiveness guidance would be used in connection with the supervisory assessment of board effectiveness under a large financial institution rating system that the Federal Reserve proposed concurrently with the supervisory guidance on corporate governance. The second and third parts of the corporate governance proposal would revise certain supervisory expectations for boards and clarify expectations for communicating supervisory findings to an institution’s board of directors and senior management.

In addition, on September 1, 2017, the Federal Reserve Board adopted a final rule that requires U.S. global systemically important banking institutions (“G-SIBs”) and the U.S. operations of foreign G-SIBs (together with U.S. G-SIBs, “covered entities”), such as Banco Santander, to amend certain qualified financial contracts (“covered QFCs”). Under the final rule, covered QFCs must expressly provide that transfer restrictions and default rights against a covered entity are limited to the same extent as they would be under the Federal Deposit Insurance Act or Title II of the Dodd-Frank Act. In addition, the final rule prohibits covered entities from being a party to a covered QFC that (i) permits the exercise of any cross-default right against a covered entity based on an affiliate’s entry into insolvency, resolution or similar proceedings, subject to certain exceptions, or (ii) restricts the transfer of the covered QFC or any interests or obligations thereunder upon or following an affiliate’s entry into insolvency, resolution or similar proceedings, subject to certain exceptions. The QFCs in scope under the final rule include derivatives, securities lending, and short-term funding transactions such as repurchase agreements, but exclude QFCs that do not contain default rights or transfer restrictions that could undermine the orderly resolution of a G-SIB. Compliance dates are phased in pursuant to counterparty type, and Banco Santander will be required to conform its QFCs with (1) other “covered entities” or excluded banks by January 1, 2019, (2) other “financial counterparties” as defined in the rule by July 1, 2019 and (3) community banks and other counterparties, including central banks and sovereign entities, by January 1, 2020.  On September 27, 2017, the FDIC also released its final QFC stay rule, which is substantively identical to the one released by the Federal Reserve Board and applies to subsidiaries of U.S. and foreign G-SIBs that are state nonmember banks or state savings associations.  While neither the final rule released by the Federal Reserve Board nor the final rule released by the FDIC applies to Santander Bank, N.A., the Office of the Comptroller of the Currency (“OCC”) is expected to finalize a substantially identical rule, which was proposed on August 19, 2016 and will apply to the bank.

Finally, Banco Santander is a “banking entity” for purposes of Section 619 of the Dodd-Frank Act (the “Volcker Rule”), which prohibits banking entities from engaging in certain forms of proprietary trading or from sponsoring, investing in, or entering into certain credit-related transactions with related, covered funds, in each case subject to certain exceptions. The Volcker Rule became effective in July 2012, and in December 2013 U.S. regulators issued final rules implementing the Volcker Rule. In general, all banking entities were required to conform to the requirements of the Volcker Rule, except for provisions related to certain funds, and to implement a compliance program by July 21, 2015. The Federal Reserve Board issued orders extending the Volcker Rule’s general conformance period for investments in and relationships with covered funds and certain foreign funds that were in place on or prior to December 31, 2013 (“legacy covered funds”). The conformance period for legacy covered funds ran out on July 21, 2017. On the same day, the five regulatory agencies charged with implementing the Volcker Rule announced the coordination of reviews of the treatment of certain foreign funds that are investment funds organized and offered outside of the United States and that are excluded from the definition of covered fund under the agencies' implementing regulations. Also in July 2017, the Federal Reserve issued guidelines for banking entities seeking an extension to conform certain “seeding” investments in covered funds to the requirements of the Volcker Rule. The Volcker Rule and its implementing regulations are currently subject to financial reform development in the United States, including a notice issued by the OCC on August 2, 2017 requesting public comment on potential changes to the regulations implementing the Volcker Rule and seeking specific recommendations on how the Volcker Rule regulations could be tailored in certain focus areas to enhance their effectiveness. Santander will continue to monitor these developments and assess their impact on its operations as necessary.

United States capital related requirements and supervisory actions

On September 27, 2017, the Federal Reserve Board, the FDIC and the OCC released a proposed rule that would simplify certain aspects of the U.S. Basel III capital rules, especially for non-advanced approaches U.S. banking organizations.  In particular, the proposed rule would, for non-advanced approaches U.S. banking organizations, simplify the frameworks for deducting from capital amounts related to mortgage servicing assets, temporary difference deferred tax assets and significant investments in the capital of unconsolidated financial institutions and simplify limits on recognition of minority interests in capital, and for all banking organizations subject to the U.S. Basel III capital rules, replace the framework under the standardized approach for applying heightened risk weights to certain acquisition, development and construction loans related to commercial real estate, as well as implement certain technical corrections and clarifications throughout the capital rules. Banco Santander is evaluating the effect that the proposed rule would have on its U.S. operations.

In August 2017, the Federal Reserve Board, the FDIC and the OCC released a notice of proposed rulemaking that, if finalized, would delay the last phase of the U.S. Basel III capital rules’ transition provisions relating to certain deductions from capital and limitations on the recognition of minority interests, which are scheduled to become effective January 1, 2018, for banking organizations that are not advanced approaches banking organizations. The agencies issued the proposed rule in preparation for a forthcoming proposal that would simplify regulatory capital requirements and the effective date for a final rule would need to be no later than December 31, 2017 for the proposal to have its intended effect.

Certain of our U.S. subsidiaries, including Santander Holdings USA, are subject to stress testing and capital planning requirements in the United States. In February 2017, the Federal Reserve Board finalized a rule that removed, beginning with the 2017 capital planning cycle, the qualitative assessment that was part of the Federal Reserve Board’s Comprehensive Capital Analysis and Review (“CCAR”) for certain bank holding companies and U.S. intermediate holding companies of foreign banking organizations, including Santander Holdings USA. In April 2017, Santander Holdings USA submitted its 2017 capital plan to the Federal Reserve Board, which assessed the plan on quantitative grounds. In June 2017, the Federal Reserve Board released the results of the CCAR stress test and did not object to Santander Holdings USA’s capital plan. Santander Holdings USA is therefore no longer subject to capital distribution restrictions that resulted from the Federal Reserve Board’s CCAR objections to Santander Holdings USA’s capital plan submissions in prior years.

We have been subject to supervisory actions in the United States, one of which was terminated effective August 17, 2017. On September 15, 2014, Santander Holdings USA and the Federal Reserve Bank of Boston (“FRB Boston”) had executed a written agreement relating to a subsidiary’s declaration and payment of dividends in the second quarter of 2014 without the Federal Reserve Board’s approval. Under the written agreement, Santander Holdings USA had agreed to certain actions relating to planned capital distributions and to subject future capital distributions to the prior written approval of the Federal Reserve Board. On August 24, 2017, the Federal Reserve announced the termination of this enforcement action. The written agreements between Santander Holdings USA and the FRB Boston dated July 2, 2015 and March 21, 2017 have not been terminated and remain in place.

For a description of additional risks associated with Banco Santander and the Group, see the section entitled “Risk Factors” in Banco Santander’s Annual Report on Form 20-F for the year ended December 31, 2016 together with all of the other information appearing in this report on Form 6-K.

Risks Relating to the Acquisition

The Acquisition could give rise to a wide range of litigation or other claims being filed that could have a material adverse effect on the Group.

The Acquisition took place in execution of the resolution of the Steering Committee of the Spanish banking resolution authority (“FROB”) of June 7, 2017, adopting the measures required to implement the decision of the European banking resolution authority (the Single Resolution Board or “SRB”), in its Extended Executive Session of June 7, 2017, adopting the resolution scheme in respect of Banco Popular, in compliance with article 29 of Regulation (EU) No. 806/2014 of the European Parliament and Council of July 15, 2014, establishing uniform rules and a uniform procedure for the resolution of credit institutions and certain investment firms in the framework of a Single Resolution Mechanism and a Single Resolution Fund and amending Regulation (EU) No. 1093/2010 (the “FROB Resolution”).

Pursuant to the aforesaid FROB Resolution, (i) all of the ordinary shares of Banco Popular outstanding prior to the date of that decision were immediately cancelled to create a non-distributable voluntary reserve, (ii) a capital increase was effected with no preemptive subscription rights, to convert all of Banco Popular’s Additional Tier 1 capital instruments into shares of Banco Popular, (iii) the share capital was reduced to zero euros through the cancellation of the shares deriving from the conversion described in point (ii) above to create a non-distributable voluntary reserve, (iv) a capital increase with no preemptive subscription rights was effected to convert all of Banco Popular’s Tier 2 regulatory capital instruments into Banco Popular shares, and (v) all Banco Popular shares deriving from the conversion described in point (iv) above were acquired by Banco Santander for a total consideration of one euro (€1).

Since Banco Popular’s declaration of resolution, the cancellation and conversion of its capital instruments, and the subsequent transfer to Banco Santander of the shares resulting from that conversion through the resolution tool of selling the entity’s business, all under the rules of the single resolution framework indicated above, have no precedent in Spain or in any other EU member state, appeals against the FROB’s decision cannot be ruled out, nor can claims against Banco Popular, Banco Santander or other entities of the Group derived from or related to the Acquisition. Various investors, advisors or financial institutions have announced their intention to explore, and, in some cases, have already filed various claims relating to the Acquisition. As to those possible appeals or claims, it is not possible to anticipate the specific demands that might be made, or their financial impact (particularly as any such claims may not quantify their demands, may make new legal interpretations or may involve a large number of parties). The success of those appeals or claims could affect the Acquisition, including the payment of indemnification or compensation or settlements, and in any of those events have a material adverse effect on the results and financial condition of the Group.

It is also possible that, as a result of the Acquisition, Banco Popular, its directors, officers or employees and the entities controlled by Banco Popular may be the subject of claims, including, but not limited to, claims derived from investors’ acquisition of Banco Popular shares or capital instruments prior to the FROB Resolution (including specifically, but also not limited to, shares acquired in the context of the capital increase with preemptive subscription rights effected in 2016), which could have a material adverse effect on the results and financial condition of the Group. In this regard, on April 3, 2017, Banco Popular submitted a significant event (hecho relevante) to the Comisión Nacional del Mercado de Valores (the “CNMV” or “Spanish Securities Market Commission”) reporting some corrections that its internal audit unit had identified in relation to several figures in its financial statements for the year ended December 31, 2016. The Board of Directors of Banco Popular, being responsible for said financial statements, considered that, following a report of the audit committee, the circumstances did not represent, on an individual basis or taken as a whole, a significant impact that would justify the restatement of Banco Popular’s financial statements for the year ended December 31, 2016. Notwithstanding the foregoing, Banco Popular is exposed to possible claims derived from the isolated items identified in the aforesaid significant event or others of an analogous nature, which, if they were to materialize and be upheld, could have a material adverse effect on the results and financial condition of the Group.

The Acquisition still has to be approved by some administrative authorities. If those authorizations are not obtained or if conditions are imposed for their authorization, that could have material adverse effect on the Group.

Given the urgency of the resolution process for Banco Popular and, hence, the celerity with which the FROB Resolution was implemented and the entire share capital of Banco Popular transferred to Santander, with immediate effect, Banco Santander was unable to obtain, prior to the Acquisition, all of the regulatory authorizations or declarations of non-opposition that would be required in normal circumstances and not waived by the resolution regulations, or was only able to obtain provisional approval in order to take control of the group and is now expected to complete the process.

The authorizations that Banco Santander still needs to obtain at the current date in relation to the acquisition of Banco Popular are: (a) authorization from the European Central Bank to take indirect control of the significant shareholdings that the Banco Popular Group holds in the non-EU credit institutions listed below; (b) approval from the Federal Reserve Board for the acquisition of control of Banco Popular and TotalBank and from the State of Florida to indirectly acquire control of TotalBank; (c) authorization from the Bank of Portugal to take indirect control of the investment fund manager firm, Popular Gestão de Activos; and (d) authorization from Comisión Nacional Bancaria y de Valores de México and Comisión Federal de Competencia Económica de México for the acquisition of a significant stake in Banco Ve por Más, S.A. de C.V. and its subsidiaries.

A regulatory authority might decide to impose penalties or establish conditions or restrictions on the Group’s business if the Bank is unable to request or receive, or is delayed in requesting or receiving, the aforesaid authorizations and, if these were to materialize, such claims could have a material adverse effect on the Group’s results and financial condition. Similarly, it cannot be guaranteed that the authorizations that have not been obtained can be obtained or can be obtained without conditions. Failure to obtain those authorizations, or the conditions to which they may be subject, could have a material adverse effect on the Group’s results and financial condition.

The Acquisition might fail to provide the expected results and profits and might expose the Group to unforeseen risks.

Banco Santander decided to make an offer to acquire Banco Popular because it believed, based on the public information available about Banco Popular and other information to which it had limited access for a short period of time, that the Acquisition would generate a series of synergies and benefits for the Group, resulting from the implementation of business management and operating models that are more efficient in terms of costs and income. Banco Santander may have overvalued those synergies, or they may fail to materialize, which could also have a material adverse effect for the Group. The risk analysis and assessment done prior to the Acquisition was based on available public information and remaining non-material information that was provided in the aforesaid review process. Banco Santander did not independently verify the accuracy, veracity or completeness of that information. It cannot be ruled out that the information provided by Banco Popular to the market or to Banco Santander might contain errors or omissions, nor can Banco Santander, in turn, guarantee that that information is accurate and complete. Therefore, some of the valuations used by Banco Santander as the basis of its acquisition decision may be inaccurate, incomplete or out of date. Likewise, and given the specific features and urgency of the process through which Banco Santander acquired Banco Popular, no representations or warranties have been obtained regarding Banco Popular’s assets, liabilities and business in general, other than those relating to the ownership of the shares acquired. Given these circumstances and the fact that the Acquisition has been recently effected and the considerable size of Banco Popular and its affiliates, as of the date of this report. Banco Santander has had limited access to information on Banco Popular and Banco Santander’s information on Banco Popular may not yet have been processed or analyzed in its entirety. Therefore, Banco Santander might find damaged or impaired assets, unknown risks or hidden liabilities, or situations that are currently unknown and that might result in material contingencies or exceed the Group’s current estimates, and those circumstances are not hedged or protected under the terms of the Acquisition, which, were they to materialize, might have a material adverse effect on the Group’s results and financial condition.

The integration of Banco Popular and its group of companies into the Group after the Acquisition may be difficult and complex, and the costs, profits and synergies derived from that integration may not be in line with expectations. For example, Banco Santander might have to face difficulties and obstacles as a result of, among other things, the need to integrate, or even the existence of conflicts between the operating and administrative systems, and the control and risk management systems at the two banks, or the need to implement, integrate and harmonize different procedures and specific business operating systems and financial, information and accounting systems or any other systems of the two groups; and have to face losses of customers or assume contract terminations with various counterparties and for various reasons, which might determine the need to costs or losses of income that are unexpected or in amounts higher than anticipated. Similarly, the integration process may also cause changes or redundancies, especially in the Group’s business in Spain and Portugal, as well as additional or extraordinary costs or losses of income that make it necessary to make adjustments in the business or in the resources of the entities. All these circumstances could have a material adverse effect on the results and financial condition of the Group.

The integration of Banco Popular and its consequences could require a great deal of effort from Banco Santander and its management team.

The integration of Banco Popular into the Group and, potentially, the circumstances and issues described in “Risk Factors — Risks Relating to the Acquisition,” could require a great deal of dedication and attention from the Banco Santander’s management and staff, which would restrict its resources or prevent them from carrying out the Group’s business activities, and this could negatively impact its results and financial situation.

A number of individual and class actions have been brought against Banco Popular in relation to floor clauses (“cláusulas suelo”). If the cost of these actions is higher than the provisions made, this could have material adverse impact on the Group’s results and financial situation.

Floor clauses (“cláusulas suelo”) are clauses whereby the borrower agrees to pay a minimum interest rate to the lender regardless of the applicable benchmark rate. Banco Popular has included floor clauses in certain asset operations with customers.

See details of the legal proceedings related to floor clauses in “Item 5. Legal Proceedings - Non-tax-related proceedings”.

The estimates for these provisions and the estimate for maximum risk associated with the aforementioned floors clauses as described in “Item 5. Legal Proceedings - Non-tax-related proceedings” were made by Banco Popular based on hypotheses, assumptions and premises it considered to be reasonable. However, these estimates may not be complete, may not have factored in all customers or former customers that could potentially file claims, the most recent facts or legal trends adopted by the Spanish courts, or any other circumstances that could be relevant for establishing the impact of floor clauses for Banco Popular and its group or the successful outcome of the claims filed in relation to these floor clauses. Consequently, the provisions made by Banco Popular or the estimate for maximum risk could prove to be inadequate, and may have to be increased to cover the impact of the different actions being processed in relation to floor clauses or to cover additional liabilities, which could lead to higher costs for the entity. This could have a material adverse effect on the Group’s results and financial situation.

Item 2

Selected Consolidated Financial Information

We have selected the following financial information from our consolidated financial statements. You should read this information in connection with, and it is qualified in its entirety by reference to, our consolidated financial statements.

On November 19, 2015 the CNMV released Circular 5/2015 of October 28 (the “Circular”), which modified the previously issued Circular 1/2008 from January 30, 2008 regarding the periodic information issued by securities trading companies. The adaptation of the Circular has modified the breakdown and presentation of certain line items in the financial statements, these changes being non-significant. The information for the years 2015 and 2014 has been re-classified under this Circular in order to be comparable. Except for this non-significant re-classification, the financial information set forth below for the years ended December 31, 2016, 2015, 2014, 2013 and 2012 has been selected from our annual financial statements which can be found in our previously-filed annual reports on Form 20-F.

Our interim unaudited condensed consolidated financial statements reflect all adjustments that we believe are necessary to present such information fairly for the six months ended June 30, 2017 and 2016. All those adjustments are of a normal recurring nature. Our results for the six months ended June 30, 2017 are not necessarily indicative of what our results will be for the full year or any other period.

The financial statements as of and for the period ended June 30, 2017, reflect the acquisition and consolidation of Banco Popular Español, S.A. (“Banco Popular”), which we acquired on June 7, 2017 (see “Item 7. Recent Events - Acquisitions, Dispositions, Reorganizations and Other Recent Events - Acquisition of Banco Popular Español, S.A.”).

	Unaudited Year ended December 31,					Unaudited Six months ended June 30,
	2016	2015	2014	2013	2012	2017	2016
		(Millions of euros, except percentages and per share data)
Interest and similar income	55,156	57,198	54,656	51,447	58,791	28,632	27,032
Interest expense and similar charges	(24,067)	(24,386)	(25,109)	(25,512)	(28,868)	(11,624)	(11,838)
Interest income / (charges)	31,089	32,812	29,547	25,935	29,923	17,008	15,194
Dividend income	413	455	435	378	423	279	253
Income from companies accounted for by the equity method	444	375	243	500	427	293	195
Fee and commission income	12,943	13,042	12,515	12,473	12,732	7,261	6,275
Fee and commission expense	(2,763)	(3,009)	(2,819)	(2,712)	(2,471)	(1,501)	(1,329)
Gains/losses on financial assets and liabilities (net)	3,728	(770)	3,974	3,234	3,329	1,276	1,923
Exchange differences (net)	(1,627)	3,156	(1,124)	160	(189)	(416)	(672)
Other operating income	1,919	1,971	1,682	1,179	1,152	807	1,150
Other operating expenses	(1,977)	(2,235)	(1,978)	(1,598)	(1,658)	(944)	(1,160)
Income from assets under insurance and reinsurance contracts	1,900	1,096	3,532	4,724	5,541	1,378	1,024
Expenses from liabilities under insurance and reinsurance contracts	(1,837)	(998)	(3,395)	(4,607)	(4,949)	(1,361)	(988)
Total income	44,232	45,895	42,612	39,666	44,260	24,080	21,865
Administrative expenses	(18,737)	(19,302)	(17,899)	(17,452)	(17,801)	(9,897)	(9,204)
Personnel expenses	(11,004)	(11,107)	(10,242)	(10,069)	(10,306)	(5,855)	(5,395)
Other general expenses	(7,733)	(8,195)	(7,657)	(7,383)	(7,495)	(4,042)	(3,809)
Depreciation and amortization	(2,364)	(2,418)	(2,287)	(2,391)	(2,183)	(1,294)	(1,181)
Provisions (net)	(2,508)	(3,106)	(3,009)	(2,445)	(1,472)	(1,377)	(1,570)
Impairment or reversal of impairment of financial assets not measured at fair value through profit or loss (net)	(9,626)	(10,652)	(10,710)	(11,227)	(18,880)	(4,713)	(4,647)
Impairment on other assets (net)	(140)	(1,092)	(938)	(503)	(508)	(97)	(38)
Gains/(losses) on non-financial assets and investments (net)	30	112	3,136	2,152	906	26	27
Gains from bargain purchases arising in business combinations	22	283	17	—	—	—	—
Gains/(losses) on non-current assets held for sale not classified as discontinued operations	(141)	(173)	(243)	(422)	(757)	(143)	(40)
Operating profit/(loss) before tax	10,768	9,547	10,679	7,378	3,565	6,585	5,212
Income tax	(3,282)	(2,213)	(3,718)	(2,034)	(584)	(2,254)	(1,642)
Profit from continuing operations	7,486	7,334	6,961	5,344	2,981	4,331	3,570
Profit from discontinued operations (net)	—	—	(26)	(15)	70	—	—
Consolidated profit for the year	7,486	7,334	6,935	5,329	3,051	4,331	3,570
Profit attributable to the Parent	6,204	5,966	5,816	4,175	2,283	3,616	2,911
Profit attributable to non-controlling interest	1,282	1,368	1,119	1,154	768	715	659

Per Share Information:
Average number of shares (thousands) (1)	14,415,534	14,113,617	11,858,690	10,836,111	9,766,689	14,579,288	14,394,766
Basic earnings per share (in euros)	0.41	0.40	0.48	0.39	0.23	0.24	0.19
Basic earnings per share continuing operation (in euros)	0.41	0.40	0.48	0.39	0.22	0.24	0.19
Diluted earnings per share (in euros)	0.41	0.40	0.48	0.38	0.23	0.24	0.19
Diluted earnings per share continuing operation (in euros)	0.41	0.40	0.48	0.38	0.22	0.24	0.19
Remuneration (euros) (2)	0.21	0.20	0.60	0.60	0.60	0.12	0.11
Remuneration (US$) (2)	0.22	0.22	0.73	0.83	0.79	0.14	0.12

	(Unaudited) As of December 31,					As of June 30, 2017 (Unaudited)
	2016	2015	2014	2013	2012	2017
	(Millions of euros, except percentages and per share data)
Total assets	1,339,125	1,340,260	1,266,296	1,115,763	1,269,645	1,445,260
Loans and advances to central banks and credit institutions (net) (3)	76,687	82,530	81,288	77,913	116,727	86,092
Loans and advances to customers (net) (3)	790,470	790,848	734,711	668,856	719,112	861,221
Investment Securities (net) (4)	211,842	203,834	195,164	142,234	152,066	233,626
Investments: Associates and joint venture	4,836	3,251	3,471	5,536	4,454	6,787

Contingent liabilities (net)	44,434	39,834	43,770	40,600	45,033	48,167

Liabilities
Deposits from central banks and credit institutions (5)	149,398	175,374	155,617	109,397	153,312	203,608
Customer deposits (5)	691,112	683,142	647,705	608,201	630,848	764,336
Debt securities (5)	228,869	226,160	213,695	191,252	219,652	223,727

Capitalization
Guaranteed Subordinated debt excluding preferred securities and preferred shares (6)	6,448	6,091	3,276	4,603	5,207	7,348
Other Subordinated debt	6,124	7,864	6,878	7,483	8,291	5,830
Preferred securities (6)	6,916	6,749	6,239	3,652	4,319	7,468
Preferred shares (6)	413	449	739	401	421	412
Non-controlling interest (including net income of the period)	11,761	10,713	8,909	9,314	9,415	12,188
Stockholders' equity (7)	90,939	88,040	80,805	70,328	71,797	88,767
Total capitalization	122,602	119,906	106,846	95,781	99,450	122,014
Stockholders’ Equity per average share (7)	6.31	6.24	6.81	6.49	7.35	6.09
Stockholders’ Equity per share at period end (7)	6.24	6.12	6.42	6.21	6.99	6.20
Other managed funds
Mutual funds	129,930	109,028	109,519	93,304	89,176	133,297
Pension funds	11,298	11,376	11,481	10,879	10,076	11,328
Managed portfolio	18,032	20,337	20,369	20,987	18,889	19,915
Savings -insurance policies	-	-	-	-	-	2,423
Total other managed funds	159,260	140,741	141,369	125,170	118,141	166,963

Consolidated Ratios
Profitability Ratios:
Net Yield (8)	2.76%	2.90%	2.89%	2.55%	2.81%	2.92%
Return on average total assets (ROA) (9)	0.56%	0.55%	0.58%	0.44%	0.24%	0.64%
Return on average stockholders' equity (ROE) (9)	6.99%	6.61%	7.75%	5.84%	3.14%	7.97%
Return on tangible equity (ROTE) (10)	10.38%	9.99%	12.75%	9.64%	5.20%	11.82%
Capital Ratio:
Average stockholders' equity to average total assets	6.63%	6.70%	6.24%	5.89%	5.65%	6.66%
Ratio of earnings to fixed charges (11):
Excluding interest on deposits	1.88%	1.77%	1.90%	1.69%	1.27%	1.97%
Including interest on deposits	1.45%	1.39%	1.43%	1.29%	1.11%	1.55%

Credit Quality Data
Loans and advances to customers
Allowances for total balances including country risk and excluding contingent liabilities as a percentage of total gross loans	2.99%	3.24%	3.57%	3.59%	3.41%	3.76%
Non-performing balances as a percentage of total gross loans (12)	4.00%	4.42%	5.30%	5.81%	4.74%	5.52%
Allowances for total balances as a percentage of non-performing balances (12)	74.89%	73.39%	67.42%	61.76%	72.01%	68.25%
Net loan charge-offs as a percentage of total gross loans	1.37%	1.34%	1.38%	1.38%	1.36%	0.72%
Ratios adding contingent liabilities to loans and advances to customers and excluding country risk (*)
Allowances for total balances as a percentage of total loans and contingent liabilities	2.90%	3.19%	3.49%	3.48%	3.29%	3.64%
Non-performing balances as a percentage of total loans and contingent liabilities (**) (12)	3.93%	4.36%	5.19%	5.64%	4.54%	5.37%
Allowances for total balances as a percentage of non-performing balances (**) (12)	73.82%	73.11%	67.24%	61.65%	72.41%	67.66%
Net loan and contingent liabilities charge-offs as a percentage of total loans and contingent liabilities	1.31%	1.29%	1.30%	1.29%	1.28%	0.68%

(*)     We disclose these ratios because our credit risk exposure comprises loans and advances to customers as well as contingent liabilities, both of which are subject to impairment and, therefore allowances are taken in respect thereof.

(**)    Includes non-performing loans and contingent liabilities, securities and other assets to collect.

(1)	Average number of shares has been calculated on a monthly basis as the weighted average number of shares outstanding in the relevant period, net of treasury stock.
(2)

The shareholders at the annual shareholders’ meeting held on June 19, 2009 approved a new remuneration scheme (scrip dividend), whereby the Bank offered the shareholders the possibility to opt to receive an amount equivalent to the dividends in cash or new shares. The remuneration per share for 2012, 2013 and 2014 disclosed above, €0.60, is calculated assuming that the four dividends for these years were paid in cash.

On January 8, 2015, an extraordinary meeting of the board of directors took place to reformulate the dividend policy of the Bank to take effect with the first dividend to be paid with respect to our 2015 results, in order to distribute three cash dividends and a scrip dividend relating to such 2015 results. Each of these dividends amounted €0.05 per share. The Bank paid the dividends on account of the earnings for the 2015 financial year in August 2015, November 2015, February 2016 and May 2016 for a gross amount per share of €0.05.

The Bank has paid the four dividends on account of the earnings for the 2016 financial year in August 2016 (cash dividend of €0.055 per share), November 2016 (scrip dividend of €0.045 per share), February 2017 (cash dividend of 0.055 per share) and May 2017 (cash dividend of 0.055 per share).

The remuneration per share disclosed for each financial year includes the four dividends paid or to be paid on account of that financial year. For the periods ended June 30, 2017 and June 30, 2016 the remuneration per share disclosed includes half of the dividends paid or to be paid on account of the financial years ended December 31, 2017 and 2016, respectively. The figure for June 30, 2017 is estimated based on the first dividend on account of the 2017 financial year which was paid in August 2017.

(3)

Equals the sum of the amounts included under the headings “Financial assets held for trading”, “Other financial assets at fair value through profit or loss” and “Loans and receivables” as stated in our consolidated financial statements.

(4)

Equals the amounts included as “Debt instruments” and “Equity instruments” under the headings “Financial assets held for trading”, “Other financial assets at fair value through profit or loss”, “Available-for-sale financial assets” and “Loans and receivables” as stated in our consolidated financial statements.

(5)

Equals the sum of the amounts included under the headings “Financial liabilities held for trading”, “Other financial liabilities at fair value through profit or loss” and “Financial liabilities at amortized cost” as stated in our consolidated financial statement.

(6)

In our consolidated financial statements, preferred securities and preferred shares are included under “Subordinated liabilities”. In the table above Subordinated liabilities are included both under Liabilities and Capitalization.

(7)

Equals the sum of the amounts included at the end of each period as “Equity” and “Other comprehensive income” as stated in our consolidated financial statements.  We have deducted the book value of treasury stock from stockholders’ equity.

(8)

Net yield is the total of interest income/ (charges) (including dividends on equity securities) divided by average earning assets.  See “Item 2. Selected Statistical Information—Assets—Earning Assets—Yield Spread”.

(9)

The Return on average total assets ratio is calculated as consolidated profit for the period divided by average total assets and the Return on average stockholders’ equity ratio is calculated as profit attributable to the Parent divided by average stockholders’ equity.

Consolidated profit and profit attributable to the Parent for the six months ended June 30, 2017 have been annualized by assuming that during the second half we would obtain the same recurring results as in the first half. The calculation assumes that non-recurring results registered during the first half of the year will not be repeated in the second half of the year. No non-recurring results were registered during the first half of 2017. Consolidated profit and Profit attributable to the Parent for the first half of any year are not necessarily indicative of the results for that full year.

(10)

The Return on average tangible equity ratio (ROTE) is calculated as profit attributable to the Parent divided by the monthly average of: capital + reserves + retained earnings + other comprehensive income (excluding non-controlling interests) - goodwill – other intangible assets. We provide this non-GAAP financial measure as an additional measure to return on equity to provide a way to look at our performance which is closely aligned to our capital position. In 2014, if for comparison purposes we include in the denominator the €7,500 million capital increase made in January 2015, ROTE would be 10.95%.

(Millions of euros except percentages)	June 30, 2017	2016	2015	2014	2013	2012
Profit attributable to the parent	3,616	6,204	5,966	5,816	4,175	2,283

Average equity	90,765	88,741	90,220	75,047	71,511	72,635
Effect of goodwill and other intangible assets	(29,597)	(28,972)	(30,486)	(29,446)	(28,221)	(28,473)
Average tangible equity	61,168	59,769	59,734	45,601	43,290	44,162

Return on equity (ROE)	7.97%	6.99%	6.61%	7.75%	5.84%	3.14%
Return on tangible equity (ROTE)	11.82%	10.38%	9.99%	12.75%	9.64%	5.20%

(11)

For the purpose of calculating the ratio of earnings to fixed charges, earnings consist of pre-tax income from continuing operations before adjustment for income or loss from equity investees plus fixed charges.  Fixed charges consist of total interest expense (including or excluding interest on deposits as appropriate) and the interest expense portion of rental expense

(12)

Non-performing loans reflect Bank of Spain classifications.  These classifications differ from the classifications applied by U.S. banks in reporting loans as non-accrual, past due, restructured and potential problem loans.  See “Item 4. Information on the Company—B. Business Overview—Classified Assets—Bank of Spain’s Classification Requirements” in our 2016 Form 20-F

Set forth below is a table showing our allowances for non-performing balances broken down by various categories as disclosed and discussed throughout this report on Form 6-K:

	2016	2015	2014	2013	2012	Jun-17
Allowances refers to:		(in millions of euros)
Allowances for total balances (*) (excluding country risk)	24,835	27,121	28,046	25,681	26,112	34,314
Allowances for contingent liabilities and commitments (excluding country risk)	457	616	652	688	614	642
Allowances for total balances (excluding contingent liabilities and commitments and excluding country risk):	24,378	26,505	27,394	24,993	25,497	33,672
Allowances referred to country risk and other	528	322	46	154	98	638
Allowances for total balances (excluding contingent liabilities and commitments)	24,906	26,827	27,440	25,147	25,595	34,310
Of which:
Allowances for customers	24,393	26,517	27,217	24,903	25,422	33,689
Allowances for credit institutions and other financial assets	15	19	79	37	30	20
Allowances for Debt instruments	498	291	144	207	143	600

(*)    Non-performing loans and contingent liabilities, securities and other assets to collect.

Exchange Rates

The exchange rates shown below are those published by the European Central Bank (“ECB”), for euros and dollar (expressed in dollars per euro) and are based on the daily consultation procedures between central banks within and outside the European System of Central Banks, which normally takes place at 14:15 p.m. CET time.

	Rate During Period
	Period End	Average Rate
Calendar Period	($)	($)
2012	1.32	1.28
2013	1.38	1.33
2014	1.21	1.33
2015	1.09	1.11
2016	1.05	1.11

	Rate During Period
Last six months	High $	Low $
2017
March	1.09	1.05
April	1.09	1.06
May	1.12	1.09
June	1.14	1.11
July	1.17	1.13
August	1.20	1.17
September (through September 29)	1.21	1.17

On September 29, 2017, the exchange rate for euros and dollars (expressed in dollars per euro), as published by the ECB, was $1.18

For a discussion of the accounting principles used in translation of foreign currency-denominated assets and liabilities to euros, see Note 2 (a) to our consolidated financial statements included in our 2016 Form 20-F.

Item 3

Selected Statistical Information

The following tables show our selected statistical information.

Average Balance Sheets and Interest Rates

The following tables include, by domicile of the Group entity at which the relevant asset or liability is accounted for, our average balances and interest rates for the six months ended June 30, 2017 and 2016. Domestic balances are those of Group entities domiciled in Spain, which reflect our domestic activities, and international balances are those of Group entities domiciled outside of Spain, which reflect our foreign activities. Prior to the period ended June 30, 2017, we differentiated between domestic and international balances on the basis of the domicile of the customer.  Beginning with the period ended June 30, 2017, we have adjusted our methodology to focus on the domicile of the applicable Group entity, as described above.  We have reflected the average balances and interest rates for the period ended June 30, 2016 using this new methodology.

You should read the following tables and the tables included under “—Changes in Net Interest Income—Volume and Rate Analysis” and “—Assets—Earning Assets—Yield Spread” considering the following:

•	We have included interest received on non-accruing assets in interest income only if we received such interest during the period in which it was due;

•	We have included loan arrangement fees in interest income;

•	We have not recalculated tax-exempt income on a tax-equivalent basis because the effect of doing so would not be significant;

•

We have included income and expenses from interest-rate hedging transactions as a separate line item under interest income and expenses if these transactions qualify for hedge accounting under IFRS. If these transactions did not qualify for such treatment, we included income and expenses on these transactions elsewhere in our income statement. See Note 2 to our consolidated financial statements in our 2016 Form 20-F for a discussion of our accounting policies for hedging activities;

•	We have stated average balances on a net basis, netting our allowances for credit losses; and

•	All average data have been calculated using month-end balances, which is not significantly different from having used daily averages.

As stated above under “Presentation of Financial and Other Information”, we have prepared our financial statements for 2016, 2015, 2014, 2013 and 2012 and for the six months ended June 30, 2017 and 2016 under IFRS-IASB.

Average Balance Sheet - Assets and Interest Income

	Six month ended June 30,
		2017			2016
	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate

Cash and due from central banks and credit entities	169,882	2,226	2.62%	161,589	1,985	2.46%
Domestic	45,811	61	0.27%	30,617	81	0.53%
International	124,071	2,165	3.49%	130,972	1,904	2.91%

Loans and credits	800,229	21,996	5.50%	782,800	21,070	5.38%
Domestic	189,593	2,025	2.14%	177,659	1,987	2.24%
International	610,636	19,971	6.54%	605,141	19,083	6.31%

Debt securities	192,899	3,529	3.66%	180,268	3,465	3.84%
Domestic	65,492	522	1.59%	66,500	571	1.72%
International	127,407	3,007	4.72%	113,768	2,894	5.09%

Income from hedging operations		445			250
Domestic		28			31
International		417			219

Other interest		436			262
Domestic		162			54
International		274			208

Total Interest earning assets	1,163,010	28,632	4.92%	1,124,657	27,032	4.81%
Domestic	300,896	2,798	1.86%	274,776	2,724	1.98%
International	862,114	25,834	5.99%	849,881	24,308	5.72%

Other non-interest earning assets	199,342			210,203

Assets from discontinued operations

Total Average Assets	1,362,352	28,632		1,334,860	27,032

Note: as of June 30, 2017 and June 30, 2016, Total Average Assets attributed to international activities accounted for 72% and 72%, respectively, of the Group's Total Average Assets.

Average Balance Sheet - Liabilities and Interest Expense

	Six month ended June 30,
		2017			2016
	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate

Due to credit entities and central banks	165,376	1,109	1.34%	166,625	1,017	1.22%
Domestic	75,405	122	0.32%	76,180	115	0.30%
International	89,971	987	2.19%	90,445	902	1.99%

Customer Deposits	711,406	6,133	1.72%	677,887	6,370	1.88%
Domestic	189,063	516	0.55%	173,241	482	0.56%
International	522,343	5,617	2.15%	504,646	5,888	2.33%

Marketable debt securities	218,811	3,536	3.23%	220,504	3,851	3.49%
Domestic	70,117	678	1.93%	71,990	786	2.18%
International	148,694	2,858	3.84%	148,514	3,065	4.13%

Other interest bearing liabilities	8,188	101	2.47%	8,244	100	2.43%
Domestic	6,191	50	1.62%	6,465	60	1.86%
International	1,997	51	5.11%	1,779	40	4.50%

Expenses from hedging operations		(111)			(175)
Domestic		(21)			(107)
International		(90)			(68)

Other interest		856			675
Domestic		160			113
International		696			562

Total interest bearing liabilities	1,103,781	11,624	2.11%	1,073,259	11,838	2.21%
Domestic	340,776	1,504	0.88%	327,874	1,449	0.88%
International	763,005	10,120	2.65%	745,385	10,389	2.79%

Other non-interest bearing liabilities	155,624			162,176

Non-Controlling interest	12,182			11,325

Stockholders' Equity	90,765			88,100

Liabilities from discontinued operations

Total average liabilities and Stockholders	1,362,352	11,624		1,334,860	11,838

Note: as of June 30, 2017 and June 30, 2016, Total average liabilities attributed to international activities accounted for 68% and 67%, respectively, of the Group's Total average liabilities.

Changes in Net Interest Income—Volume and Rate Analysis

The following tables include, by domicile of the Group entity at which the relevant asset or liability is accounted for, changes in our net interest income between changes in average volume and changes in average rate for the first six months of 2017 compared to the same period of 2016. We have calculated volume variances based on movements in average balances over the period and rate variance based on changes in interest rates on average interest-earning assets and average interest-bearing liabilities. We have allocated variances caused by changes in both volume and rate to volume. You should read the following tables and the footnotes thereto in light of our observations noted in the preceding sub-section entitled “—Average Balance Sheets and Interest Rates”.

Volume and rate analysis

	IFRS-IASB
		Six month ended June 30,
		2017 / 2016
	Increase (Decrease) due to changes in
Interest income	Volume	Rate	Net Change

Cash and due from central banks and credit entities	(75)	316	241
Domestic	30	(50)	(20)
International	(105)	366	261

Loans and credits	305	621	926
Domestic	130	(92)	38
International	175	713	888

Debt securities	322	(259)	63
Domestic	(9)	(40)	(49)
International	331	(219)	112

Income from hedging operations	196		196
Domestic	(2)		(2)
International	198		198

Other interest	173		173
Domestic	108		108
International	65		65

Total Interest earning assets	921	678	1,600
Domestic	257	(182)	75
International	664	860	1,525

	IFRS-IASB
		Six month ended June 30,
		2017 / 2016
	Increase (Decrease) due to changes in
Interest charges	Volume	Rate	Net Change

Due to credit entities and central banks	(6)	98	92
Domestic	(1)	8	7
International	(5)	90	85

Customer Deposits	245	(481)	(236)
Domestic	42	38	80
International	203	(519)	(316)

Marketable debt securities	(18)	(297)	(315)
Domestic	(20)	(88)	(108)
International	2	(209)	(207)

Other interest bearing liabilities	3	(2)	1
Domestic	(2)	(8)	(10)
International	5	6	11

Expenses from hedging operations	64		64
Domestic	86		86
International	(22)		(22)

Other interest	180		180
Domestic	47		47
International	133		133

Total interest bearing liabilities	468	(682)	(214)
Domestic	152	(50)	102
International	316	(632)	(316)

Assets

Earning Assets—Yield Spread

The following table analyzes our average earning assets, interest income and dividends on equity securities and net interest income by domicile of the Group entity at which they are accounted for. Furthermore, it shows gross yields, net yields and yield spreads for each of the periods indicated. You should read this table and the footnotes thereto in light of our observations noted in the preceding sub-section entitled “—Average Balance Sheets and Interest Rates”, and the footnotes thereto.

Earning Assets - Yield Spread

	IFRS-IASB
	Six month ended June 30,
	2017	2016

Average interest earning assets	1,163,010	1,124,657
Domestic	300,896	274,776
International	862,114	849,881

Interests and similar income	28,632	27,032
Domestic	2,798	2,724
International	25,834	24,308

Interests income / (charges) (1)	17,008	15,194
Domestic	1,294	1,275
International	15,714	13,919

Gross yield (2)	4.92%	4.81%
Domestic	1.86%	1.98%
International	5.99%	5.72%

Net yield (3)	2.92%	2.70%
Domestic	0.86%	0.93%
International	3.65%	3.28%

Yield spread (4)	2.82%	2.60%
Domestic	0.98%	1.10%
International	3.34%	2.93%

(1)	Interest income / (charges) is the net amount of interest and similar income and interest expense and similar charges. — See “Income Statement” on page 8.
(2)	Gross yield is the quotient of interest income divided by average earning assets.
(3)	Net yield is the quotient of net interest income divided by average earning assets.
(4)

Yield spread is the difference between gross yield on earning assets and the average cost of interest-bearing liabilities. For a discussion of the changes in yield spread over the periods presented, see “Item 3. Operating and Financial Review and Prospects—A. Operating results—Results of Operations for Grupo Santander—Interest Income / (Charges)”.

Return on Equity and Assets

The following table presents our selected financial ratios for the periods indicated.

	Period Ended June 30,	Period Ended June 30,	(As adjusted) Period Ended June 30,	Year Ended December 31,
	2017	2016	2016	2016
ROA: Return on average total assets	0.64%	0.53%	0.55%	0.56%
ROE: Return on average stockholders’ equity	7.97%	6.61%	6.89%	6.99%
ROTE: Return on average tangible equity	11.82%	9.85%	10.27%	10.38%
PAY-OUT: Dividends per average share as a percentage of profit attributable to the Parent per average share (1)	—%	—%	—%	0.40%
Average stockholders’ equity as a percentage of average total assets	6.66%	6.60%	6.60%	6.63%

Note: Consolidated profit and profit attributable to the Parent for the six months ended June 30, 2017 and June 30, 2016 have been annualized by assuming that during the second half we would obtain the same recurring results as in the first half. The calculation assumes that non-recurring results registered during the first half of the year will not be repeated in the second half of the year. No non-recurring results were registered during the first half of 2017 while in the first half of 2016 non-recurring results amounted to €-248 million resulting from the net effect of (i) capital gains from the sale of our stake in VISA Europe (+€227 million) and (ii) restructuring costs to improve efficiency in Santander Spain and in the Corporate Center (-€475 million). If we calculate these ratios by doubling all the results (recurring and non-recurring), at June 30, 2016 the ROA ratio would have been 0.53%, the ROE ratio would have been 6.61% and the ROTE ratio would have been 9.85%. We believe that the exclusion of these non-recurring amounts present a more accurate picture of the evolution of our underlying profitability. Consolidated profit and Profit attributable to the Parent for the first half of any year are not necessarily indicative of the results for that full year.

(1)

Dividend information for the six months ended June 30, 2017 and 2016 and for the year-end are not comparable. The interim figures for the six months ended June 30, 2017 and 2016 do not include any dividend (the first quarterly interim dividend for each year was paid in August 2017 and August 2016, respectively) and the full-year figure includes all dividends for the year. See “Item 8. Financial Information —A. Consolidated Statements and Other Financial Information —Shareholders remuneration” in our 2016 Form 20-F.

The pay-out ratio does not include in the numerator the amounts paid under the Santander Dividendo Elección program (scrip dividends), which are not dividends paid on account of the net attributable income of the period. Such remuneration equivalent to dividends is €579 million for the year ended December 31, 2016, and zero for the six months ended June 30, 2017 and 2016.

Interest-Earning Assets

The following table shows, by domicile of the Group entity at which the relevant asset is accounted for, the percentage mix of our average interest-earning assets for the periods indicated. You should read this table in light of our observations noted in the preceding sub-section entitled “—Average Balance Sheets and Interest Rates”, and the footnotes thereto.

	IFRS-IASB
	Six month ended June 30,
	2017	2016

Cash and due from central banks and credit entities	14.61%	14.37%
Domestic	3.94%	2.72%
International	10.67%	11.65%

Loans and credits	68.81%	69.60%
Domestic	16.30%	15.80%
International	52.50%	53.81%

Debt securities	16.59%	16.03%
Domestic	5.63%	5.91%
International	10.95%	10.12%

Total Interest earning assets	100.00%	100.00%
Domestic	25.87%	24.43%
International	74.13%	75.57%

Classified Assets

Movements in Allowances for Credit Losses

The following table analyzes, for the periods indicated, movements in our allowances for credit losses by domicile of the Group entity at which the relevant allowances are accounted for. See “Presentation of Financial and Other Information”. For further discussion of movements in the allowances for credit losses, see “Item 3. Operating and Financial Review and Prospects —A. Operating results —Results of operations for Grupo Santander—Impairment Losses (net)”.

	IFRS-IASB
	Year Ended December 31,			Six months Ended June 30,
	2016	2015	2014	2017	2016
	(in millions of euros, except percentages)
Allowance for credit losses at beginning of the period
Borrowers in Spain	9,554	11,264	12,279	7,215	9,554
Borrowers outside Spain	17,077	16,057	12,680	17,686	17,077
Total	26,631	27,321	24,959	24,900	26,631

Net provisions for credit losses charged to income statement (1)
Borrowers in Spain	964	1,572	2,531	538	591
Borrowers outside Spain	10,243	9,997	9,326	5,177	4,806
Total	11,207	11,569	11,857	5,715	5,397

Charge offs against credit loss allowance
Borrowers in Spain	(2,505)	(2,877)	(3,009)	(1,767)	(1,333)
Borrowers outside Spain	(10,254)	(9,484)	(8,818)	(5,669)	(4,977)
Total	(12,758)	(12,361)	(11,827)	(7,436)	(6,310)

Other movements	(179)	102	2,332	11,125(*)	344

Allowance for credit losses at end of the period (2) (3)
Borrowers in Spain	7,215	9,554	11,264	18,352(*)	8,691
Borrowers outside Spain	17,686	17,077	16,057	15,951	17,371
Total	24,900	26,631	27,321	34,303(*)	26,062

Recoveries of loans previously charged off against income statement
Borrowers in Spain	283	202	296	167	103
Borrowers outside Spain	1,299	1,173	1,040	841	650
Total	1,582	1,375	1,336	1,009	753

Average loans outstanding
Borrowers in Spain	157,281	159,897	164,517	189,593	158,139
Borrowers outside Spain	624,228	625,763	541,635	610,636	624,661
Total	781,509	785,660	706,152	800,229	782,800

Net charge-offs against loan loss allowance to average loans ratio (4)
Borrowers in Spain	1.47%	1.67%	1.65%	0.84%	0.78%
Borrowers outside Spain	1.50%	1.33%	1.44%	0.79%	0.69%
Total	1.49%	1.40%	1.49%	0.80%	0.71%

(*)Under “Other movements” we include mainly the balances of Banco Popular.

(1)	We have not included a separate line item for charge-offs of loans not previously provided for (loans charged-off against income) as these are not permitted.
(2)

Includes allowances for impairment losses on balances of “Loans and receivables - Loans and advances to customers”, “Loans and receivables - Loans and advances to credit institutions” and “Loans and receivables – Debt securities”. See “Item 1. Selected Consolidated Financial Information”.

(3)	The segregation of the allowance for credit losses between Spain and outside Spain was made by geographical location of the Group’s company that accounts for the risk.
(4)	For the purpose of calculating the ratio, net charge-offs consist of Charge offs against credit loss allowance less Recoveries of loans previously charged off.

Net charge-offs against loan loss allowance to average loans ratio in Spain increased 6 basis points in June 30, 2017 as compared to June 30, 2016. There was an increase in both net charge-offs (basically in the real estate portfolios) and average loans, mainly due to the acquisition of Banco Popular.

In foreign jurisdictions the ratio increased 10 basis points in June 30, 2017 as compared to June 30, 2016. Net charge-offs increased mainly due to the still weak environment in Brazil while there was a light decrease in average loans.

The table below shows, for the periods indicated, a breakdown of recoveries, net provisions and charge-offs against credit loss allowances by type and by domicile of the Group entity at which these items are accounted for.

	IFRS-IASB
	Year Ended December 31,			Six months Ended June 30,
	2016	2015	2014	2017	2016
	(in millions of euros, except percentages)
Recoveries of loans previously charged-off against income statement
Domestic:
Commercial, financial, agricultural, industrial	128	85	104	45	42
Real estate and construction	72	66	77	67	33
Other mortgages	10	7	5	4	5
Installment loans to individuals	63	44	91	48	21
Lease finance	6	0	18	0	0
Other	4	0	1	3	2
Total Borrowers in Spain	283	202	296	167	103
Borrowers outside Spain
Government and official institutions	9	-	-	-	-
Commercial and industrial	1,146	1,066	932	802	579
Mortgage loans	86	82	79	37	34
Other	58	25	29	2	37
Total Borrowers outside Spain	1,299	1,173	1,040	841	650
Total	1,582	1,375	1,336	1,009	753
Net provisions for credit losses charged to income statement
Domestic:
Commercial, financial, agricultural, industrial	418	681	989	358	341
Real estate and construction	(36)	174	282	83	64
Other mortgages	159	233	818	57	79
Installment loans to individuals	484	494	352	100	131
Lease finance	(22)	1	52	(2)	(14)
Other	(39)	(11)	38	(58)	(10)
Total Borrowers in Spain	964	1,572	2,531	538	591
Borrowers outside Spain
Government and official institutions	8	8	9	26	1
Commercial and industrial	8,295	9,068	8,824	4,995	4,083
Mortgage loans	971	269	28	67	229
Other	969	652	465	89	494
Total Borrowers outside Spain	10,243	9,997	9,326	5,177	4,806
Total	11,207	11,569	11,857	5,715	5,397
Charge-offs against credit loss allowance
Domestic:
Commercial, financial, agricultural, industrial	(1,264)	(1,037)	(1,439)	(853)	(736)
Real estate and construction	(658)	(877)	(787)	(667)	(362)
Other mortgages	(154)	(291)	(198)	(81)	(41)
Installment loans to individuals	(408)	(639)	(506)	(155)	(185)
Lease finance	(7)	(24)	(22)	(6)	(2)
Other	(14)	(9)	(57)	(5)	(7)
Total Borrowers in Spain	(2,505)	(2,877)	(3,009)	(1,767)	(1,333)
Borrowers outside Spain
Government and official institutions	-	-	-	(2)	-
Commercial and industrial	(9,451)	(8,629)	(8,162)	(5,342)	(4,388)
Mortgage loans	(374)	(325)	(277)	(193)	(230)
Other	(429)	(530)	(379)	(132)	(359)
Total Borrowers outside Spain	(10,253)	(9,484)	(8,818)	(5,669)	(4,977)
Total	(12,758)	(12,361)	(11,827)	(7,436)	(6,310)

The tables below show, for the periods indicated, a breakdown of allowances for credit losses by type and by domicile of the Group entity at which the allowances for credit losses are accounted for.

	IFRS-IASB
	Year Ended December 31,
	2016	%	2015	%	2014	%
	(in millions of euros, except percentages)
Borrowers in Spain:
Commercial, financial, agricultural, industrial	1,344	5.40	2,373	8.91	2,354	8.62
Real estate and construction (*)	2,430	9.76	3,539	13.29	4,749	17.38
Other mortgages	2,636	10.59	2,854	10.72	3,254	11.91
Installment loans to individuals	543	2.18	566	2.12	703	2.57
Lease finance	156	0.63	159	0.60	121	0.44
Other	105	0.42	63	0.24	83	0.30
Total Borrowers in Spain	7,214	28.97	9,554	35.88	11,264	41.23
Borrowers outside Spain:
Government and official institutions	20	0.08	43	0.16	36	0.13
Commercial and industrial	15,514	62.30	14,083	52.88	13,218	48.38
Mortgage loans	1,970	7.91	1,828	6.86	2,043	7.48
Other	182	0.73	1,123	4.22	760	2.78
Total Borrowers outside Spain	17,686	71.03	17,077	64.12	16,057	58.77
Total	24,900	100.00	26,631	100.00	27,321	100.00

(*)  At December 31, 2016, 2015 and 2014 the allowances of the portfolio of loans to construction and property development companies with real estate purposes, defined in accordance with the Bank of Spain’s purpose-based classification guidelines, amounted to €2,225 million, €3,041 million and €3,974 million, respectively. In this table and in the previous one, loans to construction and property development companies are defined as loans granted to companies that belong to that sector, irrespective of the purpose of the loan.

	IFRS-IASB
	Six Months Ended June 30,
	2017	%	2016	%
	(in millions of euros, except percentages)
Borrowers in Spain:
Commercial, financial, agricultural, industrial	3,349	9.76	2,079	7.98
Real estate and construction (*)	11,213	32.69	3,146	12.07
Other mortgages	2,824	8.23	2,685	10.30
Installment loans to individuals	755	2.20	526	2.02
Lease finance	121	0.35	143	0.55
Other	90	0.26	111	0.43
Total Borrowers in Spain	18,352	53.50	8,691	33.35
Borrowers outside Spain:
Government and official institutions	50	0.15	32	0.12
Commercial and industrial	14,136	41.21	14,031	53.84
Mortgage loans	1,653	4.82	1,840	7.06
Other	112	0.33	1,468	5.63
Total Borrowers outside Spain	15,951	46.50	17,371	66.65
Total	34,303	100.00	26,062	100.00

(*)   At June 30, 2017 and 2016 the allowances of the portfolio of loans to construction and property development companies with real estate purposes, defined in accordance with the Bank of Spain’s purpose-based classification guidelines, amounted to €9,944 million and €2,629 million, respectively. In this table, loans to construction and property development companies are defined as loans granted to companies that belong to that sector, irrespective of the purpose of the loan.

The domestic balances at June 30, 2017 reflect the impact of the acquisition of Banco Popular, in particular in real estate and construction loans.

Non-performing Balances

The following table shows our non-performing assets (loans and other assets to collect) and contingent liabilities, excluding country-risk.

	IFRS-IASB
	Year Ended December 31,			Six Months Ended June 30,
Non-performing balances	2016	2015	2014	2017	2016
	(in millions of euros)
Past-due and other non-performing balances (1) (2) (3):
Domestic	14,020	17,722	20,891	32,837	16,031
International	19,623	19,372	20,818	17,877	20,259
Total	33,643	37,094	41,709	50,714	36,291

(1)

The total amount of our non-performing balances fully provisioned under IFRS was €4,514 million, €4,306 million and €5,255 million, at December 31, 2016, 2015, and 2014, respectively, and €4,224 million and €4,377 million at June 2017 and 2016 respectively. See “Item 4. Information on the Company—B. Business Overview—Classified Assets—Bank of Spain Charge-off Requirements” in our 2016 Form 20-F.

(2)

Non-performing balances due to country risk were €8 million, €8 million and €7 million, at December 31, 2016, 2015 and 2014, respectively, and €11 million and €7 million at June 2017 and 2016, respectively.

(3)

At December 31, 2016, 2015, and 2014 (i) the total amount of our non-performing past-due balances was €21,189 million, €24,226 million and €29,810 million, respectively, and €34,547 million and €21,833 million at June 2017 and 2016, respectively, and (ii) the total amount of our other non-performing was €12,454 million, €12,868 million and €11,899 million, respectively, and €16,167 million and €14,458 million at June 2017 and 2016, respectively.

The domestic balances at June 30, 2017 reflect the impact of the acquisition of Banco Popular.

We do not believe that there is a material amount of assets not included in the foregoing table where known information about credit risk at June 30, 2017 (not related to transfer risk inherent in cross-border lending activities) gave rise to serious doubts as to the ability of the borrowers to comply with the loan repayment terms at such date.

Evolution of Non-performing Balances

The following table shows the movement in our non-performing assets and contingent liabilities (excluding country risk):

	IFRS-IASB
(in millions of euros)	Year ended	Year ended	Quarter ended
	Dec. 31,	Dec. 31,	Mar. 31,	Jun. 30,	Sep. 30,	Dec. 31,	Mar. 31,	Jun. 30,
	2015	2016	2016	2016	2016	2016	2017	2017

Opening balance	41,709	37,094	37,094	36,148	36,291	34,646	33,643	32,158
Increases	21,293	20,186	6,618	5,130	4,285	4,153	5,750	4,428
Cash recoveries	(12,485)	(11,891)	(4,739)	(2,693)	(2,276)	(2,183)	(3,952)	(1,991)
Foreclosed assets	(1,103)	(933)	(211)	(216)	(246)	(260)	(215)	(183)
Changes in scope of consolidation	105	734	13	664	21	36	18	20,969
Exchange differences	(64)	1,211	72	870	(44)	313	537	(854)
Write-offs	(12,361)	(12,758)	(2,699)	(3,612)	(3,385)	(3,062)	(3,623)	(3,813)
Closing balance	37,094	33,643	36,148	36,291	34,646	33,643	32,158	50,714

Non-performing Balances Ratios

The following table shows the total amount of our computable credit risk, the amounts of our non-performing assets and contingent liabilities by category, our allowances for credit losses, the ratio of our non-performing balances to total computable credit risk and our coverage ratio at the dates indicated:

	IFRS-IASB
	Year Ended December 31,			Six Months Ended June 30,
	2016	2015	2014	2017	2016
	(in millions of euros, except percentages)
Computable credit risk (1)	855,510	850,909	804,084	943,583	846,120

Non-performing balances by category:
Individuals	15,477	15,588	17,251	17,185	15,029
Mortgages	8,278	8,772	9,022	10,354	8,309
Consumer loans	5,486	4,673	5,874	5,078	4,883
Credit cards and others	1,713	2,143	2,355	1,754	1,836
Enterprises	15,247	17,888	21,648	31,665	17,860
Corporate Banking	2,817	3,479	2,643	1,650	3,293
Public sector	101	139	167	214	109
Total non-performing balances	33,643	37,094	41,709	50,714	36,291

Allowances for non-performing balances	24,835	27,121	28,046	34,314	26,317

Ratios
Non-performing balances (2) to computable credit risk	3.93%	4.36%	5.19%	5.37%	4.29%
Coverage ratio (3)	73.82%	73.11%	67.24%	67.66%	72.52%
Balances charged-off to total loans and contingent liabilities	1.31%	1.29%	1.30%	0.68%	0.66%

(1)	Computable credit risk is the sum of the face amounts of loans and leases (including non-performing assets but excluding country risk loans), guarantees and documentary credits.
(2)	Non-performing loans and contingent liabilities, securities and other assets to collect.
(3)	Allowances for non-performing balances as a percentage of non-performing balances.

Non-performing loans amounted to €50,714 million as of June 30, 2017, a 51% increase from €33,643 million in December 2016. Banco Popular’s non-performing loans stood at €20,969 million as of June 30, 2017.

Allowances for non-performing balances amounted to €34,314 million as of June 30, 2017, a 38% increase from €24,835 million in December 2016. Banco Popular´s allowances for non-performing balances stood at €12,689 million as of June 30, 2017.

As a result, the Group’s NPL ratio at June 30, 2017, after integrating Banco Popular, was 5.37% and the coverage ratio 68% (as compared to 3.93% and 74%, respectively at December 31, 2016). Banco Popular’s NPL ratio was 20% with a coverage ratio of 61% at June 30, 2017.

Excluding Banco Popular, non-performing loans stood at €29,745 million and allowances for non-performing balances were €21,625 million at the end of June 2017.

The NPL and coverage ratios of the main countries where the Group operates are set out below:

• Spain’s  performance, excluding the impact of Banco Popular, continued to be positive with the NPL ratio decreasing to 4.99% at the end of June 2017 from 5.41% in December 2016. The coverage ratio decreased to 46% in June 2017 from 48.3% in December 2016. The Real Estate unit in Spain ended June 2017 with a NPL ratio of 91% and coverage of 53%. NPL ratios in Spain are affected by the weight of mortgage balances, which require fewer provisions as they have guarantees.

• Santander Consumer Finance’s NPL ratio decreased to 2.61% in June 2017 from 2.68% in December 2016 and coverage was 106% at the end of June 2017 as compared to 109% in December 2016.

• In Poland the NPL ratio improved to 4.66% as compared to 5.42% in December 2016, mainly due to the good performance of the portfolio of companies and the sale of non-performing loans of SMEs and individuals. Coverage was 67% at the end of June 2017 as compared to 61% in December 2016.

• Portugal’s NPL ratio was 7.67% at the end of June 2017 as compared to 8.81% in December 2016, largely due to portfolio sales. Coverage was 60% in June 2017 as compared to 64% in December 2016.

• In the United Kingdom the NPL ratio was 1.23% at the end of June 2017 as compared to 1.41% at the end of December 2016. The various portfolios continued to perform well, particularly mortgages and companies. Coverage was 33% in June 2017 and December 2016 (bearing in mind that 79% of the balance are mortgages). NPL ratios of the UK are affected by the weight of mortgage balances, which require fewer provisions as they have guarantees.

• In Brazil the NPL ratio remained stable at 5.36% at the end of June 2017 decreasing from 5.90% in December 2016. Coverage was 96% in June 2017, up from 93% at the end of 2016.

• Mexico’s NPL ratio was down to 2.58% at the end of June 2017 from 2.76% at the end of December 2016, thanks to the positive performance of mortgages and companies. Coverage ratio increased to 114% from 104% in December 2016.

• Chile’s NPL ratio was 5.00% in June 2017 and 5.05% in December 2016, due to lower lending by Global Corporate Banking and an increase in consumer credit non-performing loans. Coverage remained at 58% in June 2017 as compared to 59% in December 2016.

• In the United States the NPL ratio increased to 2.64% in June 2017 from 2.28% at the end of 2016 and coverage ratio decreased to 183% at June 30, 2017 from 214% in December 2016.

-Santander Bank’s NPL ratio was 1.16%, largely due to the good performance of the companies segment. Coverage was 102%.

-Santander Consumer USA’s NPL ratio rose to 5.28%, mainly due to the forbearance portfolio. Coverage was 239%.

Non-performing balances are impacted by the so-called “client drag effect”, through which Spanish banking groups classify as non-performing the aggregate risk exposure (including off-balance sheet risks) to a single obligor, whenever the amount of non-performing balances of such obligor exceeds 20% of its total outstanding risks (excluding non-accrued interest on loans to such borrower). This drag effect has a larger impact in the case of mortgages and corporate loans due to the greater average amount of these loans.

Other non-performing balances

We do not classify our loans and contingent liabilities to borrowers in countries with transitory difficulties (category 3) and countries in serious difficulties (category 4) as impaired balances. Loans and contingent liabilities in these categories do not stop accruing interest. However, we treat category 5 (doubtful countries) country risk outstanding as both a non-accruing and impaired balance.

	IFRS-IASB
Summary of non-performing balances	Year Ended December 31,			Six Months Ended June 30,
	2016	2015	2014	2017	2016
	(in millions of euros)
Balances classified as non-performing	33,643	37,094	41,709	50,714	36,291
Non-performing balances due to country risk	8	8	7	11	7
Total non-performing balances	33,651	37,102	41,716	50,725	36,298

The table below sets forth the movements in our refinancing assets during the first half of 2017:

Restructuring/refinancing information

Millions of euros
Carrying amount:	June 30, 2017
Opening balances	37,366
(+) Refinancing and Restructured balances	6,249
Memorandum items: Amount registered in the income statements	1,323
(-) Debt repayment	(4,674)
(-) Foreclosures	(556)
(-) Balance derecognition (Written-off reclassification)	(2,793)
(+)/(-) Other changes (*)	2,808
Final Balances	38,400

(*)Includes the balances of the acquisition of Banco Popular amounting to €6,618 million.

For more information about our refinancing assets see note 16.c to our consolidated financial statements for the six months ended June 30, 2017.

Foreclosed Assets

The table below sets forth the movements in our foreclosed assets for the periods shown.

	IFRS-IASB
	Total Year	Quarterly movements				Total Year	Six Months Ended June 30,
	Dec. 31, 2015	Mar. 31, 2016	Jun. 30, 2016	Sep. 30, 2016	Dec. 31, 2016	Dec. 31, 2016	Jun. 30, 2016	Jun. 30, 2017
	(in millions of euros, except percentages)
Opening balance	10,543	11,383	11,499	11,634	11,746	11,383	11,383	11,685
Foreclosures	2,047	409	450	372	483	1,714	859	679
Sales	(1,408)	(286)	(375)	(413)	(612)	(1,686)	(661)	(837)
Perimeter	-	-	-	-	-	-	-	17,529
Other movements	201	(8)	60	153	68	273	52	(25)
Gross foreclosed assets and assets acquired in payment of customer debts	11,383	11,499	11,634	11,746	11,685	11,685	11,634	29,030(*)
Of which: in Spain	10,609	10,732	10,825	10,886	10,733	10,733	10,825	28,090
Allowances established	5,850	5,891	5,903	5,872	6,045	6,045	5,903	17,019
Of which: in Spain	5,626	5,666	5,670	5,660	5,831	5,831	5,670	16,719
Closing balance (net)	5,533	5,607	5,731	5,874	5,640	5,640	5,731	12,010
Of which: in Spain	4,983	5,066	5,156	5,226	4,902	4,902	5,156	11,371
Allowance as a percentage of foreclosed assets and assets acquired in payment of customer debts	51.4%	51.2%	50.7%	50.0%	51.7%	51.7%	50.7%	58.6%
Of which: in Spain	53.0%	52.8%	52.4%	52.0%	54.3%	54.3%	52.4%	59.5%

(*) Includes the balances of Banco Popular

Property financing provided for construction and property development

The table below shows the portfolio relating to this sector, defined in accordance with the Bank of Spain’s purpose-based classification guidelines during the first half of 2017:

	Millions of euros
	June 30, 2017	June 30, 2016
Balance at the beginning of the year	5,515	7,388
Perimeter (1)	14,930	-
Foreclosed assets	(62)	(19)
Reductions (2)	(846)	(673)
Written-off assets	(133)	(341)
Balance at the end of the year	19,404	6,355

(1) Includes Banco Popular

(2) Includes sales of portfolios, cash recoveries and third parties subrogations.

For more information about property financing provided for construction and property development see note 16.d.ii to our consolidated financial statements for the six months ended June 30, 2017.

Exposure to sovereign counterparties

As a general rule, we consider sovereign risk as a risk assumed in transactions with the central bank, the issuer risk of the Treasury or Republic and the risk arising from transactions with public entities (public entities whose funds are obtained from fiscal income, which are legally recognized as entities included in the government sector, and whose activities are of a non-commercial nature).

The detail at June 30, 2017 and December 31, 2016, by type of financial instrument, of the Group’s sovereign risk exposure to Europe’s peripheral countries and of the short positions held with them, taking into consideration the criteria established by the European Banking Authority (EBA) is explained in note 16.b to our consolidated financial statements.

Additionally, in note 16.b to our consolidated financial statements we give the detail of the Group’s other exposure to other counterparties (private sector, central banks and other public entities that are not considered to be sovereign risks) in Europe’s peripheral countries.

Item 4

Operating and Financial Review and Prospects

Critical Accounting Policies

IFRS 9 "Financial Instruments" will be obligatory for reporting periods beginning on or after January 1, 2018.

To date, Grupo Santander's work has entailed evaluating the financial instruments affected by the new classification and measurement criteria and developing an impairment methodology to calculate credit provisions on the basis of expected credit loss. We continue to evaluate the effects of applying IFRS 9. During the period, the IFRS 9 implementation project underway in the Group entailed a parallel run of the old and new standards. Among other activities, ongoing impact simulation exercises are being carried out.

On the basis of the preliminary results obtained and although, at present, the implementing regulations governing the relationship between regulatory capital and accounting provisions have not been fully enacted, we estimate that the entry into force of IFRS 9 will result in a decrease of approximately 15 to 20 basis points in fully loaded CET1.

See more information in Note 1.b to our interim consolidated financial statements for the period ended June 30, 2017.

A. Operating results

We have based the following discussion on our interim consolidated financial statements for the six months ended June 30, 2017. You should read this discussion along with this report, and this discussion is qualified in its entirety by reference to them.

Management makes use of certain financial measures in local currency to help in the assessment of ongoing operating performance. These non-GAAP financial measures include the results of operations of our subsidiary banks located outside the eurozone, excluding the impact of foreign exchange. We analyze these banks’ performance on a local currency basis to better measure the comparability of results between periods. Because changes in foreign currency exchange rates have a non-operating impact on the results of operations, we believe that evaluating their performance on a local currency basis provides an additional and meaningful assessment of performance to both management and the company’s investors. Variances in financial metrics, excluding the exchange rate impact, are calculated by translating the components of the financial metrics to our Euro presentation currency using the same foreign currency exchange rate for both periods presented. For a discussion of the accounting principles used in translation of foreign currency-denominated assets and liabilities to euros, see note 2(a) to our consolidated financial statements for the year ended December 31, 2016 included in our 2016 Form 20-F.

General

We are a financial group whose main business focus is retail banking, complemented by global wholesale banking, asset management, private banking and insurance businesses.

Our main source of income is the interest that we earn from our lending activities, by borrowing funds from customers and money markets at certain rates and lending them to other customers at different rates. We also derive income from the interest and dividends that we receive from our investments in fixed/variable income and equity securities and from our trading activities in such securities and derivatives. We perform these activities by buying and selling securities to take advantage of current and/or expected differences between purchase and sale prices.

Another source of income is the commissions that we earn from the different banking and other financial services that we provide (credit and debit cards, insurance, account management, bill discounting, guarantees and other contingent liabilities, advisory and custody services, etc.) and from our mutual and pension funds management services.

In addition, from time to time, we derive income from the capital gains we make from the sale of our holdings in Group companies.

2017 overview

Grupo Santander developed its business during the first half of 2017 in an economic environment that continued to strengthen. The outlook for global growth is back in line with the long-term historic average. Mature economies were more dynamic and developing ones showed signs of recovery in Latin America, particularly in Brazil and Argentina, while Mexico is growing faster than expected.

Interest rates continued to rise in the United States and Mexico, although they are still at low levels in most mature economies and declined in some Latin American countries, impacting banking activity.

Eurozone: Growth in the first half of 2017 remained positive and confidence indicators improved. Inflation moderated after a temporary rise in oil prices. The European Central Bank held its soft monetary policy (stable interest rates and asset purchase program).

Spain. GDP grew above 3% in the first half of 2017. Inflation remained moderate, after rising to 3% in the first quarter of 2017 due to energy prices. Labor market dynamics are very positive.

Poland. Strong economic growth in the first half of 2017. Inflation still low (1.5% in June 2017). The unemployment rate is at historically low levels (5.0% in June 2017). Official interest rates remained at 1.5%.

Portugal.  GDP grew strongly in the first half of 2017 (2.8%) with inflation (0.9% year-on-year in June) still significantly below the ECB target (2%). The unemployment rate keeps falling; 9.5% in the first half of 2017 compared to 10.5% in the same period of 2016.

United Kingdom.  GDP has grown 1.8% year-on-year in the first half of 2017 and inflation was 2.6% in June 2017, having risen rapidly from the beginning of the year. The unemployment rate is at 4.4% in the second quarter of 2017, which may be considered a level of full employment.

America:

Brazil. GDP grew 0.3% in the second quarter of 2017, the first positive year-on-year result since the first quarter of 2014. The central bank cut its Selic rate to 9.25% in June 2017. Inflation eased to 3.0% in June 2017 and the monetary committee reduced the inflation target for 2019 to 4.25% and set it at 4% for 2020. In the second quarter of 2017, the real depreciated 4.0% against the dollar, 10.1% against the euro.

Mexico.  Solid GDP growth in the first half of 2017 (2.8% year-on-year, seasonal adjusted). Inflation rose to 6.3% in June 2017, but is expected to move toward the target (2-4%) in 2018. The central bank raised its key rate by 125 basis points in the first half of 2017, to 7.0%. The peso appreciated 3.8% against the dollar and depreciated 2.8% against the euro.

Chile. Inflation remained below 3% and is expected to remain stable. The central bank cut its key rate by 100 basis points in the first half of 2017, to 2.5%. The peso appreciated 0.1% against the dollar in the second quarter of 2017 and depreciated 6.2% against the euro.

Argentina. Economic policies continued to focus on correcting the macroeconomic imbalances and strengthening the external position. Inflation stabilized at below 2% per month and the economy has been growing since the beginning of 2017 (with an average annual growth rate of 1.5% in the first half of 2017).

United States.  GDP has grown 2.1% year-on-year in the first half of 2017. Unemployment rate has fallen to 4.4% in June 2017, but inflation (CPI) has weakened to 1.6%. US dollar has depreciated to USD 1.14=1EUR at the end of the quarter, as markets does not expect the Fed to continue rising rates: 1-1.25% after June´s hike.

Results of operations for Grupo Santander

Summary

Profit attributable to the Parent bank for the first half of 2017 was €3,616 million, a 24% or €705 million increase from €2,911 million for the same period in 2016, with the following highlights: (i) total income continued the good trend with growth in both net interest income and fee income, (ii) improved efficiency with costs under control, (iii) improvement in the quality of credit portfolios before the acquisition of Banco Popular and (iv) limited impact from the acquisition of Banco Popular that contributed €11 million to profit attributable to the Parent (0.3%). Profit attributable to the Parent in the first half of 2016 was impacted by several factors not repeated in the first half of 2017, presented in the Corporate Center, including the following: (i) capital gains from the sale of the stake in VISA Europe (+€227 million, of which €125 million corresponded to the UK, €45 million to Spain and €39 million to Poland) and (ii) restructuring costs to improve efficiency (-€475 million, of which €261 million corresponded to Spain and €175 million to the Corporate Center). Excluding the impact of exchange rates, profit attributable to the Parent bank increased 21% in the first half of 2017 as compared to the same period in 2016.

Interest income / (charges)

Interest income / (charges) were €17,008 million for the first half of 2017, a 12% or €1,814 million increase from €15,194 million for the same period in 2016. Excluding the impact of exchange rates, interest income / (charges) increased 7%. This increase is mainly explained by management of spreads and higher loans and credits and deposits, principally in developing countries. All units increased their interest income / (charges) except for Portugal, due to sales of public debt and loan portfolios in 2016, and the United States, impacted by the fall in auto finance balances and the change of business mix toward a lower risk profile. In Spain, interest income / (charges) increased by €3 million mainly due to the contribution of Banco Popular.

Average total earning assets were €1,163,010 million for the first half of 2017, a €38,353 million increase from €1,124,657 million for the same period in 2016. In Spain, balances increased by €26,120 million due to increases in Cash and due from central banks and credit entities (€15,194 million) and Loans and credits (€11,934 million) partially offset by decreases in Debt securities (-€1,008 million). Average balances outside of Spain increased by €12,233 million mainly due to the increase in Debt Securities (€13,639 million) and Loans and Credits (€5,495 million) partially offset by a decrease in Cash and due from central banks and credit entities (-€6,901 million).

Gross lending amounted to €894,910 million at June 30, 2017, an 11% or €85,740 million increase as compared to €809,170 million at June 30, 2016. Banco Popular´s net loans were €82,589 million at June 30, 2017.

Gross lending, excluding the impact of exchange rates, repos and Banco Popular´s acquisition in order to analyze the evolution of recurring operations increased 1%. The main highlights were the following:

•	Increases in six of the ten core countries, with significant growth in Argentina, SCF, Brazil and Poland.

•

Decrease in Spain (-4%) and Portugal (-4%) mainly due to balances in public sector and mortgages in Spain and the sale of a portfolio in Portugal. Lending in the United States also declined (-6%), because of the outflow of balances in the public sector and large corporate clients.

The average balance of interest-bearing liabilities for the first half of 2017 was €1,103,781 million, a 3% or €30,522 million increase from €1,073,259 million for the same period in 2016. In Spain, balances increased by €12,902 million as a result of increases in Customer deposits (€15,822 million) partially offset by decreases in Marketable debt securities (-€1,873 million), Due to credit entities and central banks (-€775 million), and Other interest bearing liabilities (-€274 million). Balances outside of Spain increased by €17,620 million mainly due to the increase in Customer deposits (€17,697 million), Marketable debt securities (€180 million) and Other interest bearing liabilities (€218 million) and decreases in Due to credit entities and central banks (-€474 million).

Customer deposits amounted to €764,336 million at the end of June 2017, a 14% or €92,433 million increase compared to €671,903 million at June 30, 2016 mainly due to the increase in customer deposits resulting from the acquisition of Banco Popular. Banco Popular´s deposits were €64,814 million at June 30, 2017.

Excluding the exchange rates impact, repos and Banco Popular´s acquisition and including mutual funds, customer fund growth was 8% basically due to:

•

Growth in nine of the ten core units. The largest increase was in Argentina (+70%, partly resulting from the acquisition of the retail business of Citibank in Argentina), while most of the other units grew by more than 5%.

•

The current customer loyalty strategy and the management of funding costs helped produce a 12% increase in demand deposits and 13% in mutual funds and a 6% fall in time deposits. The funds’ structure was as follows: demand deposits (60%), time (21%) and mutual funds (19%).

Dividend income

Dividend income was €279 million for the first half of 2017, a 10% or €26 million increase from €253 million for the same period in 2016.

Income from companies accounted for by the equity method

Income from companies accounted for by the equity method was €293 million for the first half of 2017, a 50% or €98 million increase as compared to €195 million for the first half of 2016.

Net fees and commissions

Net fees and commissions were €5,760 million for the first half of 2017, a 16% or €814 million increase from €4,946 million for the same period in 2016.

Net fees and commissions for the first half of 2017 and 2016 were as follows:

	Six Months Ended June 30,
			Amount	%
	2017	2016	Change	Change
	(in millions of euros, except percentages)
Commissions for services	3,620	2,998	622	21%
Credit and debit cards	1,046	786	260	33%
Account management	744	547	197	36%
Bill discounting	176	130	46	35%
Guarantees and other contingent liabilities	234	210	24	11%
Other operations	1,420	1,325	95	7%
Mutual and pension funds	387	372	15	4%
Securities services	565	450	115	26%
Insurance	1,188	1,126	62	6%
Total net fees and commissions	5,760	4,946	814	16%

The €814 million increase in net fees and commissions reflects: (i) a €622 million increase in those from services, mainly from Credit and debit card and Account management; (ii) a €115 million increase in Securities services; (iii) a €62 million increase in Insurance; and (iv) a €15 million increase in Mutual and pension funds. Greater activity and customer loyalty improved fee income in almost all units.

Excluding the impact of exchange rates, net fees and commissions increased 12% mainly due to Brazil; net fees and commissions in this country increased by 20%.

Average balances of mutual funds under management increased 18% from €112.7 billion at June 30, 2016 to €133.3 billion at June 30, 2017 with significant increases in almost all units.

Average balances of pension funds increased 2% from €11.1 billion in the first half of 2016 to €11.3 billion for the same period of 2017. In Spain, pension funds increased 1% from €10.2 billion in June 2016 to €10.4 billion in June 2017 and in Portugal increased 4% from €900 million in the first half of 2016 to €936 million in the same period of 2017. Our only remaining pension business abroad is in Portugal.

Gains / (losses) on financial assets and liabilities and exchange differences (net)

Net gains on financial assets and liabilities and exchange differences (net) were €860 million for the first half of 2017, a €391 million decrease as compared to €1,251 million for the same period in 2016 mainly due to gains in 2016 from the sale of the stake in VISA Europe (+€380 million) not repeated in 2017.

Gains (losses) on financial assets and liabilities includes gains and losses arising from the following: marking to market our trading portfolio and derivative instruments, including spot market foreign exchange transactions, sales of investment securities and liquidation of our corresponding hedge or other derivative positions. Exchange differences shows primarily the gains or losses on currency dealings, the differences that arise on translations of monetary items in foreign currencies to the functional currency, and those disclosed on non-monetary assets in foreign currency at the time of their disposal. The analysis of these line items is shown combined as they are closely related.

Other operating income / (expenses)

Net other operating income / (expenses) generated losses of €120 million in the first half of 2017, a €146 million decrease as compared to gains of €26 million in the same period in 2016, mainly due to decreases in non-financial activities.

Administrative expenses

Administrative expenses were €9,897 million for the first half of 2017, an 8% or €693 million increase from €9,204 million for the same period in 2016.

Administrative expenses for the first half of 2017 and 2016 were as follows:

	Six Months Ended June 30,
			Amount	%
	2017	2016	Change	Change
	(in millions of euros, except percentages)
Personnel expenses	5,855	5,395	460	9%
Other administrative expenses	4,042	3,809	233	6%
Building, premises and equipment	889	867	22	3%
Information Technology	621	550	71	13%
Advertising	351	304	47	16%
Communications	253	255	(2)	(1)%
Taxes (other than income tax)	251	232	19	8%
Other expenses	1,677	1,601	76	5%
Total administrative expenses	9,897	9,204	693	8%

Total administrative expenses increased by 8%. This variation is due to the impact of Banco Popular´s acquisition, the exchange rates impact, the adjustment to the year´s average inflation, and to a lesser extent to regulatory costs and other expenses related to the commercial transformation. The units in which costs rose the most were Argentina and Mexico due to the investment plan announced at the end of 2016, and the United States.

In the first half of 2017, we continued to focus on operational excellence and digitalization, while developing the customer experience.

Depreciation and amortization

Depreciation and amortization was €1,294 million for the first half of 2017, a €113 million increase from €1,181 million for the same period in 2016 mainly due to the exchange rate impact.

Provisions or reversal of provisions, net

Net provisions were €1,377 million for the first half of 2017, a 12% or €193 million decrease from €1,570 million for the first half of 2016. Net provisions in June 2016 included €678 million related to restructuring costs to improve efficiency.

For further details, see note 10 to our consolidated financial statements for the six months ended June 30, 2017.

Impairment losses (net)

Impairment losses (net) were €4,810 million for the first half of 2017, a €125 million or 3% increase from €4,685 million for the first half of 2016.

Impairment losses include the following:

	Six Months Ended June 30,
			Amount
	2017	2016	Change	% Change
	(in millions of euros, except percentages)
Impairment or reversal of impairment of financial assets not measured at fair value through profit or loss, net	4,713	4,647	66	1%
Financial assets measured at cost	7	2	5%
Financial assets available-for-sale	-	-	-
Loans and receivables	4,706	4,645	61	1%
Held-to-maturity investment	-	-	-
Impairment of investments in subsidiaries, joint ventures and associates, net	-	8	(8)	n.a
Impairment on non-financial assets, net	97	30	67%
Tangible assets	28	18	10	56%
Intangible assets	40	-	40	n.a
Others	29	12	17	142%
Total impairment losses (net)	4,810	4,685	125	3%

The €125 million increase in net impairment losses for the six-month ended in June 30, 2017 compared to the six months ended in June 30, 2016 were mainly due to increases in impairment losses on loans and receivables and intangible assets. Excluding the impact of exchange rate, total impairment losses decreased 4% with significant reductions in all European units and Poland, as well as the United States, UK and Chile reflecting the quality of the portfolios and the improvement in the economic environment. Latin America remained broadly stable within a context of greater lending. Of note was Brazil, where impairment losses fell for the third quarter running.

Our total allowances for credit losses (excluding country risk) increased by €7,997 million to €34,314  million at June 30, 2017, from €26,317 million as of June 30, 2016 due to the acquisition of Banco Popular that accounted for total allowances for credit losses of €12,689 million.

Non-performing balances (excluding country-risk) increased by €14,423 to €50,714 million in June 30, 2017, compared to €36,291 million as of June 30, 2016, mainly due to the acquisition of Banco Popular, with non-performing loans of €20,969 million. The Group’s NPL ratio was 5.37% as of June 30, 2017 as compared to 4.29% as of June 30, 2016.

The coverage ratio was 68% in June 2017 compared to 73% in June 2016. Note that the coverage ratio, particularly in Spain and the UK, is affected by the weight of mortgage balances, which require fewer provisions as they have guarantees.

Excluding Banco Popular, non-performing balances decreased by €6,546 million or 18% to €29,745 million at the end of June 2017 and our total allowances for credit losses decreased by €4,692 million or 18% to €21,625 million. The Group’s NPL ratio excluding Banco Popular was 3.55%, reflecting the positive performance in almost all units. The coverage ratio excluding Banco Popular was 73%.

Gains/ (losses) on non-financial assets and investments (net)

Net gains on non-financial assets and investments were €26 million for the first half of 2017, a €1 million decrease from €27 million for the first half of 2017. No significant transaction was accounted for during the first half of 2017 and 2016.

Gains/ (losses) on non-current assets held for sale not classified as discontinued operations

Net losses on disposal of non-current assets held for sale not classified as discontinued operations were €143 million for the first half of 2017, a €103 million increase as compared to €40 million for the first half of 2016.

Income tax

The provision for corporate income tax was €2,254 million for the first half of 2017, a €612 million or 37% increase from €1,642 million for the same period in 2016. The effective tax rate was 34% for the first half of 2017 and 31% for the first half of 2016.

Profit attributable to non-controlling interests

Profit attributable to minority interests was €715 million for the first half of 2017, a €56 million increase from €659 million for the same period in 2016.

Results of Operations by Business Areas

Grupo Santander maintains the same general criteria applied in our 2016 Form 20-F, as well as the business segments, except for the annual adjustment of the perimeter of the Global Customer Relationship Model between Commercial Banking and Santander Global Corporate Banking. This change has no impact on the geographic businesses.

For purposes of our financial statements and this report on Form 6-K, we have calculated the results of operations of the various units of the Group using these criteria. As a result, the data set forth herein may not coincide with the data published independently by each unit individually.

For a description of our business areas, see “Item 4. Information on the Company—B. Business Overview” in our 2016 Form 20-F.

Our results of operations by business areas can be summarized as follows:

First level (geographic):

Continental Europe

	Six Months Ended June 30		Variations
	2017	2016	Amount	(%)
	(in millions of euros, except percentages)
INTEREST INCOME / (CHARGES)	4,234	4,066	168	4%
Dividend income	187	185	2	1%
Income from companies accounted for by the equity method	139	73	66	90%
Net fees and commissions	1,941	1,760	181	10%
Gains/losses on financial assets and liabilities (net) *	293	415	(122)	(29%)
Other operating income/(expenses) (net)	(106)	(63)	(43)	68%
TOTAL INCOME	6,688	6,436	252	4%
Administrative expenses and depreciation	(3,464)	(3,436)	(28)	1%
Provisions (net)	(317)	(243)	(74)	30%
Impairment on financial assets (net)	(524)	(724)	200	(28%)
Impairment on other assets (net)	(65)	(23)	(42)	n.a.
Gains/(losses) on other assets (net)	(55)	(28)	(27)	96%
OPERATING PROFIT/(LOSS) BEFORE TAX	2,263	1,982	281	14%
Income tax	(604)	(534)	(70)	13%
PROFIT FROM CONTINUING OPERATIONS	1,659	1,448	211	15%
Profit/(loss) from discontinued operations (net)	-	-	-	n.a.
CONSOLIDATED PROFIT FOR THE YEAR	1,659	1,448	211	15%
Profit attributable to non-controlling interest	180	149	31	21%
Profit attributable to the Parent	1,479	1,299	180	14%

*     Includes exchange differences (net)

In the first half of 2017, Continental Europe contributed 32% of the profit attributed to the Parent’s operating areas.

The results of Continental Europe were affected by the acquisition of Banco Popular on June 7, 2017 (see “Item 7. Recent Events - Acquisitions, Dispositions, Reorganizations and Other Recent Events - Acquisition of Banco Popular Español, S.A.”). The main line items of Banco Popular´s contribution to Continental Europe for the period from June 7, 2017 (acquisition date) to June 30, 2017 are the following: interest income/ (charges) €109 million, net fees and commissions €31 million, total income €139 million, Operating expenses €96 million, provisions and impairment €28 million and profit attributable to the Parent €11 million.

Total Income increased by €252 million or 4% (of which Banco Popular contributed €139 million). Interest Income/ (Charges) increased €168 million or 4% mainly due to the contribution of Banco Popular (€109 million) and the performance of Santander Consumer and Poland.

Net fees and commissions increased €181 million or 10%, due to the contribution of Banco Popular (€31 million) together with greater customer loyalty. On the other hand, gains/losses on financial assets and liabilities (net) decreased €122 million or 29% due to Spain, Poland and Portugal.

Administrative expenses and depreciation increased by €28 million or 1%; however, excluding Banco Popular’s expenses of €96 million, this line item decreased by €68 million or 2% mainly due to the efficiency plans developed in 2016.

Provisions and impairment, which include provisions (net), impairment on financial assets (net), and impairment on other assets (net), declined €84 million or 8% (excluding Banco Popular’s provisions of €28 million they decreased by €112 million or 11%). The main driver was the decrease in impairment on financial assets (net) by €200 million or 28% due to the favorable economic environment and the improvement in the quality of loan portfolios.

Profit attributable to the Parent was €1,479 million, a 14% or €180 million increase from the €1,299 million obtained in the same period of 2016, mainly due to higher interest income/(charges), higher net fees and commission, and lower provisions and impairment. All units increased their attributable profit except for Poland, affected by higher taxes and regulatory expenses.

United Kingdom

	Six Months Ended June 30		Variations
	2017	2016	Amount	(%)
	(in millions of euros, except percentages)
INTEREST INCOME / (CHARGES)	2,244	2,290	(46)	(2%)
Dividend income	1	-	1	n.a.
Income from companies accounted for by the equity method	15	8	7	88%
Net fees and commissions	514	538	(24)	(4%)
Gains/losses on financial assets and liabilities (net) *	189	163	26	16%
Other operating income/(expenses) (net)	13	15	(2)	(13%)
TOTAL INCOME	2,976	3,014	(38)	(1%)
Administrative expenses and depreciation	(1,446)	(1,581)	135	(9%)
Provisions (net)	(270)	(129)	(141)	n.a.
Impairment on financial assets (net)	(57)	(74)	17	(23%)
Impairment on other assets (net)	(7)	(1)	(6)	n.a.
Gains/(losses) on other assets (net)	1	(1)	2	n.a.
OPERATING PROFIT/(LOSS) BEFORE TAX	1,197	1,228	(31)	(3%)
Income tax	(360)	(365)	5	(1%)
PROFIT FROM CONTINUING OPERATIONS	837	863	(26)	(3%)
Profit/(loss) from discontinued operations (net)	-	-		n.a.
CONSOLIDATED PROFIT FOR THE YEAR	837	863	(26)	(3%)
Profit attributable to non-controlling interest	13	20	(7)	(35%)
Profit attributable to the Parent	824	843	(19)	(2%)

*     Includes exchange differences (net)

In the first half of 2017, United Kingdom contributed 18% of the profit attributed to the Parent’s total operating areas.

Total income decreased €38 million or 1%; however it increased €249 million or 9% excluding the exchange rate impact.  Interest income / (charges) decreased €46 million or 2%; however, excluding the exchange rate impact increased 8% or €173 million driven by retail liability margin improvement, partially offset by lower volume of Standard Variable Rate (SVR) mortgages and new asset margin pressures. Net fees and commissions decreased €24 million or 4%; excluding the exchange rate impact they increased €27 million or 6% mainly due to increases in current account, credit card and investments fees.

Administrative expenses and depreciation decreased €135 million or 9%; excluding the exchange rate impact increased €16 million or 1% due to the efficiency improvements that absorbed investments in business growth, the continued enhancements to our digital channels and the banking reform costs.

Provisions and impairment increased €130 million or 64%. Impairment on financial assets (net) declined €17 million or 23% (excluding the impact of the exchange rate declined €11 million or 16%) due to  credit quality in all loan portfolios supported by appropriate risk criteria, while Provisions (net) increased €141 million mainly due to higher provisions in the first half of 2017 for customer remediation and regulatory framework.

Profit attributable to the Parent decreased €19 million or 2%. However, excluding the exchange rates impact it increased €61 million or 8% mainly due to rise in total income.

Latin America

	Six Months Ended June 30		Variations
	2017	2016	Amount	(%)
	(in millions of euros, except percentages)
INTEREST INCOME / (CHARGES)	7,959	6,184	1,775	29%
Dividend income	38	22	16	73%
Income from companies accounted for by the equity method	170	135	35	26%
Net fees and commissions	2,796	2,082	714	34%
Gains/losses on financial assets and liabilities (net) *	557	363	194	53%
Other operating income/(expenses) (net)	(184)	(139)	(45)	32%
TOTAL INCOME	11,336	8,647	2,689	31%
Administrative expenses and depreciation	(4,360)	(3,570)	(790)	22%
Provisions (net)	(656)	(404)	(252)	62%
Impairment on financial assets (net)	(2,602)	(2,253)	(349)	15%
Impairment on other assets (net)	(19)	(18)	(1)	6%
Gains/(losses) on other assets (net)	(68)	16	(84)	n.a.
OPERATING PROFIT/(LOSS) BEFORE TAX	3,631	2,418	1,213	50%
Income tax	(1,137)	(621)	(516)	83%
PROFIT FROM CONTINUING OPERATIONS	2,494	1,797	697	39%
Profit/(loss) from discontinued operations (net)	-	-	-	n.a.
CONSOLIDATED PROFIT FOR THE YEAR	2,494	1,797	697	39%
Profit attributable to non-controlling interest	394	291	103	35%
Profit attributable to the Parent	2,100	1,506	594	39%

*     Includes exchange differences (net)

In the first half of 2017, Latin America contributed 45% of the profit attributed to the Parent’s total operating areas.

Total income increased by €2,689 million or 31%. Excluding the exchange rates impact it improved by €1,669 million or 17%. The main drivers were interest income / (charges) that increased €1,775 million or 29% (+€1,026 million or 15%  without exchange rate impact) mainly due to growth in volumes and better spreads, and net fees and commissions that increased €714 million or 34% (+€469 or 20% million without exchange rate impact) mainly due to increased customer loyalty. Gains/losses on financial assets and liabilities (net) increased €194 or 53% million reflecting the good environment in the markets.

Administrative expenses and depreciation, increased €790 million or 22%; however, excluding the impact of the exchange rates they increased €393 million or 10%, in line with inflation rates.

Provisions and impairment increased by €602 million or 23% in the first half of 2017. However, excluding the impact of the exchange rates, impairment on financial assets (net) remained stable reflecting the better macroeconomic environment and the quality of the loan portfolios. Provisions net increased by €252 million mainly due to Brazil (legal contingencies and employment related claims).

Profit attributable to the Parent was €2,100 million for the first half of 2017, a 39% or €594 million increase from €1,506 million for the first half of 2016. Excluding the impact of exchange rates, profits increased by €434 million or 26% due to higher total income, driven by the good performance of interest income / (charges), net fees and commissions and Gains/losses on financial assets and liabilities (net).

United States

	Six Months Ended June 30		Variations
	2017	2016	Amount	(%)
	(in millions of euros, except percentages)
INTEREST INCOME / (CHARGES)	2,977	3,010	(33)	(1%)
Dividend income	11	16	(5)	(31%)
Income from companies accounted for by the equity method	1	1	-	0%
Net fees and commissions	523	576	(53)	(9%)
Gains/losses on financial assets and liabilities (net) *	20	28	(8)	(29%)
Other operating income/(expenses) (net)	227	225	2	1%
TOTAL INCOME	3,759	3,856	(97)	(3%)
Administrative expenses and depreciation	(1,682)	(1,550)	(132)	9%
Provisions (net)	(57)	(70)	13	(19%)
Impairment on financial assets (net)	(1,507)	(1,545)	38	(2%)
Impairment on other assets (net)	(6)	(29)	23	(79%)
Gains/(losses) on other assets (net)	6	(1)	7	n.a.
OPERATING PROFIT/(LOSS) BEFORE TAX	513	661	(148)	(22%)
Income tax	(140)	(247)	107	(43%)
PROFIT FROM CONTINUING OPERATIONS	373	414	(41)	(10%)
Profit/(loss) from discontinued operations (net)	-	-	-	n.a.
CONSOLIDATED PROFIT FOR THE YEAR	373	414	(41)	(10%)
Profit attributable to non-controlling interest	129	174	(45)	(26%)
Profit attributable to the Parent	244	240	4	2%

*     Includes exchange differences (net)

In the first half of 2017, the United States contributed 5% of the profit attributed to Parent’s total operating areas.

This includes the Intermediate Holding Company (IHC), and its subsidiaries Santander Bank National Association (SBNA), Banco Santander Puerto Rico, Santander Consumer USA Inc., Banco Santander International (BSI), Santander Investment Securities Inc. and the Santander branch in New York.

Total income decreased by €97 million or 3%. Excluding the exchange rate impact it decreased by €215 million or 5%. Interest income / (charges) decreased €33 million or 1% (-€126 million or -4% excluding the exchange rates impact) impacted by the change of business mix towards a lower risk portfolio at SCUSA, on the other hand, SBNA was benefited from rises in interest rates and its lower cost of funds. Net fees and commissions decreased €53 million or 9% basically at SCUSA.

Administrative expenses and depreciation increased €132 million or 9%. Excluding the exchange rate impact they increased by €84 million or 5%, mainly due to the investments in SCUSA as Santander Bank costs remained flat.

Provisions and impairment decreased €74 million or 5% (8% decrease excluding the exchange rate impact) driven by asset mix at SCUSA and oil and gas provision at SBNA in the first half of 2016.

Profit attributable to the Parent increased €4 million or 2%; excluding the exchange rate impact decreased by €4 million or 2% mainly due to lower revenues and higher costs, partially offset by a loan-loss provisions decline.

Corporate Center

	Six Months Ended June 30		Variations
	2017	2016	Amount	(%)
	(in millions of euros, except percentages)
INTEREST INCOME / (CHARGES)	(407)	(356)	(51)	14%
Dividend income	42	29	13	45%
Income from companies accounted for by the equity method	(32)	(21)	(11)	52%
Net fees and commissions	(14)	(10)	(4)	40%
Gains/losses on financial assets and liabilities (net) *	(200)	281	(481)	n.a.
Other operating income/(expenses) (net)	(70)	(11)	(59)	n.a.
TOTAL INCOME	(681)	(88)	(593)	n.a.
Administrative expenses and depreciation	(238)	(246)	8	(3%)
Provisions (net)	(76)	(725)	649	(90%)
Impairment on financial assets (net)	(22)	(49)	27	(55%)
Impairment on other assets (net)	(1)	32	(33)	n.a.
Gains/(losses) on other assets (net)	-	1	(1)	n.a.
OPERATING PROFIT/(LOSS) BEFORE TAX	(1,018)	(1,075)	57	(5%)
Income tax	(14)	124	(138)	n.a.
PROFIT FROM CONTINUING OPERATIONS	(1,032)	(951)	(81)	9%
Profit/(loss) from discontinued operations (net)	-	-	-	n.a.
CONSOLIDATED PROFIT FOR THE YEAR	(1,032)	(951)	(81)	9%
Profit attributable to non-controlling interest	(1)	26	(27)	n.a.
Profit attributable to the Parent	(1,031)	(977)	(54)	6%

*     Includes exchange differences (net)

Banco Santander subsidiaries’ model is complemented by a corporate center that has support and control units which carry out functions for the Group in matters of risk, auditing, technology, human resources, legal affairs, communication and marketing, among others. This area incorporates the centralized activities relating to equity stakes in financial companies, financial management of the structural exchange rate position, assumed within the sphere of the Group’s Assets and Liabilities Committee, as well as management of liquidity and of shareholders’ equity via issuances. As the Group’s holding entity, this area manages all capital and reserves and allocations of capital and liquidity with the rest of businesses. It also incorporates impairment of goodwill, but the costs related to the Group’s central services (charged to the areas) are not included, except for corporate and institutional expenses related to the Group’s functioning.

Total income decreased by €593 million due to the capital gains of VISA recorded in the first half of 2016 but not repeated in 2017. In addition, the decrease was also due to the costs associated with exchange rates hedging and higher financial costs due to issuances made during first half of 2017.

Administrative expenses and depreciation decreased by €8 million or 3%, resulting from continued streamlining and simplification of the Corporate Centre’s structures, in order to be more efficient and productive.

Provisions (net) decreased by €649 million mainly due to the impact from the restructuring costs recorded in the first half of 2016.

Losses attributable to the Parent was €1,031 million for the first half of 2017, a €54 million increase from losses of €977 million for the first half of 2016, mainly due to lower income and lower recovery of taxes partially offset by the impact of restructuring costs recorded in the first half of 2016.

Second level (business):

Commercial Banking

	Six Months Ended June 30		Variations
	2017	2016	Amount	(%)
	(in millions of euros, except percentages)
INTEREST INCOME / (CHARGES)	16,153	14,314	1,839	13%
Dividend income	53	57	(4)	(7%)
Income from companies accounted for by the equity method	325	225	100	44%
Net fees and commissions	4,936	4,213	723	17%
Gains/losses on financial assets and liabilities (net) *	382	257	125	49%
Other operating income/(expenses) (net)	(21)	(16)	(5)	31%
TOTAL INCOME	21,828	19,050	2,778	15%
Administrative expenses and depreciation	(9,878)	(9,045)	(833)	9%
Provisions (net)	(1,291)	(818)	(473)	58%
Impairment on financial assets (net)	(4,271)	(4,103)	(168)	4%
Impairment on other assets (net)	(57)	(36)	(21)	58%
Gains/(losses) on other assets (net)	(81)	(7)	(74)	n.a.
OPERATING PROFIT/(LOSS) BEFORE TAX	6,250	5,041	1,209	24%
Income tax	(1,857)	(1,410)	(447)	32%
PROFIT FROM CONTINUING OPERATIONS	4,393	3,631	762	21%
Profit/(loss) from discontinued operations (net)	-	-	-	n.a.
CONSOLIDATED PROFIT FOR THE YEAR	4,393	3,631	762	21%
Profit attributable to non-controlling interest	627	556	71	13%
Profit attributable to the Parent	3,766	3,075	691	22%

*     Includes exchange differences (net)

This area covers all customer banking businesses (except those of Corporate Banking, managed through the Global Customer Relationship Model). Also included in this business area are the results of the hedging positions taken in each country within the scope of the relevant ALCO portfolio.

Commercial Banking generated 81% of the profit attributed to Parent’s total operating areas in the first half of 2017.

The results of Commercial Banking were affected by the acquisition of Banco Popular on June 7, 2017 (see “Item 7. Recent Events - Acquisitions, Dispositions, Reorganizations and Other Recent Events - Acquisition of Banco Popular Español, S.A.”). The main line items of Banco Popular’s contribution to Commercial Banking for the period from June 7, 2017 (acquisition date) to June 30, 2017 are the following: interest income/ (charges) €109 million, net fees and commissions €31 million, total income €139 million, Operating expenses €96 million, provisions and impairment €28 million and profit attributable to the Parent €11 million.

This segment’s income statement is positively impacted by the evolution of exchange rates.

Total income increased by €2,778 million or 15%. Interest income / (charges) increased €1,839 million mainly due to Latin America. Net fees and commissions increased €723 million basically due to greater customer loyalty and activity.

Administrative expenses and depreciation increased by €833 million or 9% mainly due to investments in new commercial and transformation projects and inflation rates of Latin American countries.

Provisions and impairment increased by €662 million or 13%, of which, provisions net increased by €473 million mainly due to Brazil (legal contingencies and employment related claims) and United Kingdom (mainly due to customer remediation).

Profit attributable to the Parent increased by €691 million or 22%, due to growth of total income, partially offset by higher costs, provisions and impairment.

Santander Global Corporate Banking

	Six Months Ended June 30		Variations
	2017	2016	Amount	(%)
	(in millions of euros, except percentages)
INTEREST INCOME / (CHARGES)	1,281	1,258	23	2%
Dividend income	183	167	16	10%
Income from companies accounted for by the equity method	-	(6)	6	n.a.
Net fees and commissions	837	742	95	13%
Gains/losses on financial assets and liabilities (net) *	678	712	(34)	(5%)
Other operating income/(expenses) (net)	(39)	19	(58)	(305%)
TOTAL INCOME	2,940	2,892	48	2%
Administrative expenses and depreciation	(975)	(986)	11	(1%)
Provisions (net)	(6)	(19)	13	n.a.
Impairment on financial assets (net)	(370)	(417)	47	(11%)
Impairment on other assets (net)	(15)	(27)	12	(44%)
Gains/(losses) on other assets (net)	2	13	(11)	(85%)
OPERATING PROFIT/(LOSS) BEFORE TAX	1,576	1,456	120	8%
Income tax	(450)	(419)	(31)	7%
PROFIT FROM CONTINUING OPERATIONS	1,126	1,037	89	9%
Profit/(loss) from discontinued operations (net)	-	-	-	n.a.
CONSOLIDATED PROFIT FOR THE YEAR	1,126	1,037	89	9%
Profit attributable to non-controlling interest	102	79	23	29%
Profit attributable to the Parent	1,024	958	66	7%

*     Includes exchange differences (net)

The Santander Global Corporate Banking segment generated 22% of the operating areas’ total profit attributable to the Parent in the first half of 2017.

This segment’s income statement is positively impacted by the evolution of exchange rates.

Total income increased by €48 million or 2%, mainly due to the Corporate Finance and Global Markets areas due to the positive  performance of Mexico, UK and, particularly, Spain. This evolution more than offset the decrease in Gains/losses on financial assets and liabilities (net) due to mark to market of derivatives.

Administrative expenses and depreciation decreased €11 million or 1%.

Impairment on financial assets (net) decreased €47 million or 11% or 10%, mainly due to United Kingdom, United States and Brazil.

Profit attributable to the Parent increased €66 million or 7% to €1,024 million in the first half of 2017, as a result of an increase in total income and lower provisions and impairment. Results were spurred by the strength and diversification of customer revenues.

Real Estate Operations in Spain

	Six Months Ended June 30		Variations
	2017	2016	Amount	(%)
	(in millions of euros, except percentages)
INTEREST INCOME / (CHARGES)	(18)	(22)	4	(18%)
Dividend income	-	-	-	n.a.
Income from companies accounted for by the equity method	-	(3)	3	n.a.
Net fees and commissions	1	-	1	n.a.
Gains/losses on financial assets and liabilities (net) *	-	-	-	n.a.
Other operating income/(expenses) (net)	8	36	(28)	(78%)
TOTAL INCOME	(9)	11	(20)	n.a.
Administrative expenses and depreciation	(100)	(107)	7	(7%)
Provisions (net)	(3)	(8)	5	(63%)
Impairment on financial assets (net)	(50)	(77)	27	(35%)
Impairment on other assets (net)	(24)	(7)	(17)	n.a.
Gains/(losses) on other assets (net)	(37)	(22)	(15)	68%
OPERATING PROFIT/(LOSS) BEFORE TAX	(223)	(210)	(13)	6%
Income tax	67	63	4	6%
PROFIT FROM CONTINUING OPERATIONS	(156)	(147)	(9)	6%
Profit/(loss) from discontinued operations (net)	-	-	-	n.a.
CONSOLIDATED PROFIT FOR THE YEAR	(156)	(147)	(9)	6%
Profit attributable to non-controlling interest	(12)	(3)	(9)	n.a.
Profit attributable to the Parent	(144)	(144)	-	0%

*     Includes exchange differences (net)

This segment includes loans to real-estate developers, for which a specialized management model is applied, as well as the interest in Sociedad de Gestión de Activos Procedentes de la Reestructuración Bancaria, S.A. (SAREB) and the remaining Metrovacesa assets, the assets of the previous real-estate fund and foreclosed assets.

Total Income decreased by €20 million mainly due to Other operating income/(expenses) (net), that declined because of lower rent income from Group properties.

Impairment on financial assets (net) decreased by €27 million due to the reduction in net customer lending.

Losses on other assets (net) increased by €15 million mainly due to losses from the sale of foreclosed assets.

Losses attributable to the Parent remain unchanged compared to the first half of 2016.

Financial Condition

Assets and Liabilities

Our total assets were €1,445,260 million at June 30, 2017, an 8% or €106,135 million increase from total assets of €1,339,125 million at December 31, 2016, mainly due to the acquisition of Banco Popular with total assets of €131,716 million. Our gross loans and advances to corporate clients, individual clients and government and public entities, including the trading portfolio, other financial assets at fair value and loans were €894,910 million as of June 30, 2017, a 10% or €80,047 million increase from €814,863 million as of December 31, 2016, mainly due to the contribution of Banco Popular with gross loans and advances of €95,133 million.  See “Item 3. Operating and Financial Review and Prospects—A. Operating results—Results of Operations for Grupo Santander—Interest Income / (charges)” for a discussion of the evolution of our loan portfolio.

Customer deposits, which comprise deposits from clients and securities sold to clients under agreements to repurchase, stood at €764,336 million at June 30, 2017, an 11% or €73,225 million increase as compared to €691,111 million at December 31, 2016 mainly due to Banco Popular that contributed €64,814 million. Other managed funds, including mutual funds, pension funds and managed portfolios, increased 5% from €159,260 million at December 31, 2016, to €166,963 million at June 30, 2017 (the contribution of Banco Popular represented €4,444 million).

In the first half of 2017, the following Grupo Santander issuances were made: 1) medium- and long-term senior debt of €5,599 million and €4,152 million of securitizations placed in the market; 2) eligible TLAC issues (Total Loss-Absorbing Capacity) to strengthen the Group’s position by a total amount of €10,152 million (senior non-preferred: €7,647 million, subordinated debt: €1,187 million, preferred shares: €1,319 million).

Medium- and long-term debt maturities amounted to €21,757 million in the same period.

The net loan-to-deposit ratio at the end of June 2017 was 113%.

Total goodwill was €26,070 million, a €654 million decrease from December 31, 2016 mainly due to exchange rate variations of the sterling, the US dollar and the Brazilian real against the euro.

Financial assets available for sale amounted to €143,561 million, a 23% or €26,787 million increase from December 31, 2016 mainly due to the acquisition of Banco Popular that represented €17,929 million.

Capital

Stockholders’ equity, net of treasury stock, at June 30, 2017 was €88,768 million, a decrease of €2,171 million or 2% from €90,939 million at December 31, 2016.

As of June 30, 2017, in regulatory terms, total phase-in own funds was €85,360 million, which gave a total capital ratio of 13.55% and a common equity Tier 1 (CET1) ratio of 10.98%, 321 basis points above the 7.77% (SREP) minimum required by the European Central Bank for Grupo Santander on a consolidated basis for 2017.

In fully-loaded terms, the CET1 at the end of June 2017 was 9.58% and the total ratio was 13.04%.

From a qualitative standpoint, we have solid and appropriate ratios, balance sheet structure and risk profile for our business model.

B. Liquidity and capital resources

Management of liquidity

For information about our liquidity risk management process, see “Item 5. Quantitative Analysis About Market Risk ― E. Management of structural liquidity”.

Sources of funding

As a financial group, a principal source of liquidity is our customer deposits which consist primarily of demand, time and notice deposits. In addition, we seek to complement the liquidity generated by our customer deposits through access to the domestic and international capital markets and to the interbank market (overnight and time deposits). For this purpose, we have in place a series of domestic and international programs for the issuance of commercial paper and medium- and long-term debt. We also maintain a diversified portfolio of liquid and securitized assets throughout the year. In addition, another source of liquidity is the generation of profits.

At June 30, 2017, we had outstanding €203 billion of senior debt and €21 billion in outstanding subordinated debt.

The following table shows the average balances as of June 30, 2017 and 2016 of our principal sources of funds:

	As of June 30,
	2017	2016
	(in millions of euros)
Due to credit entities and central banks	165,376	166,625
Customer deposits	711,406	677,887
Marketable debt securities	218,811	220,504
Total	1,095,593	1,065,016

The average maturity of our outstanding debt as of June 30, 2017 was 4.7 years.

The cost and availability of debt financing are influenced by our credit ratings. A reduction in these ratings could increase the cost of debt financing, and reduce our market access to debt financing. Our credit ratings are as follows:

	Long-Term	Short-Term	Outlook

Moody’s	A3	P-2	Stable
Standard & Poor’s	A-	A-2	Stable
Fitch Ratings	A-	F2	Stable
DBRS	A	R-1 (low)	Stable

Our total customer deposits, excluding assets sold under repurchase agreements, totaled €713.8 billion at June 30, 2017. Loans and advances to customers (gross) totaled €894.9 billion at the same date.

We remain well-placed to access various wholesale funding sources from a wide range of counterparties and markets. The changing mix between customer deposits and repos, deposits by banks and debt securities in issue primarily reflects comparative pricing, maturity considerations and investor counterparty demand rather than any material perceived trend.

We use our liquidity to fund our lending and investment securities activities, for the payment of interest expense, for dividends paid to shareholders and the repayment of debt.

We, Grupo Santander, are a European, Latin American and North American financial group. Although in some jurisdictions limitations have been imposed on dividend payments under the new, much stricter capital adequacy regulations, we are not aware of any current material legal or economic restrictions on the ability of our subsidiaries to transfer funds to the Bank (the Parent company) in the form of cash dividends, loans or advances, capital repatriation and other forms, or to have access to foreign currency at the official exchange rate. Nevertheless, there is no assurance that in the future such restrictions will not be adopted or how they would affect our business. Anyway, the geographic diversification of our businesses limits the effect of any restrictions that could be adopted in any given country.

We believe that our working capital is sufficient for our present requirements and to pursue our planned business strategies.

As of June 30, 2017 and to the present date, we did not, and presently do not, have any material commitments for capital expenditures.  See “Item 7. Recent Events - Acquisitions, Dispositions, Reorganizations and Other Recent Events” for a description of our material commitments in connection with anticipated acquisitions.

C. Research and development, patents and licenses, etc.

During 2016 and the first half of 2017 we spent €1,726 million and €719 million, respectively, in research and development activities in connection with information technology projects.

D. Trend information

Overview

The forward-looking statements included in this section are based on the current beliefs and expectations of our management, including the macroeconomic expectations described below, and are subject to significant risks and uncertainties. These risks and uncertainties could cause the Group’s actual results to differ materially from those set forth in such forward-looking statements. See “Cautionary Statement Regarding Forward-Looking Statements” on page 5 of this Report and the “Risk Factors” section of our 2016 Form 20-F.

The International Monetary Fund (“IMF”) expects global growth to rise from (a revised) 3.2% in 2016 to 3.5% in 2017. This improvement is expected to be driven by both advanced and developing economies. Global growth remains lackluster compared to the years prior to 2008, although it has shown notable resistance to the headwinds that have arisen in recent quarters.

Advanced economies are expected to grow by 2% in 2017 (up from 1.7% in 2016) primarily due to the revitalization of the U.S. economy. The euro area is expected to grow at a rate similar to that attained in 2016. Within the euro area, there have been significant differences in growth and in countries’ positions in the business cycle but in general the situation is more homogeneous than in previous years.

According to IMF forecasts, developing economies will grow by 4.6% in 2017 (compared with 4.3% in 2016). These projections are based on the improved credibility of policies, on commodities prices, on sustained growth in China, and on the improvement of some relevant countries that experienced a complicated situation over the last year.

In Latin America as a whole, after two years of recession in the region, growth of 1.0% is expected in 2017 (compared to -1.0% in 2016), primarily as a result of the recoveries in Brazil and Argentina. Mexico’s growth forecast for 2017 has been revised up on the back of strong activity in the first half of the year.

Significant differences in monetary policies among advanced economies. We expect further gradual hikes in the United States, whereas in the euro area the ECB is expected to keep rates at their current levels. In the United Kingdom, the Bank of England is expected to keep interest rates at current levels.

In developing economies, rates are also expected to remain relatively close to current levels. Argentina and Brazil are clear exceptions: further interest-rate cuts are expected as inflation declines in both countries.

Although in the short term overall risk continues to decline, in the medium term there are relevant risks, in particular those related to protectionism, quantitative easing exit in the US and the euro area, the negotiations for the UK Brexit or the ability of some developing-market countries, including China, to deal with a challenging situation from a political and economic perspective, including geopolitical risks.

In 2016 the Group met all of its targets, reflecting increases in the number of loyal customers, in volumes and in profit, and in which its credit quality improved and it surpassed the capital target set at the beginning of the year.

The Group’s ultimate objective is to become the best bank for individuals and corporates, earning the long-lasting confidence and loyalty of employees, customers, shareholders and society. The Group will continue with its commercial transformation with an aim to raise its return on capital employed.

To this end, it is focusing on the following strategic priorities:

1.

To continue to increase the number of loyal customers, both individuals and corporates, and the number of digital customers. The Group's goal is 17 million loyal customers and 25 million digital customers in 2017.

2.	To accelerate revenue growth, especially in developing markets, where increases are expected in volumes in all markets over time and where interest rates make it possible to obtain healthy margins.
3.

In mature markets, where revenue is under pressure, the Group is focusing on increasing its market share, primarily in corporates, and to continue increasing the amount of fees and commissions generated.

4.	To keep costs under control.
5.	To continue improving credit quality, with the Group’s provisions decreasing as the business cycle improves in some key markets such as Brazil and Spain.
6.	To make risk-weighted assets (RWA) grow at a slower pace than the Group’s lending and profits.

The management priorities of the main markets for 2017 are described below:

Europe

United Kingdom. The negotiations on Brexit are affecting the exchange rate, inflation, uncertainty and growth.  Higher inflation reduces real income and is expected to bring GDP growth to below the 2% recorded in 2016.

In light of this scenario, the bank will continue to pursue excellence, prioritizing its customers’ needs. To this end, it has formulated the following strategic lines:

•	A continued focus on customer loyalty as the primary driver of growth.
•	Making a priority of operating and digital excellence in order to offer customers the best possible experience.
•	Increasing profits in a predictable manner while maintaining a sound balance sheet.

Spain. GDP is expected to grow 3.2% in 2017, clearly above the level foreseen for the euro area overall, while inflation is expected to fall to 1% at the end of the year, below the current 1.6%. Lending is expected to gradually recover during the year.

Against this backdrop, Santander seeks to increase its presence and to offer higher quality service, for which reason it has established the following priorities at the beginning of the year:

•	To increase market share in an organic, sustainable, profitable and predictable manner.
•	To be the benchmark bank for corporates, consolidating the Bank's commercial position while maintaining leadership in the wholesale banking and large corporates segment.
•	To move ahead with the digital transformation in order to promote customer loyalty and improve customers’ overall experience.
•	To continue with the implementation of the Simple, Personal and Fair culture, with the commitment to be the best bank to work for.

The real estate segment in Spain will maintain its strategy of shedding assets, thereby reducing its exposure.

Portugal. The economy is expected to grow by 2.6% in 2017 (1.4% in 2016). The fiscal deficit is estimated at 1.7% of GDP compared to 2% in 2016. Santander is focusing on:

•	Increasing the number of loyal and digital customers.
•	Continuing to gain profitable market share (corporates and SMEs) while optimizing its funding cost.
•	Improving its efficiency levels and credit quality.
•	Normalizing the capital structure and bringing it into line with the new regulatory requirements.

Additionally, the acquisition of Banco Popular meets our strategic and financial investment criteria and is expected to reinforce our main business ratios. It is also aligned with the Bank’s strategy to make purchases that complement the franchises in its core markets when they generate value for customers and shareholders. The acquisition of Banco Popular strengthens the Group’s position in Spain and Portugal.

For more information see “Item 7. Recent Events - Acquisitions, Dispositions, Reorganizations and Other Recent Events - Acquisition of Banco Popular Español, S.A.”.

Santander Consumer Finance. Leveraging its position in the European consumer market, this area seeks to make the most of its growth potential. Its priorities are centered on:

•	Increasing and maximizing the auto financing business by proactively managing brand agreements and developing digital projects.
•	Sustained growth focused on value creation while maintaining high risk-adjusted returns.
•	Increasing the consumer financing business by accelerating the digital-transformation process, thereby increasing its presence in these channels.

Poland. GDP is expected to grow in 2017 at a rate close to 4%, mainly as a result of private consumption, boosted by employment. Santander has set the following targets for the year:

•	Top 3 in quality of service, expanding the base of loyal customers.
•	Making progress in the end-to-end digital transformation so as to continue being leaders in digital channels in the country.
•	Growing more than competitors in terms of volumes, and thus gaining market share.
•	Maintaining leadership in profitability within an environment of greater regulatory pressure.

America

Brazil. The economy is expected to return to growth, with a rate of 0.5% expected in 2017, after the deepest recession in decades. In 2017 the bank is facing the following challenges:

•	Continuing to increase the number of active, loyal and digital customers, improving its understanding of their needs.
•	Moving forward with its digital transformation, innovating its offering of products and services, and expanding its sales and digital channels.
•	Continuing to gain market share, primarily in areas such as acquiring, consumer credit and SMEs.
•	Improving profitability, with a focus on increasing revenue through the risk-adjusted margin and commissions and fees.

Mexico. Economic outlook has improved in the last few months backed by resilient household consumption and better than expected export performance. GDP is expected to grow 2.1% in 2017 compared with 2.3% in 2016. The key aspects of management in 2017 will be:

•	Improving sales tools, CRM and digital platforms through the technology plan.
•	Enhancing Santander Plus’ offering in order to attract new, high-potential customers and increase customer loyalty.
•	Increasing digital customers and payrolls and continuing to improve customer service.
•	Consolidating the positioning in SMEs, in recovering the leadership and mortgage business.

Chile. Chilean economy growth is expected to be similar to that of 2016 (1.5%), negatively affected by specific factors in the first quarter but with a recovery profile throughout the rest of year. The Bank’s strategy will focus on:

•	Consolidating the transformation of the commercial banking business through the new branch network model and digital banking.
•	Continuing to improve the quality of customer attention and experience for individuals and SMEs.
•	Boosting the business with large and medium sized corporates, through non-lending services.
•	Focusing on fees and commissions and on long-term returns, despite the backdrop of lower margins and greater regulation.

United States. GDP is expected to grow for the eighth consecutive year, rising 2.1% from 1.5% in 2016. By unit, the commercial management priorities will be:

•	To improve customer experience and loyalty through an efficient sales force, simple products and the development of digital channels at Santander Bank.
•	To maintain leadership in vehicle financing.
•

To continue improving the management of capital, of risks, and of liquidity in order to comply with regulatory requirements and strengthen the franchise. Moreover, during the first half of 2017 we received the no objection from the Federal Reserve to our Capital Plan, including the payment of dividends for the first time since 2011.

E. Off-balance sheet arrangements

As of June 30, 2017 and December 31, 2016, we had the following outstanding contingent liabilities:

	June 30, 2017	December 31, 2016

Contingent liabilities:
Financial guarantees and other sureties	13,720	17,244
Irrevocable documentary credits	2,835	2,713
Other non-financial guarantees	31,612	24,477
	48,167	44,434

F. Tabular disclosure of contractual obligations

The following table summarizes our contractual obligations by remaining maturity at June 30, 2017:

Contractual obligations		More than	More than
	Less than	1 year but	3 year but	More than
(in millions of euros)	1 year	less than 3 years	less than 5 years	5 years	Total

Deposits from credit institutions	95,269	43,314	35,347	5,000	178,930
Customer deposits	670,776	37,266	9,185	4,432	721,659
Marketable debt securities	65,425	42,457	34,228	78,568	220,678
Liabilities under insurance contracts (1)	574	15	18	29	636
Operating lease obligations	427	699	481	1,623	3,231
Capital lease obligations	38	40	39	72	189
Other long-term liabilities (2)	1,806	3,461	3,357	7,654	16,278
Contractual interest payment (3)	10,443	6,259	7,435	32,665	56,802
Total	844,758	133,511	90,090	130,043	1,198,402

(1)	Includes life insurance contracts in which the investment risk is borne by the policy holder and insurance savings contracts.
(2)	Other long-term liabilities relate to pensions and similar obligations and include the estimated benefit payable for the next ten years.
(3)

Calculated for all Deposits from credit institutions, Customer deposits, Marketable debt securities and Subordinated debt assuming a constant interest rate based on data as of December 31, 2016 over time for all maturities, and those obligations with maturities of more than five years have an average life of ten years.

The table above excludes the “fixed payments” of our derivatives since derivative contracts executed by the Group apply close-out netting across all outstanding transactions, that is, these agreements provide for settlements to be made on a maturity or settlement date for the differences that arise, and as such, the obligation to be settled in the future is not fixed at the present date and is not determined by the fixed payments.

G. Other disclosures

Higher-Risk Loans

Grupo Santander does not have any significant exposure to higher-risk loans. Our credit profile is focused on retail banking with a medium-low risk profile and with broad diversification both by geography and segment, and 62% of the Group net customer loans are secured (in most cases, by real estate).

Mortgages to individuals represent approximately 36% of the Group net customer loans. These mortgages are focused on our core markets, Spain and the U.K., and are mainly residential mortgages with a low risk profile, low non-performing ratios and an appropriate coverage ratio. This low risk profile produces low related losses.

In Spain, at June 30, 2017, this loan portfolio and thus its risk profile mainly comprises primary residence loans with an affordability rate of 28%. Residential mortgages represent around 27% of the total loans and advances to customers (excluding the public sector) within the business in Spain, 78% of which had a LTV at inception lower than 80%.

All customers applying for a prime residential mortgage are subject to a rigorous assessment of credit risk and affordability. In evaluating the payment capacity (affordability) of a potential customer, the credit analyst must determine if the income of the customer is sufficient to meet the payment of the loan installments taking into consideration other income that the customer may receive. In addition, the analyst must decide if the customer’s income will be stable over the term of the loan.

The U.K.’s mortgage portfolio is focused on primary residence mortgages with high risk quality in terms of LTV (43% as of June 30, 2017). Certain portfolios that may present higher risks than others (interest only, flexible loans, loans with LTV greater than 100%, buy to let), are subject to strict lending policies to mitigate risks. Furthermore, their performance is continuously monitored to ensure an adequate control.

The Group’s strategy in the last years has been to reduce the volume of run-off real estate exposure in Spain. At June 30, 2017, the

Group’s net real estate exposure was €15.4 billion[1], with a €4.4 billion increase as compared to December 31, 2016. This increase is explained by the acquisition of Banco Popular. Excluding this impact, the trend continues to reflect the reduction in our run-off real estate exposure with net loans decreasing by 35% as compared to December 31, 2016.

Changes in Practices

There have not been any significant changes in policies and practices in response to the effects of the current economic environment that might affect the quality of the credit information presented. This is due to the fact that the following policies and practices already formed part of our normal course of business.

The Group’s risk policy focuses on maintaining a medium-low and predictable profile for its risks. The main risk management pillars are: (i) the business strategy is defined by the risk appetite; (ii) all risks have to be managed by the units which generate them, using advanced approaches and tools that are integrated into the businesses; (iii) the forward-looking approach for all risk types must be part of the risk identification, assessment and management processes; (iv) the independence of the risk function encompasses all risks and provides an appropriate separation between the risk generating units and units responsible for controlling these risks; (v) risk management has to have the best processes and infrastructures; and (vi) a risk culture which is integrated throughout the organization, composed of a series of attitudes, values, skills and guidelines for action to cope with all risks.

Regarding the portfolio monitoring, each risk unit performs an adequate credit quality control with local and global teams (in addition to the tasks performed by the internal audit division).

Other

We use credit derivatives to cover loans and trading transactions. The volume of this activity is subject to strict internal controls that minimize operational risk. Risk in these activities is controlled via a series of limits such as VaR, nominal by rating, sensitivity to the spread by rating and name, and sensitivity to the rate of recovery and to correlation. Jump-to-default limits are also set by geographic area, sector and liquidity.

Exposures related to complex structured assets

We have a very limited exposure to complex structured assets. See “Item 11. Quantitative and Qualitative Analysis About Market Risk—Part 4. Trading market and structural risk” in our 2016 Form 20-F.

Item 5

Legal proceedings

Our general policy is to record provisions for tax and legal proceedings in which we assess the chances of loss to be probable and we do not record provisions when the chances of loss are possible or remote. We determine amounts to be provided as our best estimate of the expenditure required to settle the corresponding claim based, among others, on a case-by-case basis based on the analysis and legal opinion of internal and external counsel or by considering the historical average amount of loss of such category of lawsuits.

i. Tax-related litigation

At June 30, 2017, the main tax-related proceedings concerning the Group were as follows:

-Legal actions filed by Banco Santander (Brasil) S.A. and certain Group companies in Brazil challenging the increase in the rate of Brazilian social contribution tax on net income from 9% to 15% stipulated by Interim Measure 413/2008, ratified by Law 11,727/2008, a provision having been recognized for the amount of the estimated loss.

[1] Including foreclosed assets and rentals

-Legal actions filed by certain Group companies in Brazil claiming their right to pay the Brazilian social contribution tax on net income at a rate of 8% and 10% from 1994 to 1998. No provision was recognized in connection with the amount considered to be a contingent liability.

-Legal actions filed by Banco Santander, S.A. (currently Banco Santander (Brasil) S.A.) and other Group entities claiming their right to pay the Brazilian PIS and COFINS social contributions only on the income from the provision of services. In the case of Banco Santander, S.A., the legal action was declared unwarranted and an appeal was filed at the Federal Regional Court. In September 2007 the Federal Regional Court found in favor of Banco Santander, S.A., but the Brazilian authorities appealed against the judgment at the Federal Supreme Court. On April 23, 2015, the Federal Supreme Court issued a decision granting leave for the extraordinary appeal filed by the Brazilian authorities with regard to the PIS contribution to proceed, and dismissing the extraordinary appeal lodged by the Brazilian Public Prosecutor's Office in relation to the COFINS contribution. The Federal Supreme Court has not yet handed down its decision on the PIS contribution and, with regard to the COFINS contribution, on May 28, 2015, the Federal Supreme Court in plenary session unanimously rejected the extraordinary appeal filed by the Brazilian Public Prosecutor's Office, and the petition for clarification ("embargos de declaraçao") subsequently filed by the Brazilian Public Prosecutor's Office, which on September 3, 2015 admitted that no further appeals may be filed. In the case of Banco ABN AMRO Real, S.A. (currently Banco Santander (Brasil) S.A.), in March 2007 the court found in its favor, but the Brazilian authorities appealed against the judgment at the Federal Regional Court, which handed down a decision partly upholding the appeal in September 2009. Banco Santander (Brasil) S.A. filed an appeal at the Federal Supreme Court. Law 12,865/2013 established a program of payments or deferrals of certain tax and social security debts, under which any entities that availed themselves of the program and withdrew the legal actions brought by them were exempted from paying late-payment interest. In November 2013 Banco Santander (Brasil) S.A. partially availed itself of this program but only with respect to the legal actions brought by the former Banco ABN AMRO Real, S.A. in relation to the period from September 2006 to April 2009, and with respect to other minor actions brought by other entities in its Group. However, the legal actions brought by Banco Santander, S.A. and those of Banco ABN AMRO Real, S.A. relating to the periods prior to September 2006, for which a provision for the estimated loss was recognized, still persist.

-Banco Santander (Brasil) S.A. and other Group companies in Brazil have appealed against the assessments issued by the Brazilian tax authorities questioning the deduction of loan losses in their income tax returns (IRPJ and CSLL) on the ground that the relevant requirements under the applicable legislation were not met. No provision was recognized in connection with the amount considered to be a contingent liability.

-Banco Santander (Brasil) S.A. and other Group companies in Brazil are involved in administrative and legal proceedings against several municipalities that demand payment of the Service Tax on certain items of income from transactions not classified as provisions of services. No provision was recognized in connection with the amount considered to be a contingent liability.

-In addition, Banco Santander (Brasil) S.A. and other Group companies in Brazil are involved in administrative and legal proceedings against the tax authorities in connection with the taxation for social security purposes of certain items which are not considered to be employee remuneration. A provision was recognized in connection with the amount of the estimated loss.

-In December 2008 the Brazilian tax authorities issued an infringement notice against Banco Santander (Brasil) S.A. in relation to income tax (IRPJ and CSLL) for 2002 to 2004. The tax authorities took the view that Banco Santander (Brasil) S.A. did not meet the necessary legal requirements to be able to deduct the goodwill arising on the acquisition of Banespa (currently Banco Santander (Brasil) S.A.). Banco Santander (Brasil) S.A. filed an appeal against the infringement notice at Conselho Administrativo de Recursos Fiscais (the Brazilian Tax Appeal Administrative Council, CARF), which on October 21, 2011 unanimously decided to render the infringement notice null and void. The tax authorities appealed against this decision at a higher administrative level. On May 11, 2017, the Superior Chamber of Tax Appeals of the Administrative Council of Tax Appeals, in a split decision, reverted the previous unanimous decision reached by the Brazilian Tax Appeal Administrative Council and issued a judgment in favor of the Brazilian taxing authorities. Following this decision, further appeals were presented by Banco Santander. In June 2010 the Brazilian tax authorities issued infringement notices in relation to this same matter for 2005 to 2007. Banco Santander (Brasil) S.A. filed an appeal against these procedures at CARF, which was partially upheld on October 8, 2013. This decision has been appealed at the higher instance of CARF (Tax Appeal High Chamber). On July 4, 2017, the higher instance of CARF issued a judgment in favor of the Brazilian tax authorities related to 2005 and 2006 (partial). Following this decision, further appeals to the CARF were presented. The decision related to 2006 (remaining) and 2007 is pending. In December 2013 the Brazilian tax authorities issued the infringement notice relating to 2008, the last year for amortization of the goodwill. Banco Santander (Brasil) S.A. appealed against this infringement notice and the court found in its favor. The Brazilian tax authorities appealed against this decision at CARF. Based on the advice of its external legal counsel, the Group considers that the stance taken by the Brazilian tax authorities is incorrect and that there are sound defense arguments to appeal against the infringement notices. Accordingly, the risk of incurring a loss is remote. Consequently, no provisions were recognized in connection with these proceedings because this matter should not affect the interim financial statements.

-In May 2003 the Brazilian tax authorities issued separate infringement notices against Santander Distribuidora de Títulos e Valores Mobiliarios Ltda. (DTVM, currently Produban Serviços de Informática S.A.) and Banco Santander (Brasil), S.A. (currently Banco Santander (Brasil) S.A.) in relation to the Provisional Tax on Financial Movements (CPMF) with respect to certain transactions carried out by DTVM in the management of its customers' funds and for the clearing services provided by Banco Santander (Brasil) S.A. to DTVM in 2000, 2001 and the first two months of 2002. The two entities appealed against the infringement notices at CARF, with DTVM obtaining a favorable decision and Banco Santander (Brasil) S.A. an unfavorable decision. Both decisions were appealed by the losing parties at the High Chamber of CARF, and unfavorable decisions were obtained by Banco Santander (Brasil) S.A. and DTVM on June 12 and 19, 2015, respectively. Both cases were appealed at court in a single proceeding and a provision was recognized for the estimated loss.

-In December 2010 the Brazilian tax authorities issued an infringement notice against Santander Seguros, S.A. (Brazil), current Zurich Santander Brasil Seguros e Previdência, S.A., as the successor by merger to ABN AMRO Brazil Dois Participações, S.A., in relation to income tax (IRPJ and CSLL) for 2005. The tax authorities questioned the tax treatment applied to a sale of shares of Real Seguros, S.A. made in that year. The bank filed an appeal for reconsideration against this infringement notice and subsequently appealed before the CARF, whose resolution partly in favor has been appealed by the Unión Federal and Zurich Santander Brasil Seguros e Previdência, S.A. As the former parent of Santander Seguros, S.A. (Brasil), Banco Santander (Brasil), S.A. is liable in the event of any adverse outcome of this proceeding. No provision was recognized in connection with this proceeding as it was considered to be a contingent liability.

-In June 2013, the Brazilian tax authorities issued an infringement notice against Banco Santander (Brasil) S.A. as the party liable for tax on the capital gain allegedly obtained in Brazil by the entity not resident in Brazil, Sterrebeeck B.V., as a result of the “incorporação de ações” (merger of shares) transaction carried out in August 2008. As a result of the aforementioned transaction, Banco Santander (Brasil) S.A. acquired all of the shares of Banco ABN AMRO Real, S.A. and ABN AMRO Brasil Dois Participações, S.A. through the delivery to these entities' shareholders of newly issued shares of Banco Santander (Brasil) S.A., issued in a capital increase carried out for that purpose. The Brazilian tax authorities take the view that in the aforementioned transaction Sterrebeeck B.V. obtained income subject to tax in Brazil consisting of the difference between the issue value of the shares of Banco Santander (Brasil) S.A. that were received and the acquisition cost of the shares delivered in the exchange. In December 2014 the Group appealed against the infringement notice at CARF after the appeal for reconsideration lodged at the Federal Tax Office was dismissed. Based on the advice of its external legal counsel, the Group considers that the stance taken by the Brazilian tax authorities is incorrect and that there are sound defense arguments to appeal against the infringement notice. Accordingly, the risk of incurring a loss is remote. Consequently, the Group has not recognized any provisions in connection with these proceedings because this matter should not affect the interim financial statements.

-In November 2014 the Brazilian tax authorities issued an infringement notice against Banco Santander (Brasil) S.A. in relation to income tax (IRPJ and CSLL) for 2009 questioning the tax-deductibility of the amortization of the goodwill of Banco ABN AMRO Real S.A. performed prior to the absorption of this bank by Banco Santander (Brasil) S.A., but accepting the amortization performed after the merger. On the advice of its external legal counsel, Banco Santander (Brasil), S.A. lodged an appeal against this decision at the Federal Tax Office and obtained a favorable decision in July 2015. Such decision was appealed by the Brazilian tax authorities before the CARF, which ruled in their favor. Consequently, this past November the Bank lodged an appeal before the Higher Chamber of Tax Appeals. No provision was recognized in connection with this proceeding as it was considered to be a contingent liability.

-Banco Santander (Brasil), S.A. has also appealed against infringement notices issued by the tax authorities questioning the tax deductibility of the amortization of the goodwill arising on the acquisition of Banco Comercial e de Investimento Sudameris S.A. No provision was recognized in connection with this matter as it was considered to be a contingent liability.

-

Banco Santander (Brazil), S.A. and other companies of the Group in Brazil are undergoing administrative and judicial procedures against Brazilian tax authorities for not admitting tax compensation with credits derived from other tax concepts, not having registered a provision for such amount since it is considered to be a contingent liability.

-

Legal action brought by Sovereign Bancorp, Inc. (currently Santander Holdings USA, Inc.) claiming its right to take a foreign tax credit for taxes paid outside the United States in fiscal years 2003 to 2005 in connection with a Trust created by Santander Holdings USA, Inc. in relation to financing transactions carried out with an international bank. Santander Holdings USA, Inc. considered that, in accordance with applicable tax legislation, it was entitled to recognize the aforementioned tax credits as well as the related issuance and financing costs. In addition, if the final outcome of this legal action were to be favorable to the interests of Santander Holdings

USA, Inc., the amounts paid over by the entity in relation to this matter with respect to 2006 and 2007 would have to be refunded. On November 13, 2015, the District Court Judge found in favor of Santander Holdings USA, Inc., ordering the amounts paid over with respect to 2003 to 2005 to be refunded. The US Government appealed the decision at the US Court of Appeals for the First Circuit and on December 16, 2016 said Court reversed the District Court’s decision as to the economic substance of the Trust transaction and the foreign tax credits claimed for the Trust transaction, and ordered the case to be remanded to the District Court for judgment on the refund claim and for a trial limited to the penalties issue. On March 16, 2017, Santander Holdings USA, Inc. filed a petition with the U.S. Supreme Court to hear its appeal of the First Circuit Court’s decision and on June 26, 2017, the U.S. Supreme Court denied Santander Holdings USA, Inc.´s petition to hear its appeal and returned the case to the District Court as ordered by the U.S. Court of Appeals for the First Circuit. The estimated loss relating to this litigation is provided for.

-In 2007 the European Commission opened an investigation into illegal state aid by the Kingdom of Spain in connection with Article 12.5 of the former Consolidated Text of the Corporate Tax Law. The Commission issued the Decision 2011/5/CE of October 28, 2009, on acquisitions of subsidiaries resident in the EU and decision 2011/282/UE of January 12, 2011,  on the acquisition of subsidiaries not resident in the EU, ruling that the deduction regulated pursuant to Article 12.5 constituted illegal State aid. These decisions were subject to appeal by Banco Santander and other companies before the European Union General Court. In November 2014, the General Court delivered judgment annulling the prior decisions, and that judgment was appealed before the European Court of Justice by the Commission. In December 2016 the European Court of Justice delivered judgment setting aside the appeal and remanded the file to the General Court, which shall deliver a new judgment assessing the other annulment pleas raised by the petitioners, which, in turn, may be subject to an appeal before the Court of Justice. The Group, in accordance with the advice from its external lawyers, has not recognized provisions for these suits since they are considered to be a contingent liability.

At the date of approval of these interim financial statements certain other less significant tax-related proceedings were also in progress.

ii. Non-tax-related proceedings

As of the date of this report, the main non-tax-related proceedings concerning the Group were as follows:

-	Customer remediation: claims associated with the sale by Santander UK of certain financial products (principally payment protection insurance or PPI) to its customers.

Final rules and guidance on PPI complaints were published by the FCA on March 2, 2017. These included some changes to the assumptions used at December 2016.

First, this included a further extension to the proposed time bar to the end of August 2019. In addition, there is also now a requirement to proactively contact certain customers who previously had their complaints rejected and to contribute to the costs of an FCA marketing campaign which is likely to increase estimated volumes, costs and redress.

The total remaining provision for PPI redress and related costs amounts to £405m (€461 million). This reflects an additional provision of GBP 69 million (EUR 78 million) since 2016 year end (an additional provision of £32m relating to the final FCA rules and guidance published in March 2017 and a net charge of £37m in the second quarter of 2017 following a review of claims handling procedures in relation to a specific PPI portfolio including the impact of a past business review).

-Delforca: Dispute arising from equity swaps entered into by Gaesco (now Delforca 2008, S.A.) on shares of Inmobiliaria Colonial. An initial arbitration ruled in favor of the Bank, but this ruling was annulled due to issues regarding the president of the tribunal and one of the items of evidence presented by Delforca. Faced with a second arbitration initiated by the Bank, and after the latter had obtained a preventive attachment in its favor (currently waived), Delforca declared bankruptcy. Prior to this, Delforca and its parent, Mobiliaria Monesa, S.A., launched other lawsuits claiming damages due to the Bank’s actions before civil courts in Madrid, later shelved, and in Santander, currently stayed on preliminary civil ruling grounds.

During the insolvency proceeding, Barcelona Commercial court no. 10 ordered the stay of the arbitration proceeding, the termination of the arbitration agreement, the lack of recognition of the contingent claim and a breach by the Bank, and dismissed the Bank’s request to conclude the proceeding due to the non-existence of insolvency. Following the appeals filed by the Bank, the Barcelona Provincial Appellate Court revoked all these decisions, except that relating to the rejection of the conclusion of the proceeding, which gave rise to the resumption of the arbitration process. Delforca appealed against the decisions confirming the validity of the arbitration agreement and the recognition of the contingent claim in favor of the Bank. Furthermore, Delforca and its parent have requested from the judge of the insolvency case the repayment of the security deposit executed by the Bank to settle the swaps. This proceeding has been stayed on preliminary civil ruling grounds. The creditors’ meeting has been postponed until the Bank’s claim is upheld or dismissed, against which Delforca has lodged an appeal. The Bank has not recognized any provisions in this connection.

-Former employees of Banco do Estado de São Paulo S.A., Santander Banespa, Cia. de Arrendamiento Mercantil: a claim was filed in 1998 by the association of retired Banespa employees (AFABESP) on behalf of its members, requesting the payment of a half-yearly bonus initially envisaged in the entity’s Bylaws in the event that the entity obtained a profit and that the distribution of this profit were approved by the Board of Directors.  The bonus was not paid in 1994 and 1995 since the bank did not make a profit and partial payments were made from 1996 to 2000, as agreed by the Board of Directors, and the relevant clause was eliminated in 2001. The Regional Employment Court ordered the bank to pay this half-yearly bonus in September 2005 and the bank filed an appeal against the decision at the High Employment Court (“TST”) and, subsequently, at the Federal Supreme Court (“STF”). The TST confirmed the judgment against the bank, whereas the STF rejected the extraordinary appeal filed by the bank in a decision adopted by only one of the Court members, thereby also upholding the order issued to the bank. This decision was appealed by the bank and the association. Only the appeal lodged by the bank has been given leave to proceed and will be decided upon by the STF in plenary session. The STF recently handed down a decision on a matter relating to a third party that upholds one of the main arguments put forward by the Bank. The Bank has not recognized any provisions in this connection.

-“Planos Económicos”: Like the rest of the banking system, Santander Brazil has been the subject of claims from customers, mostly depositors, and of civil class actions brought for a common reason, arising from a series of legislative changes relating to the calculation of inflation (“planos económicos”). The claimants considered that their vested rights had been impaired due to the immediate application of these adjustments. In April 2010, the High Court of Justice (STJ) set the limitation period for these class actions at five years, as claimed by the banks, rather than 20 years, as sought by the claimants, which will probably significantly reduce the number of actions brought and the amounts claimed in this connection. As regards the substance of the matter, the decisions issued to date have been adverse for the banks, although two proceedings have been brought at the STJ and the Federal Supreme Court (STF) with which the matter is expected to be definitively settled. In August 2010, the STJ handed down a decision finding for the plaintiffs in terms of substance, but excluding one of the “planos” from the claim, thereby reducing the amount thereof, and once again confirming the five-year statute-of-limitations period. Shortly thereafter, the STF issued an injunctive relief order whereby the proceedings in progress were stayed until this court issues a final decision on the matter. Various appeals to the STF are currently being considered in which various matters relating to this case are discussed.

-The bankruptcy of various Lehman Group companies was made public on September 15, 2008. Various customers of Santander Group were affected by this situation since they had invested in securities issued by Lehman or in other products which had such assets as their underlying.

At the date of these interim financial statements, certain claims had been filed in relation to this matter. The Bank’s directors and its legal advisers consider that the various Lehman products were sold in accordance with the applicable legal regulations in force at the time of each sale or subscription and that the fact that the Group acted as intermediary would not give rise to any liability for it in relation to the insolvency of Lehman. Accordingly, the risk of loss is considered to be remote and, as a result, no provisions needed to be recognized in this connection.

-The intervention, on the grounds of alleged fraud, of Bernard L. Madoff Investment Securities LLC (“Madoff Securities”) by the US Securities and Exchange Commission (“SEC”) took place in December 2008. The exposure of customers of the Group through the Optimal Strategic US Equity (“Optimal Strategic”) subfund was EUR 2,330 million, of which EUR 2,010 million related to institutional investors and international private banking customers, and the remaining EUR 320 million made up the investment portfolios of the Group’s private banking customers in Spain, who were qualifying investors.

At the date of these interim financial statements, certain claims had been filed against Group companies in relation to this matter. The Group considers that it has at all times exercised due diligence and that these products have always been sold in a transparent way pursuant to applicable legislation and established procedures. The risk of loss is therefore considered to be remote or immaterial.

-

In April 2016, the Competition Directorate of the Spanish “Comisión Nacional de los mercados y la Competencia” (CNMC) commenced an administrative investigation on several financial entities, including Santander Bank in relation to possible collusive practices or price-fixing agreements, as well as exchange of commercially sensitive information in relation to financial derivative instruments used as hedge of interest rate risk for syndicated loans. In accordance with the Competition Directorate this conduct could constitute a breach of article 1 of Competition Directorate Law 15/2007, of July 3, as well as article 101 of Treaty on the Functioning of the European Union (TFEU). The procedure is now pending under the Council of the CNMC. If the resolution is not favorable, Santander Bank could be exposed to the imposition of sanctions that could be significant, as well as incidental consequences, including civil liability claims and regulatory restrictions or limitations to Santander activities. The abovementioned could potentially have an adverse material impact in the financial situation and the results of Santander Bank.

-

Floor clauses (“cláusulas suelo”): as a result of the acquisition of Banco Popular, the Group is exposed to material transactions containing floor clauses. Floor clauses are clauses whereby the borrower agrees to pay a minimum interest rate to the lender regardless of the applicable benchmark interest rate. Banco Popular has included floor clauses in certain asset operations with customers. Banco Popular's position in respect of these floor clauses is as follows:

On December 21, 2016, the European Court of Justice overruled the ruling established through Spanish Supreme Court Judgement of May 9, 2013, and by virtue of which the retroactive effect of declaring the floor clauses null and void was limited so that the amounts charged in application of these clauses would only be refunded from May 9, 2013. Subsequently, the Judgement handed down by the Spanish Supreme Court on February 24, 2017, ruling on a cassation appeal (“recurso de casación”) filed by another entity, adapted its jurisprudence in line with the Judgement of the European Court of Justice of December 21 2016 and, in particular, considered that its ruling of May 9, 2013, which related to a collective action, did not have res judicata effect with respect to individual suits filed by consumers in this regard.

These legal rulings and the social impact of the floor clauses led the Spanish government to establish, through Spanish Royal Decree-Law 1/2017, of January 20, urgent measures to protect consumers against floor clauses, a voluntary and extrajudicial process whereby consumers who consider themselves affected by the potential nullity of a floor clause claim repayment. This ruling establishes an extrajudicial channel for conflict resolution but adds nothing that affects the criteria describing the validity of the clauses. Provisional results arising from claims received via this process seem to confirm the Bank’s estimates.

In the last quarter of 2015, Banco Popular made an extraordinary provision of €350 million to cover any legal risk deriving from the potential elimination of floor clauses in its mortgage loan contracts with retroactive effect from May 2013 (i.e., to cover the risk of having to pay back the excess interest charged through the application of floor clauses from May 2013). In 2016, Banco Popular updated its provision estimates for this risk, which stood at €282 million at December 31, 2016 (provisions of €53 million were released in 2016 and new provisions of €15 million were allocated). Following the judgment by the European Court of Justice on December 21, 2016, Banco Popular increased its provisions by €229 million for risk associated with floor clauses, in order to cover the impact of potentially having to repay the surplus interest charged in application of these clauses between the date of the corresponding mortgage loans and May 2013. At June 30, 2017, Banco Popular's provision in this regard amounted to €461 million. The Group considers that the maximum risk associated with the floor clauses applied in its contracts with consumers, in the most severe and not probable scenario, would be approximately €900 million at June 30, 2017. The provisioned amount referred is greater than 50% of this maximum risk and not a probable scenario.

-

Other aspects: given that no precedent exists in either Spain or any other European Union member state for the declaration setting out the resolution of Banco Popular, the redemption and conversion of its capital instruments and the subsequent transfer to Banco Santander of the shares resulting from this conversion in exercise of the resolution instrument involving the sale of the institution's business, all in accordance with the single resolution framework regulation referred to in Note 2, the possibility of future appeals being submitted against the FROB's resolution executing EU’s Single Resolution Board decision cannot be ruled out, nor future claims against Banco Popular Español, S.A., Banco Santander or other Santander Group companies deriving from or related to the acquisition of Banco Popular. Several investors, advisors and financial dealers have stated that they intend to analyze and, in some cases, have already submitted different types of claims in respect to the acquisition. To date, 65 procedures have been filed before the European Union Court of Justice and more than 30 have been brought before the Spanish Audiencia Nacional.With respect to possible appeals or claims, it is not possible at this time to foresee the specific petitions that could be put forth, nor their economic implications (particularly when these possible future claims might not specify any specific amount, or when they allege new legal interpretations or involve a large number of parties). The estimated cost of the potential compensation to the shareholders of Banco Popular has been accounted for as disclosed in Notes 1.h and 2 of the interim condensed consolidated financial statements.

The Bank and the other Group companies are subject to claims and, therefore, are party to certain legal proceedings incidental to the normal course of their business including those in connection with lending activities, relationships with employees and other commercial or tax matters.

In this context, it must be considered that the outcome of court proceedings is uncertain, particularly in the case of claims for indeterminate amounts, those based on legal issues for which there are no precedents, those that affect a large number of parties or those at a very preliminary stage.

With the information available to it, the Group considers that, at June 30, 2017, it had reliably estimated the obligations associated with each proceeding and had recognized, where necessary, sufficient provisions to cover reasonably any liabilities that may arise as a result of these tax and legal situations. It also believes that any liability arising from such claims and proceedings will not have, overall, a material adverse effect on the Group’s business, financial position or results of operations.

In view of the inherent difficulty of predicting the outcome of legal matters, particularly where the claimants seek very large or indeterminate damages, or where the cases present novel legal theories, involve a large number of parties or are in early stages of discovery, the Group cannot state with confidence what the eventual outcome of any of these pending matters will be, what the timing of the ultimate resolution of such matters will be or what the eventual loss, fines or penalties related to each such pending matter may be. Consequently, there is no assurance that the ultimate resolution of these matters will not significantly exceed the reserves currently accrued by the Group; and the outcome of a particular matter may be material to the Group’s operating results for a particular period, depending upon, among other factors, the size of the loss or liability imposed and the level of the Group’s income for that period.

Item 6

Quantitative Analysis About Market Risk

A.Activities subject to market risk and types of market risk

The scope of activities subject to market risk includes transactions in which equity risk is borne due to changes in market factors. Thus, they include trading risks and structural risks, which are also affected by market shifts.

This risk comes from the change in risk factors (interest rates, inflation rates, exchange rates, share prices, the spread on loans, commodity prices and the volatility of each of these elements) as well as from the liquidity risk of the various products and markets in which the Group operates.

• Interest rate risk is the possibility that changes in interest rates could adversely affect the value of a financial instrument, a portfolio or the Group as a whole. It affects loans, deposits, debt securities, most assets and liabilities of trading portfolios as well as derivatives, among others.

• Inflation rate risk is the possibility that changes in inflation rates could adversely affect the value of a financial instrument, a portfolio or the Group as a whole. It affects instruments such as loans, debt securities and derivatives, whose return is linked to inflation or to a change in the actual rate.

• Exchange rate risk is the sensitivity of the value of a position in a currency other than the base currency to a potential movement in exchange rates. Hence, a long or open position in a foreign currency will produce a loss if that currency depreciates against the base currency. Among the positions affected by this risk are the Group’s investments in subsidiaries in non-euro currencies, as well as any foreign currency transactions.

• Equity risk is the sensitivity of the value of positions opened in equities to adverse movements in market prices or expectations of future dividends. Among other instruments, this affects positions in shares, stock market indices, convertible bonds and derivatives using shares as the underlying asset (put, call, equity swaps, etc.).

• Credit spread risk is the risk or sensitivity of the value of positions in fixed income securities or in credit derivatives to movements in credit spread curves or in recovery rates associated with issuers and specific types of debt. The spread is the difference between financial instruments that quote with a margin over other benchmark instruments, mainly the yield of government bonds and interbank interest rates.

• Commodities price risk is the risk derived from the effect of potential changes in prices. The Group’s exposure to this risk is not significant and is concentrated in derivative transactions on commodities with clients.

• Volatility risk is the risk or sensitivity of the value of a portfolio to changes in the volatility of risk factors: interest rates, exchange rates, shares, credit spreads and commodities. This risk is incurred by all financial instruments where volatility is a variable in the valuation model. The most significant case is financial options portfolios.

All these market risks can be partly or fully mitigated by using options, futures, forwards and swaps.

Other types of market risk require more complex hedging. For example:

• Correlation risk is the sensitivity of the portfolio to changes in the relationship between risk factors (correlation), either of the same type (for example, between two exchange rates) or different types (for example, between an interest rate and the price of a commodity).

• Market liquidity risk is that of a Group entity or the Group as a whole cannot reverse or close a position in time without having an impact on the market price or the cost of the transaction. Market liquidity risk can be caused by a reduction in the number of market makers or institutional investors, the execution of large volumes of transactions, or market instability. It increases as a result of the concentration of certain products and currencies.

• Prepayment or cancellation risk. When the contractual relationship in certain transactions explicitly or implicitly permits the possibility of early cancellation without negotiation before maturity, there is a risk that the cash flows may have to be reinvested at a potentially lower interest rate. This mainly affects mortgage loans and mortgage securities.

• Underwriting risk. This occurs as a result of an entity’s participation in underwriting a placement of securities or another type of debt, assuming the risk of partially owning the issue or the loan due to non-placement of all of it among potential buyers.

Pension and actuarial  risks, which are described later on, also depend on shifts in market factors.

Depending on the nature of the risk, activities are segmented as follows:

a) Trading: financial services for customers and purchase-sale and taking positions in fixed-income, equity and currency products, mainly. The SGCB (Santander Global Corporate Banking) division is mainly responsible for managing this risk.

b) Structural risks: we distinguish between balance sheet risks and pension and actuarial risks:

b.1) Structural balance sheet risks: market risks inherent to the balance sheet, excluding the trading portfolio. Management decisions on these risks are taken by the ALCO committees of each country in coordination with the Group’s ALCO committee and are executed by the financial management division. This management seeks to inject stability and recurrence into the financial margin on the Group’s commercial activity and economic value, maintaining adequate levels of liquidity and solvency. The risks are:

• Structural interest rate risk. This arises from maturity mismatches and repricing of all assets and liabilities.

• Structural exchange rate risk/hedging. Exchange rate risk occurs when the currency in which the investment is made is different from the euro, irrespective of whether the company consolidates or not (structural exchange rate). Exchange rate hedging positions for future profits in currencies other than the euro (hedging of profits) are also included under this hedging.

• Structural equity risk. This involves investments via stakes in financial or non-financial companies that are not consolidated, as well as available for sale portfolios consisting of equity positions.

b.2) Pension and actuarial risk

• Pension risk: the risk assumed by the Bank in relation to the pension commitments with its employees. The risk lies in the possibility that the fund will not cover these commitments in the accrual period for the provision and the profitability obtained by the portfolio will not be sufficient, obliging the Group to increase its contributions.

• Actuarial risk: unexpected losses resulting from an increase in commitments to holders of insurance policies, as well as losses from unforeseen cost increases.

B.Trading market risks1

1.Quantitative analysis

Our trading risk profile remained moderate in the first half of 2017, in line with previous years, due to the fact that traditionally our activity has been focused on providing services to its customers, with limited exposure to complex structured products and diversification by geographic area and risk factor.

1.1. Value at Risk (VaR) analysis

During the first half of 2017 year, we maintained our strategy of concentrating our trading activity on customer business, minimizing where possible exposures of directional risk opened in net terms.

EVOLUTION OF VaR FIRST HALF 2017

Millions of euros. VaR at 99%, with a time frame of one day

Million EUR
65
60
55
50
45
40
35
30
25
20
15
10
5
VaR
15d Moving Average
3Y Average VaR
MAX (63)
MIN (11)
Jan-17
Jan-17
Feb-17
Feb-17
Mar-17
Mar-17
Apr-17
Apr-17
May-17
May-17
Jun-17
Jun-17

VaR during the first half of 2017 fluctuated between €63 million and €11 million. The most significant changes were related to changes in exchange rate and interest rate exposure and also market volatility, with a peak in May due to the high volatility in the Brazilian market caused by the political events in that region. The average VaR for the period was €23 million, ending the VaR in June at €27 million2.

1 Information included under this heading does not include Banco Popular which was acquired on June 7, 2017. Banco Popular’s trading portfolios represent less than 1% of the equivalent market risk of Grupo Santander with very low activity and complexity. For more information about the acquisition see “Item 7. Recent Events - Acquisitions, Dispositions, Reorganizations and Other Recent Events - Acquisition of Banco Popular Español, S.A.”

2 Regarding trading activity in financial markets by SGCB (Santander Global Corporate Banking). As well as the trading activity of SGCB, there are other positions catalogued for accounting purposes. The total VaR of trading of this accounting perimeter was €28.7 million.

The following chart shows a frequency histogram of risk in terms of VaR in the first six months of 2017, where 92% of the days had a VaR lower than €33 million.

VaR RISK HISTOGRAM

VaR at 99%, with a time frame of one day

Risk by factor

The minimum, average, maximum and final values in VaR terms at 99% for the first six months of 2017 are displayed in the following table:

VaR STATISTICS BY RISK FACTOR 3,4

Millions of euros. VaR at 99%, with a time frame of one day

3  The VaR of global activities includes operations that are not assigned to any particular country.

4  In Latin America, United States and Asia, VaR levels are not shown separately for credit spread and commodities, because of their scant or zero materiality.

The average VaR in the first half of 2017, €23 million, was slightly higher than the average VaR in the first half of 2016, €17 million, mainly due to a risk increase in interest rates (€18 million vs. €15 million).

VaR BY RISK FACTOR

Millions of euros, VaR at 99% with a time frame of one day (15 day moving average)

Interest Rate VaR
Equity VaR
Exchange rates VaR
Credit Spread VaR
Commodities VaR
30.0
25.0
20.0
15.0
10.0
5.0
0.0
Jan-17
Jan-17
Feb-17
Feb-17
Mar-17
Mar-17
Apr-17
Apr-17
May-17
May-17
Jun-17
Jun-17

1.2. Gauging and contrasting measures

Real losses can differ from the forecasts by the VaR for various reasons related to the limitations of this metric, which are set out in detail later in the section on the methodologies. The Group regularly analyzes and contrasts the accuracy of the VaR calculation model in order to confirm its reliability.

The most important test consists of backtesting exercises, analyzed at the local and global levels and in all cases with the same methodology. Backtesting consists of comparing the forecast VaR measurements, with a certain level of confidence and time frame, with the real results of losses obtained in a same time frame. This enables anomalies in the VaR model of the portfolio in question to be detected (for example, shortcomings in the parameterization of the valuation models of certain instruments, not very adequate proxies, etc.).

Santander calculates and evaluates three types of backtesting:

• “Clean” backtesting: the daily VaR is compared with the results obtained without taking into account the intraday results or the changes in the portfolio’s positions. This method contrasts the effectiveness of the individual models used to assess and measure the risks of the different positions.

• Backtesting on complete results: the daily VaR is compared with the day’s net results, including the results of intraday operations and those generated by fees.

• Backtesting on complete results without mark-ups or fees: the daily VaR is compared with the day’s net results from intraday operations but excluding those generated by mark-ups and fees. This method aims to give an idea of the intraday risk assumed by the Group’s treasuries.

In the first type and for the total portfolio, there is an exception for VaR (Value at Risk) at 99% in the first half of 2017 (day on which the daily loss was higher than VaR) on May 18 caused by major shifts in the Brazilian market due to political events. There is also an exception to VaE (Value at Earnings) at 99% in the first half of 2017 (day on which daily profit was higher than VaE) on May 23 caused by the same reason of the exception in VaR.

1.3. Distribution of risks and management results5

Geographic distribution

In trading activity, the average contribution of Latin America to the Group’s economic results in the first half of 2017 was 45.26% compared with a contribution of 85.57% in total VaR. Europe, with 48.89% of results, contributed 11.34% of global risk. US and Asia contributed 5.82% of results and 1.05% of global risk. Finally, Global Activities contributed 0.03% of results and 0.04% of total VaR.

Below is the geographic contribution (by percentage) to the Group total, both in risks, measured in VaR terms, as well as in results, measured in economic terms.

VaR BINOMIAL-MANAGEMENT RESULTS: GEOGRAPHIC DISTRIBUTION

Average VaR (at 99%, with a time frame of one day) and annual accumulated management result (million euros); percentage of annual totals.

Monthly distribution of risks and results

The following chart shows the risk assumption profile, in terms of VaR, compared to results in the first half of 2017. The average VaR remained relatively stable, with lower values in the case of the results in the second quarter.

5  Results in terms similar to Gross Margin (excluding operating costs, the financial would be the only cost).

TEMPORARY DISTRIBUTION OF RISK AND RESULTS IN THE FIRST HALF 2017: PERCENTAGES OF ANNUAL TOTALS

Average VaR (at 99%, with a time frame of one day) and annual cumulative management result (millions of euros); percentage of annual totals.

The following frequency histogram shows the distribution of daily economic results on the basis of their size in the first half of 2017. It shows that on over 94% of days on which the markets were open daily returns6 were in a range of between -€5 and +€15 million.

6  Yields “clean” of fees and results of intraday derivative operations.

HISTOGRAM OF THE FREQUENCY OF DAILY RESULTS (MTM)

Daily results of management “clean” of commissions and intraday operations (millions of euros). Number of days (%) in each range.

38%
22%
20%
9%
5%
2%
2%
2%
0%
0%
Number of days (%)
<-15
-10
-5
0
5
10
15
20
25
>25

Daily results (clean). EUR million

1.4. Risk management of structured derivatives

Derivatives activity is mainly focused on marketing investment products and hedging risks for clients. Management is focused on ensuring that the net risk opened is the lowest possible. The unit where this activity mainly takes place is Spain and, to a lesser extent, UK, Brazil, Mexico and US.

Risk of structured derivatives (in terms of VaR 99%) moved in a range between €1.8 million and €3.7 million.

The Group continues to have a very limited exposure to complex structured instruments or vehicles, reflecting a management culture one of whose hallmarks is prudence in risk management. At the end of the first half of 2017, the Group had:

• Hedge funds: the Group’s total exposure is not significant (€83 million) and is all indirect, acting as counterparty in derivatives transactions. The risk with this type of counterparty is analyzed case by case, establishing percentages of collateralization on the basis of the features and assets of each fund.

• Monolines: Santander’s exposure to bond insurance companies (monolines) was €41 million at the end of the first half of 2017, all indirect exposure, by virtue of the guarantee provided by this type of entity to various financing or traditional securitization operations. The exposure in this case is to double default, with primary underlying assets of high credit quality.

This was mainly due to the integration of positions of institutions acquired by the Group, as Sovereign in 2009. All these positions were known at the time of purchase, having been duly provisioned. These positions, since their integration in the Group, have been notably reduced, with the ultimate goal of eliminating them from the balance sheet.

Santander’s policy for approving new transactions related to these products remains very prudent and conservative. It is subject to strict supervision by the Group’s senior management. Before approving a new transaction, product or underlying asset, the risks division verifies:

• The existence of an appropriate valuation model to monitor the value of each exposure: Mark-to-Market, Mark-to-Model or Mark-to-Liquidity.
• The availability in the market of observable data (inputs) needed to be able to apply this valuation model.

And provided these two points are always met:

• The availability of appropriate systems, duly adapted to calculate and monitor every day the results, positions and risks of new operations.
• The degree of liquidity of the product or underlying asset, in order to make possible their coverage when deemed appropriate.

1.5. Analysis of scenarios

Various stress scenarios were calculated and analyzed regularly in the first half of 2017 (at least every month) at the local and global levels for all the trading portfolios and using the same assumptions by risk factor.

Maximum volatility scenario (Worst Case)

This scenario is given particular attention as it combines historic movements of risk factors with an ad-hoc analysis in order to reject very unlikely combinations of variations (for example, sharp decreases in stock markets together with a decline in volatility).

A historic volatility equivalent to six standard deviations is applied. The scenario is defined by taking for each risk factor the movement which represents the greatest potential loss in the portfolio, rejecting the most unlikely combinations in economic-financial terms. At the end of June 2017, that scenario implied, for the global portfolio, interest rate rises in Latin American markets and falls in core markets, stock market falls, depreciation of all currencies against the euro, and increases in credit spreads and volatility. The results for this scenario at the end of June 2017 are shown in the following table.

MAXIMUM VOLATILITY STRESS SCENARIO (WORST CASE)

Millions of euros. Data at June 30, 2017

The stress test shows that the economic loss suffered by the Group in its trading portfolios, in terms of the mark to market (MtM) result would be, if the stress movements defined in the scenario materialized in the market, €98.5 million, a loss that would be concentrated in Latin America (in the following order: exchange rates, interest rate and equities) and Europe (in the following order: credit spread, interest rate, exchange rates and equities).

Other global stress test scenarios

• Abrupt crisis: an ad hoc scenario with sharp market movements. Rise in interest rate curves, sharp falls in stock markets, strong appreciation of the dollar against other currencies, rise in volatility and in credit spreads.

• Subprime crisis: historic scenario of the US mortgage crisis. The objective of the analysis is to capture the impact on results of the reduction in liquidity in the markets. Two time horizons were used (one day and 10 days), in both cases there are falls in stock markets and in interest rates in core markets and rises in emerging markets, and the dollar appreciation against other currencies.

•

“Plausible Forward Looking Scenario”: a hypothetical plausible scenario defined at local level in market risk units, based on the portfolio positions and their expert judgment regarding short-term changes in market variables which can have a negative impact on such positions. This year, the new scenario has been included in the set of scenarios handled by the entity.

• EBA adverse scenario: the scenario proposed by the European Banking Authority (EBA) in April 2014 as part of the EBA 2014 EU-Wide Stress Test and updated in January 2016. It was initially conceived as an adverse scenario proposed by European banks thinking in terms of a 2014-2016 time horizon and updated this year to the 2016-2018 time horizon. It reflects the systemic threats which are considered to be the most serious threats to the stability of the banking sector in the European Union.

• In 2016, the analysis of the Reverse Stress Tests was added. These tests are based on establishing a predefined result (unfeasibility of a business model or possible insolvency) and subsequently the risk factor scenarios and movements which could cause that situation are identified.

Every month a consolidated stress test report is drawn up with explanations of the main changes in results for the various scenarios and units. An early warning mechanism has also been established so that when the loss for a scenario is high in historic terms and/or in terms of the capital consumed by the portfolio in question, the relevant business executive is informed.

2.Methodologies

2.1Value at Risk (VaR)

The standard methodology that we apply to trading activities is Value at Risk (VaR), which measures the maximum expected loss with a certain confidence level and time frame. The standard for historic simulation is a confidence level of 99% and a time frame of one day. Statistical adjustments are applied enabling the most recent developments affecting the levels of risk assumed to be incorporated efficiently and quickly. A time frame of two years or at least 520 days from the reference date of the VaR calculation is used. Two figures are calculated every day: one applying an exponential decay factor that accords less weight to the observations furthest away in time and another with the same weight for all observations. The higher of the two is reported as the VaR.

Value at Earnings (VaE) is also calculated. This measures the maximum potential gain with a certain level of confidence and time frame, applying the same methodology as for VaR.

VaR by historic simulation has many advantages as a risk metric (it sums up in a single number the market risk of a portfolio; it is based on market movements that really occurred without the need to make assumptions of functions forms or correlations between market factors, etc.), but also has limitations.

Some limitations are intrinsic to the VaR metrics, regardless of the methodology used for its calculation, including:

• The VaR calculation is calibrated at a certain level of confidence, which does not indicate the levels of possible losses beyond it.
• There are some products in the portfolio with a liquidity horizon greater than that specified in the VaR model.
• VaR is a static analysis of the risk of the portfolio, and the situation could change significantly during the following day, although the likelihood of this occurring is very low.

Using the historic simulation methodology also has its limitations:

• High sensitivity to the historic window used.
• Inability to capture plausible events that would have significant impact, if these do not occur in the historic window used.
• The existence of valuation parameters with no market input (such as correlations, dividend and recovery rate).
• Slow adjustment to new volatilities and correlations, if the most recent data receives the same weight as the oldest data.

Some of these limitations are overcome by using Stressed VaR and Expected Shortfall, calculating VaR with exponential decay and applying conservative valuation adjustments. Furthermore, as previously stated, the Group regularly conducts analysis and backtesting of the accuracy of the VaR calculation model.

2.2Stressed VaR (sVaR) and Expected Shortfall (ES)

In addition to standard VaR, Stressed VaR is calculated daily for the main portfolios. The calculation methodology is the same as for VaR, with the two following exceptions:

• The historical observation period for the factors: when calculating Stressed VaR a window of 260 observations is used, rather than 520 for VaR. However, this is not the most recent data: rather, the data used is from a continuous period of stress for the portfolio in question. This is determined for each major portfolio by analyzing the history of a subset of market risk factors selected based on expert judgment and the most significant positions in the books.

• Unlike VaR, Stressed VaR is obtained using the percentile with uniform weighting, not the maximum between the percentile uniformly weighted and the one exponentially weighted.

Moreover, the expected shortfall (ES) is also calculated, estimating the expected value of the potential loss when this is higher than the level set by VaR. Unlike VaR, ES has the advantages of capturing the risk of large losses with low probability (tail risk) and being a sub-additive metric7.

Going forward, in the near term the Basel Committee has recommended replacing VaR with Expected Shortfall as the baseline metric for calculating regulatory capital for trading portfolios (“Minimum Capital Requirements for Market Risk” BCBS Document on banking supervision, January 2016). The Committee considers that ES with a 97.5% confidence interval delivers a similar level of risk to VaR at a 99% confidence interval. ES is calculated by applying uniform weights to all observations.

2.3Analysis of scenarios

The Group uses other metrics in addition to VaR, giving it greater control over the risks it faces in the markets where it is active. These measures include scenario analysis. This consists of defining alternative behaviors for various financial variables and obtaining the impact on results of applying these to activities. These scenarios may replicate events that occurred in the past (such as a crisis) or determine plausible alternatives that are unrelated to past events.

The potential impact on earnings of applying different stress scenarios is regularly calculated and analyzed, particularly for trading portfolios, considering the same risk factor assumptions. Three scenarios are defined, as a minimum: plausible, severe and extreme. Taken together with VaR, these reveal a much more complete spectrum of the risk profile.

A number of trigger thresholds have also been established for global scenarios, based on their historical results and the capital associated with the portfolio in question. When these triggers are activated, the portfolio managers are notified so they can take appropriate action. The results of the global stress exercises, and any breaches of the trigger thresholds, are reviewed regularly, and reported to senior management, when this is considered appropriate.

2.4Analysis of positions, sensitivities and results

Positions are used to quantify the net volume of the market securities for the transactions in the portfolio, grouped by main risk factor, considering the delta value of any futures or options. All risk positions can be expressed in the base currency of the unit and the currency used for standardizing information. Changes in positions are monitored on a daily basis to detect any incidents, so they can be corrected immediately.

Measurements of market risk sensitivity estimate the variation (sensitivity) of the market value of an instrument or portfolio to any change in a risk factor. The sensitivity of the value of an instrument to changes in market factors can be obtained using analytical approximations by partial derivatives or by complete revaluation of the portfolio.

In addition, the statement of income is also drawn up every day, providing an excellent indicator of risk, enabling us to identify the impact of changes in financial variables on the portfolios.

7  According to the financial literature, sub-additivity is a desirable property for a coherent risk metric. This property establishes that f(a+b) is less than or equal to f(a)+f(b). Intuitively, it assumes that the more instruments and risk factors there are in a portfolio, the lower the risks, because of the benefits of diversification. Whilst VaR only offers this property for some distributions, ES always does so.

2.5Derivative activities and credit management

Also noteworthy is the control of derivative activities and credit management which, because of its atypical nature, is conducted daily with specific measures. First, the sensitivities to price movements of the underlying asset (delta and gamma), volatility (vega) and time (theta) are controlled. Second, measures such as the sensitivity to the spread, jump-to-default, concentrations of positions by level of rating, etc., are reviewed systematically.

With regard to the credit risk inherent to trading portfolios, and in line with the recommendations of the Basel Committee on Banking Supervision and prevailing regulations, a further metric is also calculated: the Incremental Risk Charge (IRC). This seeks to cover the risks of non-compliance and ratings migration that are not adequately captured in VaR, through changes in the corresponding credit spreads. This metric is basically applied to fixed-income bonds, both public and private, derivatives on bonds (forwards, options, etc.) and credit derivatives (credit default swaps, asset backed securities, etc.). IRC is calculated using direct measurements of loss distribution tails at an appropriate percentile (99.9%), over a one year horizon. The Monte Carlo methodology is used, applying one million simulations.

2.6Credit Valuation Adjustment (CVA) and Debt Valuation Adjustment (DVA)

We incorporate credit valuation adjustment (CVA) and debt valuation adjustment (DVA) when calculating the results of trading portfolios. The CVA is a valuation adjustment of over-the-counter (OTC) derivatives, as a result of the risk associated with the credit exposure assumed by each counterparty.

The CVA is calculated by taking into account the potential exposure with each counterparty in each future maturity. The CVA for a certain counterparty is therefore the sum of the CVA over all such future terms. The following inputs are used:

• Expected exposure: including, for each operation the current market value (MtM) as well as the potential future risk (add-on) to each maturity. CVA also considers mitigating factors such as collateral and netting agreements, together with a decay factor for derivatives with interim payments.

• Loss given default: the percentage of final loss assumed in case of credit/ non-payment of the counterparty.

• Probability of default: for cases where there is no market information (spread curve traded through CDS, etc.) general proxies generated on the basis of companies with listed CDS of the same sector and external rating as the counterparty are used.

• Discount factor curve.

The DVA is a valuation adjustment similar to the CVA, but in this case as a result of Santander Group’s risk that counterparties assume in OTC derivatives.

3.System for controlling limits

Setting market risk and liquidity limits is designed as a dynamic process which responds to the Group’s risk appetite level. This process is part of an annual limits plan drawn up by the Group’s senior management, involving every Group entity.

The market risk limits we use are established based on different metrics and try to cover all activity subject to market risk from many perspectives, applying a conservative approach. The main ones are:

• VaR and Stressed VaR limits.
• Limits of equivalent and/or nominal positions.
• Interest rate sensitivity limits.
• Vega limits.
• Delivery risk limits for short positions in securities (fixed income and securities).
• Limits to constrain the volume of effective losses, and protect results generated during the period:
• Loss trigger.
• Stop loss.
• Credit limits:

• Total exposure limit.
• Jump to default by issuer limit.
• Others.
• Limits for origination operations.

These general limits are complemented by other sub-limits to establish a sufficiently granular limits framework for effective control of the market risk factors to which the Group is exposed in its trading activities. Positions are monitored on a daily basis, at both the unit and global levels, with exhaustive control of changes to portfolios, so as to identify any incidents that might need immediate correction. Meanwhile, the daily drawing up of the income statement by the risks area is an excellent indicator of risks, as it allows the impact that changes in financial variables have had on portfolios to be identified.

Implementation of the Volcker Rule throughout the Group in July 2015 required activities to be reorganized to ensure compliance with this new regulation, the preparation of new metrics and the definition of limits at the desk level.

Three categories of limits were established based on the scope of approval and control: global approval and control limits, global approval limits with local control, and local approval and control limits. The limits are requested by the business executive of each country/entity, considering the particular nature of the business and so as to achieve the budget established, seeking consistency between the limits and the risk/return ratio. The limits are approved by the corresponding risk bodies.

Business units must comply with the approved limits at all times. In the event of a limit being exceeded, the local business executives have to explain, in writing and on the day, the reasons for the excess and the action plan to correct the situation, which in general might consist of reducing the position until it reaches the prevailing limits or setting out the strategy that justifies an increase in the limits.

If the business unit fails to respond to the excess within three days, the global business executives will be asked to set out the measures to be taken in order to make the adjustment to the existing limits. If this situation lasts for 10 days as of the first excess, senior risk management will be informed so that a decision can be taken: the risk takers could be made to reduce the levels of risk assumed.

C.Structural balance sheet risks8

1.Quantitative analysis9

The market risk profile inherent in our balance sheet, in relation to our asset volumes and shareholders’ funds, as well as the budgeted financial margin, remained moderate in the first half of 2017, in line with previous years.

1.1.Structural interest rate risk

Europe and the United States

The main balance sheets, the Parent, United Kingdom and United States, in mature markets and in a low interest rate setting, usually show positive sensitivities to interest rates in economic value of equity and net interest income.

Exposure levels in all countries are moderate in relation to the annual budget and equity levels.

At June 2017, net interest income risk at one year, measured as sensitivity to parallel changes in the worst case scenario of ±100 basis points, was concentrated in the yield curve for the euro at €205 million, the US dollar at €108 million, British Pound at €262 million and the Polish Zloty at €36 million, all relating to risks of rate cuts.

8  Information included under this heading does not include Banco Popular which was acquired on June 7, 2017. Banco Popular’s trading portfolios represent less than 1% of the equivalent market risk of Grupo Santander with very low activity and complexity. For more information about the acquisition see “Item 7. Recent Events - Acquisitions, Dispositions, Reorganizations and Other Recent Events - Acquisition of Banco Popular Español, S.A.”

9  Includes the whole balance sheet except for the trading portfolios.

NET INTEREST INCOME (NII) SENSITIVITY10

% of the total

Rest: Portugal, SCF and Poland.

At the same date, the most relevant risk to the economic value of equity, measured as its sensitivity to parallel changes in the worst case scenario of ±100 basis points, was in the euro interest rate curve, at €4,409 million, followed by the British Pound at €439 million, the US dollar at €386 million and the Polish Zloty at €56 million, all with a risk of falling interest rates, scenarios which are now very unlikely.

ECONOMIC VALUE OF EQUITY (EVE) SENSITIVITY11

% of the total

Rest: Portugal, SCF and Poland.

10 Sensitivity to the worst-case scenario between +100 and -100 basis points.

11 Sensitivity to the worst-case scenario between +100 and -100 basis points.

Latin America

Latin American balance sheets are usually positioned for interest rate cuts for both economic value and net interest income, except for net interest income in Mexico, where excess liquidity is invested in the short term in the local currency.

In the first half of 2017, exposure levels in all countries were moderate in relation to the annual budget and capital levels.

At the end of June, net interest income risk over one year, measured as sensitivity to parallel changes in the worst case scenario of ±100 basis points, was concentrated in three countries, Brazil (€121 million), Chile (€44 million) and Mexico (€20 million) as shown in the chart below.

NET INTEREST INCOME (NII) SENSITIVITY12

% of the total

Rest: Argentina, Peru and Uruguay.

Risk to the economic value of equity over one year, measured as sensitivity to parallel changes in the worst case scenario of ±100 basis points, was also concentrated in Brazil (€491 million), Chile (€176 million) and Mexico (€131 million).

ECONOMIC VALUE OF EQUITY (EVE) SENSITIVITY13

% of the total

12 Sensitivity to the worst-case scenario between +100 and -100 basis points.

13 Sensitivity to the worst-case scenario between +100 and -100 basis points.

Rest: Argentina, Peru and Uruguay.

1.2Structural exchange-rate risk/hedging of results

Structural exchange rate risk arises from Group operations in currencies, mainly related to permanent financial investments, and the results and the hedging of these investments.

This management is dynamic and seeks to limit the impact on the core capital ratio of movements in exchange rates.

At the end of June 2017, the largest exposures of permanent investments (with their potential impact on equity) were, in order, in Brazilian Reais, Pounds Sterling, US Dollars, Chilean Pesos, Mexican Pesos and Polish Zlotys. The Group hedges some of these positions of a permanent nature with exchange-rate derivatives.

In addition, the Financial Management area is responsible for managing exchange-rate risk for the Group’s expected results and dividends in units where the base currency is not the euro.

1.3 Structural equity risk

Santander maintains equity positions in its banking book in addition to those of the trading portfolio. These positions are maintained as available for sale portfolios (capital instruments) or as equity stakes, depending on the percentage or control.

The equity portfolio available for sale of the banking book at the end of June 2017 was diversified in securities in various countries, mainly Spain, China, the U.S., Morocco and Brazil. Most of the portfolio is invested in the financial and insurance sectors; other sectors, to a lesser extent, are for example public administrations, professional, scientific and technical activities, the transport and storage sector or manufacturing industry.

Structural equity positions are exposed to market risk. VaR is calculated for these positions using market price data series or proxies. At the end of June 2017, the VaR at 99% with a one day time frame was €302 million (€323 million and €208.1 million at the end of December 2016 and 2015, respectively).

1.4 Structural VaR

A standardized metric such as VaR can be used for monitoring total market risk for the banking book, excluding the trading activity of Santander Global Corporate Banking, distinguishing between fixed income (considering both interest rates and credit spreads on ALCO portfolios), exchange rates and equities.

In general, the structural VaR is not high in terms of the Group’s volume of assets or equity.

Structural VaR (million EUR). VaR at 99% over a one day horizon.

The diversification effect is calculated as the total Structural VaR minus the sum of the individual or “stand alone” VaR for each risk.

2.Methodologies

2.1Structural interest rate risk

The Group analyzes the sensitivity of its net interest income and equity value to changes in interest rates. This sensitivity arises from gaps in maturity dates and the review of interest rates in the different asset and liability items.

The financial measures to adjust the positioning to that sought by the Group are agreed on the basis of the positioning of balance sheet interest rates, as well as the situation and outlook for the market. These measures range from taking positions in markets to defining the interest rate features of commercial products.

The metrics used by the Group to control interest rate risk in these activities are the repricing gap, the sensitivity of net interest income and of economic value of equity to changes in interest rate levels, the duration of equity and Value at Risk (VaR), for the purposes of calculating economic capital.

The Group is working on implementing the guidelines published by the Basel Committee in its review of the treatment of Interest Rate Risk in the Banking Book (IRRBB), published in April 2016, which come into force in 2018.

Interest rate gap of assets and liabilities

This is the basic concept for identifying the entity's interest rate risk profile and measuring the difference between the volume of sensitive assets and liabilities on and off the balance sheet that reprice (i.e. that mature or are subject to rate revisions) at certain times (buckets). This provides an immediate approximation of the sensitivity of the entity's balance sheet and its net interest income and equity value to changes in interest rates.

Net interest income (NII) sensitivity

This is a key measure of the profitability of balance sheet management. It is calculated as the difference in the net interest income during a certain period of time due to a parallel movement in interest rates. The standard period for measuring net interest income sensitivity is one year.

Economic value of equity (EVE) sensitivity

This measures the interest rate risk implicit in equity value, which for the purposes of interest rate risk is defined as the difference between the net current value of assets and the net current value of liabilities outstanding, based on the impact that a change in interest rates would have on those current values.

Treatment of liabilities without defined maturity

In the corporate model, the total volume of the balances of accounts without maturity is divided between stable and unstable balances. This separation between stable and unstable balances is obtained from a model that is based on the relation between balances and their own moving averages.

From this simplified model, the monthly cash flows are obtained and used to calculate NII and EVE sensitivities.

The model requires a variety of inputs:

• Parameters inherent in the product.
• Performance parameters of the client (in this case analysis of historic data is combined with the expert business view).
• Market data.
• Historic data of the portfolio.

Pre-payment treatment for certain assets

The pre-payment issue mainly affects fixed-rate mortgages in units where the relevant interest rate curves for the balance sheet are at low levels. This risk is modelled in these units, and this can also be applied, with some modifications, to assets without defined maturity (credit card businesses and similar).

The usual techniques used to value options cannot be applied directly because of the complexity of the factors that determine borrower pre-payments. As a result, the models for assessing options must be combined with empirical statistical models that seek to capture pre-payment performance. Some of the factors conditioning this performance are:

• Interest rate: the differential between the fixed rate on the mortgage and the market rate at which it could be refinanced, net of cancellation and opening costs;
• Seasoning: pre-payment tends downward at the start of the instruments life cycle (signing of the contract) and upwards, stabilizing as time passes;
• Seasonality: redemptions or early cancellations tend to take place at specific dates;
• Burnout: decreasing trend in the speed of pre-payment as the instrument’s maturity approaches, which includes:

a) Age: defines low rates of pre-payment.

b) Cash pooling: defines as more stable those loans that have already overcome various waves of interest rate falls. In other words, when a portfolio of loans has passed one or more cycles of downward rates and thus high levels of pre-payment, the “surviving” loans have a significantly lower pre-payment probability.

c) Others: geographic mobility, demographic, social and available income factors, etc.

The series of econometric relations that seek to capture the impact of all these factors is the probability of pre-payment of a loan or pool of loans and is denominated the pre-payment model.

Value at Risk (VaR)

For balance sheet activity and investment portfolios, this is defined as the 99% percentile of the distribution function of losses in equity value, calculated based on the current market value of positions and returns over the last two years, at a particular level of statistical confidence over a certain time horizon. As with trading portfolios, a time frame of two years or at least 520 days from the reference date of the VaR calculation is used.

2.2Structural exchange rate risk/hedging of results

These activities are monitored via position measurements, VaR and results, on a daily basis.

2.3Structural equity risk

These activities are monitored via position measurements, VaR and results, on a monthly basis.

3.System for controlling limits

As already stated for the market risk in trading, under the framework of the annual limits plan, limits are set for balance sheet structural risks, responding to the Group’s risk appetite level.

The main ones are:

Balance sheet structural interest rate risk:

• Limit on the sensitivity of net interest income to one year.
• Limit on the sensitivity of economic value of equity.

Structural exchange rate risk:

• Net position in each currency (for hedging positions of results).

In the event of exceeding one of these limits or their sub limits, the relevant risk management executives must explain the reasons and facilitate the measures to correct it.

D.Pension and actuarial risks

1.Pension risk

When managing the pension fund risks of employees (defined benefit), the Group assumes the financial, market, credit and liquidity risks it incurs for the assets and investment of the fund, as well as the actuarial risks derived from the liabilities, and the responsibilities for pensions to its employees.

The Group’s objective in the sphere of controlling and managing pension risk focuses on identifying, measuring, monitoring, controlling, mitigating and communicating this risk. The Group’s priority is thus to identify and mitigate all the focuses of risk.

This is why the methodology used by the Group estimates every year the combined losses in assets and liabilities in a defined stress scenario from changes in interest rates, inflation, stocks markets and properties, as well as credit and operational risk.

2.Actuarial risk

Actuarial risk is produced by biometric changes in the life expectancy of those with life insurance, from the unexpected increase in the indemnity envisaged in non-life insurance and, in any case, from unexpected changes in the performance of insurance takers in the exercise of the options envisaged in the contracts.

The following are actuarial risks:

Risk of life liability: risk of loss in the value of life insurance liabilities caused by fluctuations in risk factors that affect these liabilities:

i. Mortality/longevity risk: risk of loss from movements in the value of the liabilities deriving from changes in the estimation of the probability of death/survival of those insured.

ii. Morbidity risk: risk of the loss from movements in the value of the liabilities deriving from changes in estimating the probability of disability/incapacity of those insured.

iii. Redemption/fall risk: risk of loss from movements in the value of the liabilities as a result of the early cancellation of the contract, of changes in the exercise of the right of redemption by the insurance holders, as well as options of extraordinary contribution and/or suspending contributions.

iv. Risk of costs: risk of loss from changes in the value of the liabilities derived from negative variances in envisaged costs.

v. Catastrophe risk: losses caused by catastrophic events that increase the entity’s life liability.

Risk of non-life liability: risk of loss from the change in the value of the non-life insurance liability caused by fluctuations in risk factors that affect these liabilities:

i. Premium risk: loss derived from the insufficiency of premiums to cover the disasters that might occur.

ii. Reserve risk: loss derived from the insufficiency of reserves for disasters, already incurred but not settled, including costs from management of these disasters.

iii. Catastrophe risk: losses caused by catastrophic events that increase the entity’s non-life liability.

E.Management of structural liquidity

Structural liquidity management aims to finance the Group’s recurring activity in optimum conditions of maturity and cost and avoid assuming undesired liquidity risks.

Given the retail nature of the Group, commercial branches have continued taking deposits following the selective financing strategy of the Group considering their costs.

Notwithstanding the aforementioned, the different Group companies have maintained frequent issuance activity in the different wholesale funding markets during the year in order to continue strengthening their liquidity position and presence in the markets and take advantage of the better market conditions. The Group issued in the first half of 2017 €18,238 million of medium- and long-term issues, of which €5,599 million was senior debt, €2,487 million was covered bonds and  €10,152 million were TLAC (Total Loss Absorbing Capacity) eligible instruments of which €7,647 million was senior non-preferred, €1,187 was subordinated debt and €1,319 million was preference shares. Maturities of medium- and long-term debt amounted to €21,757 million in the first half of 2017, of which €14,503 million was senior debt, €7,193 million was covered bonds and 61 million was subordinated debt.  Additionally, securitizations placed in the market amounted to €4,152 million and maturities followed a similar pattern.

In short, all these actions have contributed to strengthen the Group’s balance sheet and capital base and helped to maintain an appropriate liquidity position.

The main aspects in relation to structural management of liquidity during the first half of 2017 were:

▪

Adequate position of structural liquidity. We are essentially a retail bank. Therefore, customer deposits are the main source of funds in our financing structure. These deposits, together with capital and similar instruments, enable us to address most of the Group’s liquidity needs.

Diversification of markets and instruments to obtain liquidity. We have an active presence in several wholesale markets, across the different countries where the Group operates. This strategy limits our dependence on specific markets and allows us to maintain a comfortable capacity of recourse to the markets.

▪

As of June 30, 2017, the balance sheet of the Group was solid, as befits the Group’s retail nature. Lending, which accounted for around 77% of net assets, was fully financed by customer deposits and medium- and long-term funding. The Group has an adequate structure of medium- and long-term issuances, well diversified by products (including, senior debt, senior non-preferred debt, covered bond, subordinated debt and preferred shares) with a moderately conservative maturity (4.7 years as of June 30, 2017). All of this results in moderate needs of recourse to short term wholesale funding at the Group level.

Most issuance activity has been concentrated on Eurozone, UK and USA’s subsidiaries since our Brazilian unit, the main contributor to Latin American issuances, has been optimizing its liquidity surplus by reducing its dependency on wholesale funding. At June 30, 2017, the Group's structural liquidity surplus stood at €139.7 billion on a consolidated basis. This surplus is based mainly on fixed income securities (€178.5 billion), equities (€21.4 billion), partially offset by short term funding balance (€23.0 billion) and net borrowed deposits from central banks and credit entities (€37.2 billion).

▪

High capacity to obtain liquidity on the balance sheet. The reserve includes deposits in central banks and cash, unencumbered sovereign debt, undrawn credit lines granted by central banks, as well as other assets eligible as collateral and other undrawn credit lines in official institutions (FHLB, etc.), all of which reinforce the solid liquidity position of the Group and its subsidiaries. As a proof of this sound and ample liquidity position, the Group as a whole exhibits a Liquidity Coverage Ratio (LCR) at 140% as of June, 2017 well above the current regulatory limit (80%) and a Net Stable Funding Ratio (NSFR) well above 100%.

▪	Access to wholesale markets for liquidity on the basis of short and long-term ratings, which remained above the sovereign debt in the three main agencies.
▪

Independence of the subsidiaries in funding within a coordinated liquidity management. The most important subsidiaries obtain their funding in wholesale markets in accordance with their needs, establishing their own liquidity and contingency plans, without recourse to lines from the parent Bank to finance their activity.

Santander Group performs a continuous internal process to ensure the adequacy of both, its liquidity position and the management, measurement, monitoring and control of its liquidity risk (Group Internal Liquidity Adequacy and Assessment Process). However, in accordance to Santander’s model for liquidity management based on autonomous subsidiaries, this adequacy assessment process in fact encompasses separate adequacy assessment processes at the subsidiary level (each of them an Internal Liquidity Adequacy and Assessment Process), which are complemented and overseen by corporate processes, governance and coordination functions.

All these processes, which are forward looking and integrated into the decision-making and management process, risk management and risk appetite, liquidity planning and overall strategy, have the ultimate objective of ensuring that Group’s entities have and will have adequate liquidity resources to meet their obligations under both normal and stressed conditions and over an appropriate set of time horizons, taking into account all material sources of liquidity risk.

Asset encumbrance

It is important to note the Group’s moderate use of assets as security for structural balance-sheet funding sources. Following the guidelines laid down by the European Banking Authority (EBA) in 2014, the concept of asset encumbrance includes both on-balance-sheet assets provided as security in transactions to obtain liquidity and off-balance-sheet assets that have been received and re-used for the same purpose, as well as other assets associated with liabilities for reasons other than funding.

The reporting of the Group information at June 30, 2017 required by the EBA is as follows:

On-balance-sheet encumbered assets

Encumbrance of collateral received

Encumbered assets and collateral received and matching liabilities

On-balance-sheet encumbered assets amounted to €352.8 billion, around two-thirds of which are loans (mortgage loans, corporate loans, etc.). Off-balance-sheet encumbered assets amounted to €79.8 billion, relating mostly to debt securities received as security in asset purchase transactions and re-used. Taken together, these two categories represent a total of €432.5 billion of encumbered assets, which give rise to €335.3 billion of associated liabilities.

At June 30, 2017, total assets encumbered in funding transactions represented almost 27.5% of the Group’s expanded balance sheet under EBA standards (total assets plus collateral received: €1,574 billion at June 2017). The increase in this ratio, compared to the figures reported in the current report on Form 6-K for the six months ended June 30, 2016 and in the 2016 Annual Report, is due to the acquisition of Banco Popular Español in June 2017, whose assets were relatively more encumbered than the rest of Santander Group, given its critical situation that eventually led to its resolution by the SRB (Single Resolution Board) and sale to Banco Santander.

Within these encumbered assets, a distinction should be made between the different sources of encumbrance and the role they play in the Group’s funding:

▪

45% of total encumbered assets relate to security provided in medium- and long-term financing transactions (with average maturity of more than one year) to fund the commercial balance-sheet activity. This places the level of “structural” asset encumbrance at 12.4% of the expanded balance sheet under EBA standards.

▪

The other 55% relate to transactions in the short-term market (with average maturity of less than one year) or to security provided in derivative transactions whose purpose is not to fund the ordinary business activity but rather to ensure efficient short-term liquidity management.

Item 7

Recent Events

Directors and Senior Management

There have been no changes in the Board of Directors of Banco Santander or in the senior management since the filing of our 2016 Form 20-F except for the following:

In March 2017, Juan Manuel San Román was appointed Chief Executive Officer of SAM Investment Holdings Limited. Previously he served as the Head of Strategic Alliances in Asset Management and Insurance division at Banco Santander, division that was discontinued.

On June 14, 2017, José María Linares joined the Group as senior executive vice president and head of Santander Global Corporate Banking after the departure of Jacques Ripoll.

Since June 26, 2017, Homaira Akbari is a member of the audit committee while Juan Miguel Villar-Mir is no longer a member. Since that date, Esther Giménez-Salinas is a member of the risk supervision, regulation and compliance committee and Juan Miguel Villar-Mir is no longer a member.

On June 26, 2017, the Board of Directors appointed Lindsey Tyler Argalas senior executive vice president of Santander Digital and Chief Digital and Innovation Officer, subject to the authorization of the supervisory authority.

On September 26, 2017, the Board of Directors, in order to provide better service to Grupo Santander's private banking customers and foster growth in the asset management business, resolved to create the Wealth Management division, which will integrate the private banking and asset management businesses. On the same date and at the proposal of the appointments committee, Víctor Matarranz was appointed head of this division, reporting directly to the CEO. Mr. Matarranz is a senior executive vice-president of the Bank and has previously held the position of senior manager of the executive chairman’s office and strategy.

The following is a summary of the relevant business experience and principal business activities of José María Linares and Lindsey Tyler Argalas:

Lindsey Tyler Argalas

Born in 1968. She served as principal of The Boston Consulting Group (BGG) (1998-2008). She also served as senior vice president and chief of staff to the CEO of Intuit, Inc. (2008-2017). In 2017 she was appointed senior executive vice president of Santander Digital and Chief Digital and Innovation Officer (this appointment is subject to regulatory authorization and other formalities).

José María Linares

Born in 1971. He served as an equity analyst in Morgan Stanley & Co, New York (1993-1994). He was a senior vice president and senior Latin America telecom equity analyst at Oppenheimer & Co, New York (1994-1997). He also served as Director, Senior Latin America TMT equity analyst at Societe Generale, New York & São Paolo (1997-1999). In 1999 he joined J.P. Morgan and in 2011 was appointed as managing director and head of Global Corporate Banking at J.P. Morgan Chase & Co (2011-2017). In 2017 he was appointed senior executive vice president of the Group and head of Global Corporate Banking.

Changes to the Bylaws and to the Rules and Regulations of the Board

On July 27, 2017, we formalized the Public Deed granted before the Notary Juan de Dios Valenzuela García under the number 2814 of his protocol, in which we amended Article 5 of the Bank’s Bylaws regarding the share capital, once the capital increase for an amount of €729,116,372.50 was executed. The public deed was registered with the Commercial Registry of Cantabria, under Volume 1132, Sheet S-1960, Page 7, registration number 3317ª.

Both documents are available on the Group’s website (www.santander.com), under the heading “Information for shareholders and investors”.

Acquisitions, Dispositions, Reorganizations and Other Recent Events

•

From December 31, 2016 to the date of filing of this report on Form 6-K, the main acquisitions or dispositions of ownership interests and other events, including on-going transactions, were as follows:

Acquisition of Banco Popular Español, S.A.

On June 7, 2017, Banco Santander acquired the entire share capital of Banco Popular in an auction in the context of a resolution plan adopted by the European Single Resolution Board (the European banking resolution authority or “SRB”) and executed by the FROB (the Spanish banking resolution authority) following a determination by the European Central Bank that Banco Popular was failing or likely to fail, in accordance with Regulation (EU) No 806/2014 of the European Parliament and of the Council of July 15, 2014, Directive 2014/59/EU of the European Parliament and of the Council of May 15, 2014 and Law 11/2015 of June 18, for the recovery and resolution of credit institutions and investment firms.

As part of the resolution action, (i) all of the ordinary shares of Banco Popular outstanding at the close of the market on June 6, 2017 and all of the newly issued shares resulting from the conversion of Banco Popular’s Additional Tier 1 capital instruments were immediately cancelled and (ii) all of Banco Popular’s Tier 2 regulatory capital instruments were converted into newly issued ordinary shares of Banco Popular, all of which were acquired by Banco Santander for a total consideration of one euro (€1).

Banco Popular is a banking group whose principal business is commercial and retail banking that focuses on small and medium-sized enterprises (“SMEs”) and self-employed individuals. It is the sixth largest banking group in Spain, based on total assets, with total consolidated assets of €147.9 billion as of December 31, 2016. According to Banco Popular’s consolidated financial statements, Banco Popular’s tangible assets amounted to €2.2 billion as of December 31, 2016, most of which were located in Spain. Of said amount, €0.8 billion corresponded to property, plant and equipment and €1.4 billion corresponded to investment properties. Banco Popular had 2,106 branch offices as of March 31, 2017, of which 1,918 were located in Spain, and the rest were located in Portugal and in the United States. We believe the integration of Banco Santander and Banco Popular will significantly reinforce the Group’s franchises in both Spain and Portugal.

In Spain, the combined business will operate under the Santander brand and one of its key strategic priorities will be to grow the SMEs franchise in Spain. We believe the transaction will improve the diversification of business lines in the country and increase exposure to historically more profitable business segments at what we believe to be a positive stage in the economic cycle.

The transaction also includes Banco Popular’s business in Portugal, which is being integrated into Santander Totta. We believe the transaction will accelerate Santander Totta’s growth and strengthen its position in the country.

The current management team of the Spain division of Banco Santander, led by its CEO, Rami Aboukhair, will manage the business resulting from the combination.

Banco Popular incurred a loss of €3.5 billion in the year ended December 31, 2016, reflecting total charges of €3.9 billion for impairment on financial assets (mainly loans) and €1.3 billion for losses on non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations (mainly real estate), both reflecting Banco Popular’s high levels of exposure to the troubled Spanish real estate sector. Banco Popular had previously experienced significant credit losses in 2012, when it reported a net loss of €2.5 billion, reflecting total impairment charges for financial assets of €4.3 billion and €0.8 billion of losses on non-current assets held for sale not classified as discontinued operations. Banco Popular experienced significant deposit losses prior to the Acquisition, and Banco Santander provided €13.0 billion of funding to Banco Popular following the Acquisition in order to enhance its liquidity.  Since the Acquisition, Banco Popular’s deposit base has begun to recover.

Banco Popular has entered in recent years into a number of joint ventures involving a significant part of its businesses. Banco Santander is in the process of assessing the strategic rationale of these joint ventures as customary following an acquisition. As a result of such assessment and the contractual terms of such joint ventures, some or all of those joint ventures may be terminated or renegotiated, which may lead, in turn, to the sale of Banco Popular’s participation or to the reinvestment in such joint ventures. In connection with such assessment process, on June 30, 2017, Banco Popular announced its decision to repurchase the 51% of the share capital of Aliseda Servicios de Gestión Inmobiliaria, S.L., a real estate servicer, which Banco Popular does not already own, for €180 million.

Additionally, Banco Santander intends to reduce the Group’s exposure to non-productive assets (e.g., real estate assets and non-performing loans) following the Acquisition. This reduction is expected to occur over a period of less than three years, but could be materially shortened if demand and market conditions so allow. In this context, on August 8, 2017, we informed that Banco Popular had executed the agreements with the Blackstone Fund for the acquisition by the fund of 51% of Banco Popular's real estate business (see below Sale of 51% of Banco Popular real estate business).

Given the urgency of the resolution process for Banco Popular Español and, hence, the celerity with which the FROB Resolution was implemented, and the entire share capital of Banco Popular was transferred to Santander, with immediate effect, the Bank did not have the opportunity to obtain, prior to the Acquisition, all of the regulatory authorizations or declarations of non-opposition that would be required in normal circumstances and not waived by the resolution regulations, or was only able to obtain provisional approval in order to take control of the group and is now expected to complete the process.

The authorizations that Banco Santander still needs to obtain at the current date in relation to the acquisition of Banco Popular are: (a) authorization from the European Central Bank to take indirect control of the significant shareholdings that the Banco Popular Group holds in the non-EU credit institutions listed below; (b) approval from the Federal Reserve Board for the acquisition of control of Banco Popular and TotalBank and from the State of Florida to indirectly acquire control of TotalBank; (c) authorization from the Bank of Portugal to take indirect control of the investment fund manager firm, Popular Gestão de Activos; and (d) authorization from Comisión Nacional Bancaria y de Valores de México and Comisión Federal de Competencia Económica de México for the acquisition of a significant stake in Banco Ve por Más, S.A. de C.V. and its subsidiaries.

Capital increase

On July 3, 2017, as a result of the acquisition of Banco Popular and in order to reinforce and optimize our equity structure to adequately cover the aforementioned acquisition, we announced that the executive committee of Banco Santander, S.A. agreed to increase its share capital by a nominal amount of €729,116,372.50 by issuing 1,458,232,745 new ordinary shares, of the same class and series as the shares currently outstanding, and with pre-emptive subscription rights for shareholders.

The issue of new shares was carried out at their nominal value of fifty euro cents (0.50 €) plus an issue premium of €4.35 per share, so that the total value of the issuance of new shares is €4.85 per share and the total effective amount of the capital increase (including nominal value and issue premium) is €7,072,428,813.25.

This capital increase was fully subscribed and paid on the terms and conditions set forth in the prospectus of the transaction published on July 4, 2017 at the Comisión Nacional del Mercado de Valores (CNMV). On July 28, 2017, the CNMV confirmed that the applicable requirements for the listing of the 1,458,232,745 new shares with a nominal value of fifty euro cents each resulting from the capital increase were met and the Spanish Stock Exchanges Governing Bodies approved the admission to listing of the new shares. The new shares were listed on the Madrid, Barcelona, Bilbao and Valencia Stock Exchanges through the Spanish Automated Quotation System (Mercado Continuo) on July 31, 2017.

On August 4, 2017 we paid the first interim dividend against 2017 profit. This dividend was paid for the gross amount of €0.06 per share. Holders of the new shares issued in connection with the capital increase were entitled to the aforementioned interim dividend.

Fidelity Action

On July 13, 2017 Banco Santander, S.A. and Banco Popular informed that they had decided to launch a compensation action aimed at building loyalty among their network retail clients affected by Banco Popular´s resolution (The “Fidelity Action”).

By virtue of the Fidelity Action, those clients who meet certain conditions and who have been affected by the resolution of Banco Popular will be able to receive, without any payment on their part, tradable securities issued by Banco Santander for a nominal value up to the investment in shares or certain subordinated bonds of Banco Popular (with certain limits) that they held as of the date of the resolution of Banco Popular. In order to benefit from such action, it will be necessary for the client to waive legal actions against the Group.

The Fidelity Action will be done through the delivery to the client of contingent redeemable perpetual bonds (“The Fidelity Bonds”). The Fidelity Bonds will accrue a discretional, non-cumulative cash coupon, payable quarterly in arrears.

The Fidelity Bonds are perpetual securities; however, it will be possible to totally redeem them by decision of Banco Santander, with the prior authorization of the European Central Bank, in any of the payment dates of the coupon, after seven years from their issuance.

It is estimated that the maximum principal amount of the Fidelity Bonds will be approximately €980 million, even if, the maximum cost arising from the Fidelity Action at the time that it is granted is estimated in approximately €680 million (see Note 2 to our consolidated financial statements).

On September 12, 2017, we informed that the Fidelity Bonds had been approved by the Spanish Securities Market Commission and registered in its official records. The Offer acceptance period goes from September 13, 2017 until December 7, 2017.

Sale of 51% of Banco Popular real estate business

On August 8, 2017, we informed that Banco Popular had executed agreements with the Blackstone Group International Partners LLP (“Blackstone”) for the acquisition by the Blackstone fund of 51% of, and hence the assignment of control over, Banco Popular's non-performing real estate business (the “Business”), which comprises the portfolio of repossessed properties, non-performing loans relating to the real estate sector and other assets related to these activities (including some of deferred tax assets) owned by Banco Popular and its affiliates as at certain dates (either March 31 or April 30, 2017) (the “Transaction”).

The agreements were entered into following receipt of the European Commission’s unconditional authorization of the acquisition of Banco Popular by Banco Santander for the purposes of competition law.

Closing of the Transaction will involve the creation of a company to which Banco Popular will transfer the Business (with an aggregate gross book value of approximately €30 billion) and 100% of the share capital of Aliseda Servicios de Gestión Inmobiliaria, S.L. (“Aliseda”). The valuation attributed to the Spanish assets of the Business (real estate, loans and tax assets, not including Aliseda) is approximately €10 billion and is subject to final determination based on the assets remaining within the Business at closing and the integration of Aliseda. From closing, Blackstone will undertake the management of the Business.

Closing is expected to occur in the first quarter of 2018 once all of the conditions to the Transaction, including the relevant regulatory authorizations and other customary conditions, have been satisfied.

The Transaction will result in the deconsolidation of the Business from the balance sheets of Banco Popular and Banco Santander, with no effect on P&L, and it is estimated that it will have a positive impact of 12 basis points in the capital (CET 1, "fully loaded") of Santander Group. Moreover, the capital consumption of 5 basis points which would result from the purchase of a 51% interest in Aliseda by Banco Popular will be released.

Perpetual preferred securities contingently convertible

On April 18, 2017 the Group issued Perpetual preferred securities contingently convertible (PCCS) amounting to €750 million. The issue was made at par and its remuneration has been set as 6.75% on an annual basis for the first five years.

Agreement concerning Santander Asset Management

On November 16, 2016, following the discontinuation agreed with the Unicredit Group on July 27, 2016 with regard to the merger project between Santander Asset Management and Pioneer Investments, we announced that we had reached an agreement with Warburg

Pincus (“WP”) and General Atlantic (“GA”) whereby we will purchase the remaining 50% stake held by the companies in Santander Asset Management, thus making it again a wholly-owned Santander Group company.

As part of this operation, Santander, WP and GA agreed to explore a number of alternatives for the disposal of stakes in Allfunds Bank, S.A. (“Allfunds Bank”), and these included a possible sale or an initial public offering. On March 7, 2017, we announced that, with our partners at Allfunds Bank, we had reached an agreement to sell 100% of Allfunds Bank to funds affiliated with Hellman & Friedman, a venture capital fund, and the Singapore sovereign wealth fund (GIC, Government of Singapore Investment Corporation).

We estimate a consideration of approximately €470 million from the sale of our 25% proportionate stake in Allfunds Bank, which implies a net capital gain of around €300 million. We believe that at year-end 2017 the capital consumption (core equity tier 1) of the sale of Allfunds together with the purchase of the 50% of Santander Asset Management not already owned by Santander will be approximately 11 basis points. Both operations are subject to the corresponding regulatory permits and approvals being secured.

Purchase of shares to DDFS LLC in Santander Consumer USA (SCUSA)

On July 3, 2015, we announced that we had reached an agreement to purchase the 9.65% ownership interest held by DDFS LLC in SCUSA. Following this transaction, which is subject to the obtainment of the relevant regulatory authorizations, we will have an ownership interest of approximately 68.33% in SCUSA.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table shows the repurchases of shares made by the Bank or any of its affiliates during the first six months of 2017:

			(c) Total number of shares (or	(d) Maximum number (or
	(a) Total number of	(b) Average price	units) purchased as part of	approximate dollar value) of shares
	shares -or units	paid per share (or	publicly announced plans or	(or units) that may yet be purchased
2017	purchased	unit) in euros	programs	under the plans or programs
January	12,736,446	4.97	―	―
February	13,064,737	5.13	―	―
March	48,870,947	5.64	―	―
April	31,243,628	4.51	―	―
May	27,800,927	5.92	―	―
June	10,225,022	5.90	―	―
Total	143,941,707

During the first six months of 2017, all purchases and sales of equity securities were made in open-market transactions.

Item 8

Exhibits

Exhibit Number	Description
1.1	English translation of the Bylaws (Estatutos) of Banco Santander, S.A.
7.1	Ratios of earnings to fixed charges

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 6-K and that it has duly caused and authorized the undersigned to sign this report on its behalf.

BANCO SANTANDER, S.A.

By:	/s/ José G. Cantera
Name:	José G. Cantera
Title:	Chief Financial Officer

Date: October 5, 2017

INDEX TO FINANCIAL STATEMENTS

(a)Index to Financial Statements

SANTANDER GROUP

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS AS AT JUNE 30, 2017 AND DECEMBER 31, 2016

(Millions of euros)

ASSETS	Note	06-30-2017	12-31-2016

CASH, CASH BALANCES AT CENTRAL BANKS AND OTHERS DEPOSITS ON DEMAND		83,691	76,454

FINANCIAL ASSETS HELD FOR TRADING	5	132,348	148,187
Memorandum items: lent or delivered as guarantee with disposal or pledge rights		40,146	38,145

FINANCIAL ASSETS DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS	5	41,398	31,609
Memorandum items: lent or delivered as guarantee with disposal or pledge rights		7,082	2,025

FINANCIAL ASSETS AVAILABLE-FOR-SALE	5	143,561	116,774
Memorandum items: lent or delivered as guarantee with disposal or pledge rights		44,630	23,980

LOANS AND RECEIVABLES	5	908,053	840,004
Memorandum items: lent or delivered as guarantee with disposal or pledge rights		11,052	7,994

INVESTMENTS HELD-TO-MATURITY	5	13,789	14,468
Memorandum items: lent or delivered as guarantee with disposal or pledge rights		7,081	2,489

HEDGING DERIVATIVES		9,496	10,377

CHANGES IN THE FAIR VALUE OF HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK		1,419	1,481

INVESTMENTS		6,787	4,836
Joint ventures		2,586	1,594
Associated companies		4,201	3,242

REINSURANCE ASSETS		342	331

TANGIBLE ASSETS	7	22,796	23,286
Property, plant and equipment		20,567	20,770
For own-use		8,267	7,860
Leased out under an operating lease		12,300	12,910
Investment property		2,229	2,516
Of which Leased out under an operating lease		1,358	1,567
Memorandum items:acquired in financial lease		88	115

INTANGIBLE ASSETS	8	28,628	29,421
Goodwill		26,070	26,724
Other intangible assets		2,558	2,697

TAX ASSETS		30,743	27,678
Current tax assets		6,183	6,414
Deferred tax assets		24,560	21,264

OTHER ASSETS		10,032	8,447
Insurance contracts linked to pensions		423	269
Inventories		1,127	1,116
Other		8,482	7,062

NON-CURRENT ASSETS HELD FOR SALE	6	12,177	5,772

TOTAL ASSETS		1,445,260	1,339,125

The accompanying explanatory Notes 1 to 17 are an integral part of the condensed consolidated balance sheet as at June 30, 2017.

SANTANDER GROUP

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS AS AT JUNE 30, 2017 AND DECEMBER 31, 2016

(Millions of euros)

LIABILITIES	Note	06-30-2017	12-31-2016

FINANCIAL LIABILITIES HELD FOR TRADING	9	96,137	108,765

FINANCIAL LIABILITIES DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS	9	53,788	40,263
Memorandum items: subordinated liabilities		—	—

FINANCIAL LIABILITIES AT AMORTIZED COST	9	1,148,471	1,044,240
Memorandum items: subordinated liabilities		21,058	19,902

HEDGING DERIVATIVES		7,638	8,156

CHANGES IN THE FAIR VALUE OF HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK		350	448

LIABILITIES UNDER INSURANCE CONTRACT		1,693	652

PROVISIONS		15,877	14,459
Pensions and other post-retirement obligations	10	6,830	6,576
Other long term employee benefits	10	1,497	1,712
Taxes and other legal contingencies	10	3,742	2,994
Contingent liabilities and commitments		645	459
Other provisions	10	3,163	2,718

TAX LIABILITIES		8,863	8,373
Current tax liabilities		2,764	2,679
Deferred tax liabilities		6,099	5,694

OTHER LIABILITIES		11,488	11,070

LIABILITIES ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE		—	—

TOTAL LIABILITIES		1,344,305	1,236,426

SHAREHOLDERS´ EQUITY	11	107,564	105,977

CAPITAL		7,291	7,291
Called up paid capital		7,291	7,291
Unpaid capital which has been called up		—	—
Memorandum items: uncalled up capital		—	—
SHARE PREMIUM		44,912	44,912
EQUITY INSTRUMENTS ISSUED OTHER THAN CAPITAL		—	—
Equity component of compound financial instruments		—	—
Other equity instruments		—	—
OTHER EQUITY		154	240
ACCUMULATED RETAINED EARNINGS		53,556	49,953
REVALUATION RESERVES		—	—
OTHER RESERVES		(1,062)	(949)
(-) OWN SHARES		(28)	(7)
PROFIT ATTRIBUTABLE TO SHAREHOLDERS OF THE PARENT		3,616	6,204
(-) INTERIM DIVIDENDS	3	(875)	(1,667)

OTHER COMPREHENSIVE INCOME		(18,797)	(15,039)

ITEMS NOT RECLASSIFIED TO PROFIT OR LOSS		(3,869)	(3,933)
Actuarial gains or (-) losses on defined benefit pension plans	11	(3,867)	(3,931)
Non-current assets classified as held for sale		—	—
Other recognized income and expense of investments in subsidiaries, joint ventures and associates		(2)	(2)
Other valuation adjustments		—	—

ITEMS THAT MAY BE RECLASSIFIED TO PROFIT OR LOSS		(14,928)	(11,106)
Hedge of net investments in foreign operations (Effective portion)	11	(4,615)	(4,925)
Exchange differences	11	(12,381)	(8,070)
Hedging derivatives. Cash flow hedges (Effective portion)		251	469
Available-for-sale financial assets	11	2,010	1,571
Debt instruments		930	423
Equity instruments		1,080	1,148
Non-current assets classified as held for sale		—	—
Other recognized income and expense of investments in subsidiaries, joint ventures and associates		(193)	(151)

NON-CONTROLLING INTEREST		12,188	11,761
Other comprehensive income		(1,113)	(853)
Others items		13,301	12,614

EQUITY		100,955	102,699
TOTAL EQUITY AND LIABILITIES		1,445,260	1,339,125
MEMORANDUM ITEMS	14
CONTINGENT LIABILITIES		48,167	44,434
CONTINGENT COMMITMENTS		256,617	231,962

The accompanying explanatory Notes 1 to 17 are an integral part of the condensed consolidated Balance sheet as at June 30, 2017.

SANTANDER GROUP

UNAUDITED CONDENSED CONSOLIDATED INCOME STATEMENTS

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2017 AND 2016

(Millions of euros)

		(Debit) Credit
	Note	01-01-2017 - 06-30-2017	01-01-2016 - 06-30-2016
Interest income		28,632	27,032
Interest expense		(11,624)	(11,838)
Interest income/ (charges)		17,008	15,194
Dividend income		279	253
Income from companies accounted for using the equity method		293	195
Commission income		7,261	6,275
Commission expense		(1,501)	(1,329)
Gain or losses on financial assets and liabilities not measured at fair value through profit or loss, net		276	734
Gain or losses on financial assets and liabilities held for trading, net		1,055	753
Gain or losses on financial assets and liabilities measured at fair value through profit or loss, net		(47)	422
Gain or losses from hedge accounting, net		(8)	14
Exchange differences, net		(416)	(672)
Other operating income		807	1,150
Other operating expenses		(944)	(1,160)
Income from assets under insurance and reinsurance contracts		1,378	1,024
Expenses from liabilities under insurance and reinsurance contracts		(1,361)	(988)
Total income		24,080	21,865
Administrative expenses		(9,897)	(9,204)
Personnel expenses		(5,855)	(5,395)
Other general administrative expenses		(4,042)	(3,809)
Depreciation and amortization		(1,294)	(1,181)
Provisions or reversal of provisions, net		(1,377)	(1,570)
Impairment or reversal of impairment at financial assets not measured at fair value through profit or loss, net	5	(4,713)	(4,647)
Financial assets measured at cost		(7)	(2)
Financial assets available-for-sale		—	—
Loans and receivables		(4,706)	(4,645)
Held-to-maturity investments		—	—
Impairment of investments in subsidiaries, joint ventures and associates, net		—	(8)
Impairment on non-financial assets, net		(97)	(30)
Tangible assets		(28)	(18)
Intangible assets		(40)	—
Others		(29)	(12)
Gain or losses on non-financial assets and investments, net		26	27
Gains or losses on non-current assets held for sale not classified as discontinued operations	6	(143)	(40)
Operating profit/ loss before tax		6,585	5,212
Tax expense or income from continuing operations		(2,254)	(1,642)
Profit from continuing operations		4,331	3,570
Profit or loss after tax from discontinued operations		—	—
Profit for the period		4,331	3,570
Profit attributable to non-controlling interests		715	659
Profit attributable to the parent		3,616	2,911
Earnings per share:	3
Basic		0.24	0.19
Diluted		0.24	0.19

The accompanying explanatory Notes 1 to 17 are an integral part of the condensed consolidated income statement for the six-month period ended June 30, 2017.

SANTANDER GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF RECOGNIZED INCOME AND EXPENSE

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2017 AND 2016
(Millions of euros)

	Note	01-01-2017 - 06-30-2017	01-01-2016 - 06-30-2016

CONSOLIDATED PROFIT FOR THE PERIOD		4,331	3,570

OTHER RECOGNIZED INCOME AND EXPENSE		(4,018)	(467)
Items that will not be reclassified to profit or loss		74	(509)
Actuarial gains and losses on defined benefit pension plans	11	35	(729)
Non-current assets held for sale		—	—
Other recognized income and expense of investments in subsidiaries, joint ventures and associates		—	—
Other valuation adjustments		—	—
Income tax relating to items that will not be reclassified to profit or loss		39	220
Items that may be reclassified to profit or loss		(4,092)	42
Hedges of net investments in foreign operations (Effective portion)	11	310	(399)
Revaluation gains (losses)		310	(400)
Amounts transferred to income statement		—	1
Other reclassifications		—	—
Exchanges differences	11	(4,626)	(678)
Revaluation gains (losses)		(4,626)	(672)
Amounts transferred to income statement		—	(6)
Other reclassifications		—	—
Cash flow hedges (Effective portion)		(321)	867
Revaluation gains (losses)		353	5,069
Amounts transferred to income statement		(674)	(4,202)
Transferred to initial carrying amount of hedged items		—	—
Other reclassifications		—	—
Financial assets available-for-sale	11	731	883
Revaluation gains (losses)		1,041	1,631
Amounts transferred to income statement		(310)	(748)
Other reclassifications		—	—
Non-current assets held for sale		—	—
Revaluation gains (losses)		—	—
Amounts transferred to income statement		—	—
Other reclassifications		—	—
Share of other recognized income and expense of investments		(42)	49
Income tax relating to items that may be reclassified to profit or loss		(144)	(680)
Total recognized income and expenses		313	3,103
Attributable to non-controlling interests		455	857
Attributable to the parent		(142)	2,246

The accompanying explanatory Notes 1 to 17 are an integral part of the condensed consolidated statement of recognized income and expense for the six-month period ended June 30, 2017.

SANTANDER GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2017 AND 2016
(Millions of euros)

									Profit			Non-Controlling interest
	Capital	Share premium	Other instruments (not capital)	Other equity instruments	Accumulated retained earnings	Revaluation reserves	Other reserves	(-) Own shares	Attributable to shareholders of the parent	(-) Interim dividends	Other comprehensive income	Other comprehensive income	Others items	Total
Balance as at 12/31/2016	7,291	44,912	—	240	49,953	—	(949)	(7)	6,204	(1,667)	(15,039)	(853)	12,614	102,699
Adjustments due to errors	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Adjustments due to changes in accounting policies	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Adjusted balance as at 12/31/2016	7,291	44,912	—	240	49,953	—	(949)	(7)	6,204	(1,667)	(15,039)	(853)	12,614	102,699
Total recognized income and expense	—	—	—	—	—	—	—	—	3,616	—	(3,758)	(260)	715	313
Other changes in equity	—	—	—	(86)	3,603	—	(113)	(21)	(6,204)	792	—	—	(28)	(2,057)
Issuance of ordinary shares	—	—	—	—	—	—	—	—	—	—	—	—	2	2
Issuance of preferred shares	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Issuance of other financial instruments	—	—	—	—	—	—	—	—	—	—	—	—	592	592
Maturity of other financial instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Conversion of financial liabilities into equity	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Capital reduction	—	—	—	—	—	—	—	—	—	—	—	—	(10)	(10)
Dividends	—	—	—	—	(802)	—	—	—	—	(875)	—	—	(376)	(2,053)
Purchase of equity instruments	—	—	—	—	—	—	—	(772)	—	—	—	—	—	(772)
Disposal of equity instruments	—	—	—	—	—	—	25	751	—	—	—	—	—	776
Transfer from equity to liabilities	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Transfer from liabilities to equity	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Transfers between equity items	—	—	—	—	4,405	—	132	—	(6,204)	1,667	—	—	—	—
Increases (decreases) due to business combinations	—	—	—	—	—	—	—	—	—	—	—	—	11	11
Share-based payment	—	—	—	(62)	—	—	—	—	—	—	—	—	21	(41)
Others increases or (-) decreases of the equity	—	—	—	(24)	—	—	(270)	—	—	—	—	—	(268)	(562)
Balance at 06/30/2017	7,291	44,912	—	154	53,556	—	(1,062)	(28)	3,616	(875)	(18,797)	(1,113)	13,301	100,955

The accompanying explanatory Notes 1 to 17 are an integral part of the condensed consolidated statement of changes in total equity for the six-month period ended June 30, 2017.

SANTANDER GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2017 AND 2016
(Millions of euros)

									Profit			Non-Controlling interest
	Capital	Share premium	Other instruments (not capital)	Other equity instruments	Accumulated retained earnings	Revaluation reserves	Other reserves	(-) Own shares	Attributable to shareholders of the parent	(-) Interim dividends	Other comprehensive income	Other comprehensive income	Others items	Total
Balance as at 12/31/2015	7,217	45,001	—	214	46,429	—	(669)	(210)	5,966	(1,546)	(14,362)	(1,227)	11,940	98,753
Adjustments due to errors	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Adjustments due to changes in accounting policies	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Adjusted balance as at 12/31/2015	7,217	45,001	—	214	46,429	—	(669)	(210)	5,966	(1,546)	(14,362)	(1,227)	11,940	98,753
Total recognized income and expense	—	—	—	—	—	—	—	—	2,911	—	(665)	198	659	3,103
Other changes in equity	—	—	—	25	3,531	—	(38)	20	(5,966)	752	—	—	166	(1,510)
Issuance of ordinary shares	—	—	—	—	—	—	—	—	—	—	—	—	532	532
Issuance of preferred shares	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Issuance of other financial instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Maturity of other financial instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Conversion of financial liabilities into equity	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Capital reduction	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Dividends	—	—	—	—	(722)	—	—	—	—	(794)	—	—	(420)	(1,936)
Purchase of equity instruments	—	—	—	—	—	—	—	(760)	—	—	—	—	—	(760)
Disposal of equity instruments	—	—	—	—	—	—	(11)	780	—	—	—	—	—	769
Transfer from equity to liabilities	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Transfer from liabilities to equity	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Transfers between equity items	—	—	—	—	4,253	—	167	—	(5,966)	1,546	—	—	—	—
Increases (decreases) due to business combinations	—	—	—	—	—	—	—	—	—	—	—	—	149	149
Share-based payment	—	—	—	(55)	—	—	—	—	—	—	—	—	—	(55)
Others increases or (-) decreases of the equity	—	—	—	80	—	—	(194)	—	—	—	—	—	(95)	(209)
Balance at 06/30/2016	7,217	45,001	—	239	49,960	—	(707)	(190)	2,911	(794)	(15,027)	(1,029)	12,765	100,346

The accompanying explanatory Notes 1 to 17 are an integral part of the condensed consolidated statement of changes in total equity for the six-month period ended June 30, 2017.

SANTANDER GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2017 AND 2016
(Millions of euros)

	Note	06/30/2017	06/30/2016

A. CASH FLOWS FROM OPERATING ACTIVITIES		12,171	(6,301)
Consolidated Profit for the period		4,331	3,570
Adjustments made to obtain the cash flows from operating activities		12,047	9,649
Depreciation and amortization cost		1,294	1,181
Other adjustments		10,753	8,468
Net increase/(decrease) in operating assets:		14,923	38,536
Financial assets held-for-trading		(15,510)	15,836
Financial assets at fair value through profit or loss		9,160	(1,620)
Financial assets Available-for-sale		10,870	(7,184)
Loans and receivables		11,968	31,427
Other operating assets		(1,565)	77
Net increase/(decrease) in operating liabilities:		12,413	19,593
Liabilities held-for-trading financial		(12,291)	17,250
Financial liabilities designated at fair value through profit or loss		13,244	(5,442)
Financial liabilities at amortized cost		10,419	10,750
Other operating liabilities		1,041	(2,965)
Income tax recovered/(paid)		(1,697)	(577)
B. CASH FLOWS FROM INVESTING ACTIVITIES		(2,040)	(2,519)
Payments:		4,793	4,529
Tangible assets	7	3,854	3,556
Intangible assets		719	814
Investments		—	5
Subsidiaries and other business units		220	154
Non-current assets held for sale and associated liabilities		—	—
Held-to-maturity investments		—	—
Other payments related to investing activities		—	—
Proceeds:		2,753	2,010
Tangible assets	7	2,015	1,354
Intangible assets		—	—
Investments		100	118
Subsidiaries and other business units		—	80
Non-current assets held for sale and associated liabilities	6	603	455
Held-to-maturity investments		35	3
Other proceeds related to investing activities		—	—
C. CASH FLOW FROM FINANCING ACTIVITIES		(121)	(787)
Payments:		3,300	3,087
Dividends	3	1,604	1,444
Subordinated liabilities		432	408
Redemption of own equity instruments		—	—
Acquisition of own equity instruments		772	760
Other payments related to financing activities		492	475
Proceeds:		3,179	2,300
Subordinated liabilities		1,800	1,541
Issuance of own equity instruments	11	—	—
Disposal of own equity instruments		787	759
Other proceeds related to financing activities		592	—
D. EFFECT OF FOREIGN EXCHANGE RATE CHANGES		(2,773)	(2,776)
E. NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS		7,237	(12,383)
F. CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD		76,454	77,751
G. CASH AND CASH EQUIVALENTS AT END OF PERIOD		83,691	65,368

COMPONENTS OF CASH AND CASH EQUIVALENTS AT END OF PERIOD
Cash		6,881	6,656
Cash equivalents at central banks		62,909	45,907
Other financial assets		13,901	12,805
Less: Bank overdrafts refundable on demand		—	—
TOTAL CASH AND CASH EQUIVALENTS AT END OF PERIOD		83,691	65,368
In which: restricted cash		—	—

The accompanying explanatory Notes 1 to 17 are an integral part of the condensed consolidated statement of cash flows for the six-month period ended June 30, 2017.

Banco Santander, S.A. and Companies composing Santander Group

Explanatory Notes to the interim condensed consolidated financial statements for the six-month period ended June 30, 2017

1.    Introduction, basis of presentation of the interim condensed consolidated financial statements and other information

a)Introduction

Banco Santander, S.A. (“the Bank” or “Banco Santander”) is a private-law entity subject to the rules and regulations applicable to banks operating in Spain.

In addition to the operations carried on directly by it, the Bank is the head of a group of subsidiaries that engage in various business activities and which compose, together with it, Santander Group (“the Group” or “Santander Group”).

b)Basis of presentation of the interim financial statements

Under Regulation (EC) no. 1606/2002 of the European Parliament and of the Council of July 19, 2002, all companies governed by the law of an EU Member State and whose securities are admitted to trading on a regulated market of any Member State must prepare their consolidated financial statements for the years beginning on or after January 1, 2005 in accordance with the International Financial Reporting Standards (“IFRSs”) previously adopted by the European Union (“EU - IFRSs”). In order to adapt the accounting system of Spanish credit institutions to the aforementioned standards, the Bank of Spain issued Circular 4/2004, of December 22, on Public and Confidential Financial Reporting Rules and Formats.

The Group’s consolidated financial statements for 2016 were authorized by the Bank’s directors (at the board of directors meeting on February 21, 2017) in accordance with EU - IFRS, an with Bank of Spain Circular 4/2004, and with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB - IFRSs) and together with IFRS adopted by the European Union, “IFRS”, using the basis of consolidation, accounting policies and measurement bases described in Note 2 to the aforementioned consolidated financial statements and, accordingly, they presented fairly the Group’s consolidated equity and consolidated financial position at December 31, 2016 and the consolidated results of its operations, the consolidated recognized income and expense, the changes in consolidated equity and the consolidated cash flows in 2016.

These interim financial statements were prepared and are presented in accordance with IAS 34, Interim Financial Reporting, for the preparation of interim condensed financial statements, in conformity with Article 12 of Royal Decree 1362/2007, and taking into account the requirements of Circular 5/2015, of October 28, of the Spanish National Securities Market Commission (“CNMV”), which modified Circular 1/2008.

In accordance with IAS 34, the interim financial report is intended only to provide an update on the content of the latest annual consolidated financial statements authorized for issue, focusing on new activities, events and circumstances occurring during the first half, and does not duplicate information previously reported in the latest approved annual consolidated financial statements. Consequently, these interim financial statements do not include all the information that would be required for a complete set of consolidated financial statements prepared in accordance with IFRSs and, accordingly, for a proper comprehension of the information included in these interim financial statements, they should be read together with the Group’s consolidated financial statements for the year ended December 31, 2016.

The accounting policies and methods used in preparing these interim financial statements are the same as those applied in the consolidated financial statements for 2016, taking into account that no new standards and interpretations came into effect for the Group during the six month period ended June 30, 2017.

IFRS 9

The effective date of IFRS 9 is January 1, 2018.

In relation with the first application of this new accounting standard, the Group previously disclosed in the 2016 annual financial statements the main changes introduced by this new international accounting standard as well as the progress and major milestones reached so far in connection with its implementation plan.

This note includes an update on the major milestones reached and events occurred since the information included in the 2016 annual financial statements.

As of June 30, 2017, the work conducted by the Group includes the review of the financial instruments affected by the classification and measurement requirements of IFRS 9 and the development of an impairment methodology in order to support the calculation of the provision for expected credit losses.

-     The Group has elaborated the main accounting policy standards and methodology framework that are being used as a reference for the implementation developments conducted by the different local units.

-     In terms of the status of classification and measurement:

-      Since 2016, the Group has been carrying out an analysis on their investment portfolio, with a main focus on those products that may cause a material change in the applicable accounting methodology, motivated by both, the relevant business model and the non-  compliance of the Solely Payment of Principal and Interest test (“SPPI test”).

-     Additionally, based on information available in 2017, the Group is completing the mentioned analysis and reviewing acquisitions of financial instruments during this period of time, analyzing its asset management strategies (identifying the corresponding business models) as well as extending the investment portfolio review. This analysis is currently underway, with each geographical location presenting different stages of completion.

-      At the present time, key local units of the Group have completed, at least, the development of core portfolio impairment models, whereas some of these geographical locations have developed impairment methodologies for the whole portfolio. This degree of implementation of the impairment methodologies is enabling to:

-   Analyze the causes of the impact on all portfolios and the impact on each principal geographical areas of the Group.

-   Consolidate the impact at the Group level.

-      Derived from the information mentioned above, the Group will formally begin, as included in the implementation plan, the model validation of provisions under IFRS 9. The mentioned estimation will be conducted independently from the non- regulated consolidated validation that was already being carried out for monitoring, behavior understanding and adjustment purposes.

-      Based on the preliminary results obtained in the calculation of the impairment so far, the Group has met the information requirements included in the second Quantitative Impact Study (QIS) of the European Banking Authority (EBA).

-     The governance process of the development, validation and approval of the models is now underway after the commencement of the validation work of the first models by both, Internal Corporate Validation team and the Internal Validation units of the countries that rely on.

-     Given the importance of the control environment of the processes, progress has been made on the corporate elaboration of the governance model in relation with the calculation of provisions, making a first design of the controls to be included in the new developments carried out in the implementation of the new standard.

-      Finally, as disclosed in the note 1.h, the Business Unit in Spain has included in the implementation plan the analysis and adaptation of the methodology of IFRS 9 developed by Banco Popular Español, S.A. (hereinafter, Banco Popular) order to be compliant with the Group standards.

c)    Use of estimates

The consolidated results and the determination of consolidated equity are sensitive to the accounting policies, measurement bases and estimates used by the directors of the Bank in preparing the interim financial statements. The main accounting policies and measurement bases are set forth in Note 2 to the consolidated financial statements for 2016.

The interim financial statements contain estimates made by the senior management of the Bank and of the consolidated entities in order to quantify certain of the assets, liabilities, income, expenses and obligations reported herein. These estimates, which were made on the basis of the best information available, relate basically to the following:

1.    The income tax expense, which, in accordance with IAS 34, is recognized in interim periods based on the best estimate of the weighted average tax rate expected by the Group for the full financial year;

2.    The impairment losses on certain assets – available – for - sale financial assets, loans and receivables, non-current assets held for sale, investments in subsidiaries, joint ventures and associates, tangible assets and intangible assets;

3.    The assumptions used in the calculation of the post-employment benefit liabilities and commitments and other obligations;

4.    The useful life of the tangible and intangible assets;

5.    The measurement of goodwill arising on consolidation;

6.    The calculation of provisions and the consideration of contingent liabilities;

7.    The fair value of certain unquoted assets and liabilities;

8.    The recoverability of deferred tax assets; and

9.    The fair value of the identifiable assets acquired and the liabilities assumed in business combinations in accordance with IFRS 3.

In the six-month period ended June 30, 2017 there were no significant changes in the estimates made at the 2016 year-end other than those indicated in these interim financial statements.

d)    Contingent assets and liabilities

Note 2.o to the Group’s consolidated financial statements for the year ended December 31, 2016 includes information on the contingent assets and liabilities at that date. There were no significant changes in the Group’s contingent assets and liabilities from December 31, 2016 to the date of formal preparation of these interim financial statements.

e)     Comparative information

In order to interpret the changes in the balances with respect to December 31, 2016, it is necessary to take into consideration the exchange rate effect arising from the volume of foreign currency balances held by the Group in view of its geographic diversity (see Note 51.b to the consolidated financial statements for the year ended December 31, 2016) and the impact of the appreciation/depreciation of the various currencies against the euro in the first six months of 2017, considering the exchange rates at the end of the first six months of 2017: Mexican peso (5.77%), US dollar (-7.63%), Brazilian real (-8.76%), pound sterling (-2.63%), Chilean peso (-6.59%) and Polish zloty (4.36%), as well as the evolution of the comparable average exchange rates: Mexican peso (-4.02%), US dollar (3.08%), Brazilian real (19.86%), pound sterling (-9.52%), Chilean peso (7.69%) and Polish zloty (2.33%).

In addition, it is necessary to take into consideration the impact of the acquisition of Banco Popular (see Note 2) on the comparability of the figures, especially for the comparability of the consolidated balance sheets .

f)     Seasonality of the Group’s transactions

The business activities carried on by the Group entities, their transactions are not cyclical or seasonal in nature. Therefore, no specific disclosures are included in these explanatory notes to the condensed consolidated financial statements for the six month period ended June 30, 2017.

g)    Materiality

In determining the note disclosures to be made on the various items in the interim financial statements or other matters, the Group, in accordance with IAS 34, took into account their materiality in relation to the interim financial statements for the six month period ended June 30, 2017.

h)    Events after the reporting period.

From July 1, 2017 to the date on which the interim financial statements for the six month period ended June 30, 2017 were authorized for issue, the following significant events occurred at Santander Group:

-     As a result of the acquisition of Banco Popular described in Note 2, and in order to reinforce and optimize the Group´s equity structure to adequately cover the aforementioned acquisition, the Group, on July 3, 2017 has informed that the executive committee of Banco Santander, S.A. has agreed to increase its share capital by a nominal amount of EUR 729,116,372.50 by issuing 1,458,232,745 new ordinary shares, of the same class and series as the shares currently outstanding, and with preemptive subscription rights for shareholders.

The issue of new shares was carried out at their nominal value of fifty euro cents (0.50 €) plus an issue premium of EUR 4.35 per share, so that the total value of the issuance of new shares is EUR 4.85 per share and the total effective amount of the capital increase (including nominal value and issue premium) is EUR 7,072,428,813.25.

Each outstanding share granted its holders a preemptive subscription right, during the subscription period the took place from July 6, 2017 to July 20, 2017, which required 10 preemptive subscription rights to subscribe 1 new share.

Banco Santander entered into an underwriting agreement, for the entire capital increase, with a syndicate of credit entities, under which the increase is fully underwritten.

The capital increase was fully subscribed and paid in the terms and conditions set forth in the prospectus of the transaction published on July 4, 2017 at the CNMV.

-     On July 3, 2017 Banco Santander, S.A. announced that on August 4, 2017 we would pay the first interim dividend against 2017 profit. This dividend was paid for the gross amount of EUR 0.06 per share.

Holders of the new shares issued in connection with the capital increase were entitled to the aforementioned interim dividend.

-     On July 13, 2017 Banco Santander, S.A. and Banco Popular informed that they had decided to launch a compensation action aimed at building loyalty among their networks retail clients affected by Banco Popular´s resolution (The “ Fidelity Action”).

By virtue of the Fidelity Action, those clients that meet certain conditions and that have been affected by the resolution of Banco Popular will be able to receive, without any payment on their part, tradable securities issued by Banco Santander for a nominal value equivalent to the investment in shares or certain subordinated bonds of Banco Popular (with certain limits) that they held as of the date of the resolution of Banco Popular. In order to benefit from such action, it will be necessary for the client to waive legal actions against the Group.

The Fidelity Action will be done through the delivery to the client of contingent redeemable perpetual bonds (“The Fidelity Bonds”). The Fidelity Bonds will accrue a discretional, noncumulative cash coupon, payable quarterly in arrears.

The Fidelity Bonds are perpetual securities; however, it will be possible to totally redeem them by decision of Banco Santander, with the prior authorization of the European Central Bank, in any of the payment dates of the coupon, after seven years from their issuance.

It is expected that the Fidelity Action begins to be executed from September 2017, moment from which the recipients of the Fidelity Action will be entitled to request the delivery of the Fidelity Bonds.

The Fidelity Action is subject, in any case, to the antitrust authorities’ approval of Banco Santander’s acquisition of Banco Popular.

It is estimated that the maximum principal amount of the Fidelity Bonds will be approximately EUR 980 million, even if the maximum cost arising from the Fidelity Action at the time that it is granted is estimated in approximately EUR 680 million (see Note 2).

On September 12, 2017, we informed that the Fidelity Bonds had been approved by the Spanish Securities Market Commission and registered in its official records. The Offer acceptance period goes from September 13, 2017 until December 7, 2017.

- On August 8, 2017, we informed that Banco Popular had executed the agreements with the Blackstone Fund (“Blackstone”) for the acquisition by the fund of 51% of, and hence the assignment of control over, Banco Popular's real estate business (the “Business”), which comprises the portfolio of repossessed properties, non-performing loans relating to the real estate sector and other assets related to these activities (including deferred tax assets) owned by Banco Popular and its affiliates as at certain dates (either March 31 or April 30, 2017) (the “Transaction”).

The agreements were entered into following receipt of the European Commission’s unconditional authorization of the acquisition of Banco Popular by Banco Santander for the purposes of competition law.

Closing of the Transaction will involve the creation of a company to which Banco Popular will transfer the Business (with an aggregate gross book value of approximately €30 billion) and 100% of the share capital of Aliseda Servicios de Gestión Inmobiliaria, S.A. (“Aliseda”). The valuation attributed to the Spanish assets of the Business (real estate, loans and tax assets, not including Aliseda) is approximately €10 billion and is subject to final determination based on the assets remaining within the Business at closing and the integration of Aliseda. From closing, Blackstone will undertake the management of the Business.

Closing is expected to occur in the first quarter of 2018 once all of the conditions to the Transaction, including the relevant regulatory authorizations and other customary conditions, have been satisfied.

The Transaction will result in the deconsolidation of the Business from the balance sheets of Banco Popular and Banco Santander, with no material effect on P&L.

i)     Condensed consolidated statements of cash flows

The following terms are used in the condensed consolidated statements of cash flows with the meanings specified:

-     Cash flows: inflows and outflows of cash and cash equivalents, which are short- term, highly liquid investments that are subject to an insignificant risk of changes in value.

The Group classifies as cash and cash equivalents the balances recognized under Cash, cash and balances with central banks and other deposits on demand without restrictions in the condensed consolidated balance sheet.

-     Operating activities: the principal revenue- producing activities of credit institutions and other activities that are not investing or financing activities.

-     Investing activities: the acquisition and disposal of long- term assets and other investments not included in cash and cash equivalents.

-     Financing activities: activities that result in changes in the size and composition of the equity and liabilities that are not operating activities.

j)     Other information

Perpetual preferred securities contingently convertible

On April 18, 2017 the Group issued of Perpetual preferred securities contingently convertible (PCCS) amounting to EUR 750 million. The issue was made at par and its remuneration has been set as 6.75% on an annual basis for the first five years.

UK Referendum

On June 23, 2016, the UK held a referendum on the UK’s membership of the European Union (the EU). The result of the referendum’s vote was to leave the EU. Immediately after this result, the world and UK stock and exchange markets began a period of high volatility, including a sharp devaluation of the pound, which adds to the continuing uncertainty in relation to the departure of the United Kingdom and its future relationship with the EU.

On March 29, 2017, the UK gave notice under Article 50(2) of the Treaty on European Union of the UK’s intention to withdraw from the EU. This has triggered a two-year period of negotiation which will determine the new terms of the UK’s relationship with the EU. After that period the UK’s EU membership will cease. These negotiations are expected to run in parallel to standalone bilateral negotiations with the numerous individual countries and multilateral counterparties with which the UK currently has trading arrangements by virtue of its membership of the EU. The timing of, and process for, such negotiations and the resulting terms of the UK’s future economic, trading and legal relationships are uncertain.

Although the result does not entail any immediate change to the current operations and structure, it has caused volatility in the markets, including depreciation of the pound sterling, and is expected to continue to cause economic uncertainty which could adversely affect the results, financial condition and prospects. The terms and timing of the UK’s exit from the EU are yet to be confirmed and it is not possible to determine the full impact that the referendum, the UK’s exit from the EU and/or any related matters may have on general economic conditions in the UK (including on the performance of the UK housing market and UK banking sector) and, by extension, the impact the exit may have on the results, financial condition and prospects. Further, there is uncertainty as to whether, following exit from the EU, it will be possible to continue to provide financial services in the UK on a cross-border basis within other EU member states.

The UK political developments described above, along with any further changes in government structure and policies, may lead to further market volatility and changes in the fiscal, monetary and regulatory landscape. These developments could have a material adverse effect on financing availability and terms and, more generally, on our results, financial condition and prospects.

2.    Santander Group

Appendices I, II and III to the consolidated financial statements for the year ended December 31, 2016 provide relevant information on the Group companies at that date and on the equity-accounted companies.

Also, Note 3 to the aforementioned consolidated financial statements includes a description of the most significant acquisitions and disposals of companies performed by the Group in 2016, 2015 and 2014.

There were no significant disposals of ownership interests during the six month period ended June 30, 2017. The most significant transactions, including ongoing transactions, at June 30, 2017 are as follows:

Banco Popular Español, S.A.

On June 7, 2017 (the acquisition date), as part of its growth strategy in the markets where it is present, the Group communicated the acquisition of 100% of the share capital of Banco Popular Español, S.A. (Banco Popular) as a result of a competitive sale process organized in the framework of a resolution scheme adopted by the Single Resolution Board (“SRB”) and executed by the FROB (“Fund for Orderly Bank Restructuring” in Spanish), in accordance with Regulation (EU) 806/2014 of the European Parliament and of the Council of May 15, 2014, and Law 11/2015, of June 18, for the recovery and resolution of credit institutions and investment firms.

As part of the execution of the resolution scheme:

-      All the shares of Banco Popular outstanding at the closing of market on June 7, 2017 and all the shares resulting from the conversion of the regulatory capital instruments Additional Tier 1 issued by Banco Popular have been converted into undisposed reserves.

-     All the regulatory capital instruments Tier 2 issued by Banco Popular have been converted into newly issued shares of Banco Popular, all of which have been acquired for a total consideration of one euro by the Group.

In accordance with IFRS 3, the Group has measured the identifiable assets acquired and liabilities assumed at fair value. The fair value is provisional, according to the applicable regulations, due to the brief period from the acquisition date and its complex valuation. The detail of this provisional fair value of the identifiable assets acquired and liabilities assumed at the business combination date is as follows:

Millions
As of June 7, 2017	of euros
Cash and balances with central banks	1,861
Financial assets available-for-sale	19,043
Deposits from credit institutions	2,971
Loans and receivables (*)	82,057
Investments	1,836
Intangible assets (*)	133
Tax assets (*)	3,945
Non-current assets held for sale (*)	6,531
Other assets	6,187
Total assets	124,564
Deposits from central banks	28,845
Deposits from credit institutions	14,094
Customer deposits	62,270
Marketable debt securities and other financial liabilities	12,919
Provisions (***)	1,816
Other liabilities	4,850
Total liabilities (**)	124,794
Net assets	(230)
Purchase consideration	—
Goodwill	230

(*)     The main provisional fair value adjustments are the following:

-     Loans and receivables: In the estimation of their fair value, impairment have been considered for an approximate amount of EUR 3,239 million.

-     Foreclosed assets: The preliminary valuation, considering the sale process initiated by the company has meant a reduction in the value of EUR 3,806 million, approximately.

-     Intangible assets: Includes value reductions amounting to approximately of EUR 2,469 million, mainly recorded under the “Intangible assets - goodwill”.

-     Deferred tax assets: mainly corresponds to the reduction of the value of negative tax bases and deductions for an approximate amount of EUR 1,711 million.

(**)   After the initial analysis and the conversion of the subordinated debt, the best estimation is there is no significant impact between fair value and previous carrying amount of the financial liabilities.

(***) As a result of the resolution of Banco Popular, and in accordance with the information available to date, it includes the estimated cost of EUR 680 million relating to the potential compensation to the shareholders of Banco Popular Español, S.A. applicable in the Fidelity Action (See note 1.h).

As the fair value of the identifiable net assets acquired was lower than the total consideration paid, goodwill arises on the acquisition. This goodwill corresponds to the commercial business in Spain.

In compliance with the accounting standards in force and, in accordance with paragraph 45 of IFRS 3: “Business Combinations”, the acquirer entity must comply with the period of one year from the acquisition date in order to perform the business combination valuation and the measurement of them fair values of the assets and liabilities of the acquired entity. Accordingly, measurements conducted by the Group are the best available estimation on the date of the preparation of the present interim condensed consolidated financial statements and therefore, they are provisional and cannot be considered as definitive.

The amount contributed by this business to the attributed net profit of the Group from the acquisition date amounts to EUR 11 million. The impact on the attributable net profit obtained by the Group resulting from the transaction if it was made on January 1, 2017 would not be material.

Given the urgency of the resolution process for Banco Popular Español and, hence, the celerity with which the FROB Resolution was implemented, and the entire share capital of Banco Popular was transferred to Santander, with immediate effect, the Bank did not have the opportunity to obtain, prior to the Acquisition, all of the regulatory authorizations or declarations of non-opposition that would be required in normal circumstances and not waived by the resolution regulations, or was only able to obtain provisional approval in order to take control of the group and is now expected to complete the process.

The authorizations that Banco Santander still needs to obtain at the current date in relation to the acquisition of Banco Popular are: (a) authorization from the European Central Bank to take indirect control of the significant shareholdings that the Banco Popular Group holds in the non-EU credit institutions listed below; (b) approval from the Federal Reserve Board for the acquisition of control of Banco Popular and TotalBank and from the State of Florida to indirectly acquire control of TotalBank; (c) authorization from the Bank of Portugal to take indirect control of the investment fund manager firm, Popular Gestão de Activos; and (d) authorization from Comisión Nacional Bancaria y de Valores de México and Comisión Federal de Competencia Económica de México for the acquisition of a significant stake in Banco Ve por Más, S.A. de C.V. and its subsidiaries.

Agreement with Santander Asset Management

On November 16, 2016, after the agreement with Group Unicredit on July 27, 2016 to integrate Santander Asset Management and Pioneer Investments was abandoned, the Group announced that it had reached an agreement with Warburg Pincus (“WP”) and General Atlantic (“GA”) under which Santander will acquire the remaining 50% of Santander Asset Management so that it will once again be a 100% owned unit of the Santander Group.

As part of the transaction, Santander Group, WP and GA agreed to explore different alternatives for the sale of its stake in Allfunds Bank, S.A. (“Allfunds Bank”), including a possible sale or a public offering. On March 7, 2017, we announced that together with our partners in Allfunds Bank we had reached an agreement for the sale of 100% of Allfunds Bank to funds affiliated with Hellman & Friedman, a leading private equity investor, and GIC, Singapore’s sovereign wealth fund.

Santander Group estimates that the proceeds that will obtain from the sale of this stake of the proportionate 25% in Allfunds Bank will be approximately EUR 470 million, with a capital gain net of taxes of approximately EUR 300 million, and that in 2018 such sale, together with the acquisition of the 50% of Santander Asset Management that Santander does not own, will have a positive impact on earnings per share and will generate a return on invested capital (RoIC) above 20% (and above 25% in 2019). Santander Group also estimates that the consumption of both transactions on its capital (core equity tier 1) by the end of 2017 will be approximately 11 basis points. Both operations are subject to obtaining the corresponding regulatory authorizations.

Purchase of shares to DDFS LLC in Santander Consumer USA (SCUSA)

Also, on July 3, 2015, the Group announced that it had reached an agreement to purchase the 9.65% ownership interest held by DDFS LLC in SCUSA. Following this transaction, which is subject to the obtainment of the relevant regulatory authorizations, the Group will have an ownership interest of approximately 68.33% in SCUSA.

3.    Shareholder remuneration system and earnings per share

a)   Shareholder remuneration system

The cash remuneration paid by the Bank to its shareholders in the first six months of 2017 and 2016 was as follows:

	06/30/2017			06/30/2016
	% of par value	Euros per share	Amount (Millions of euros)	% of par value	Euros per share	Amount (Millions of euros)
Dividend paid out of profit	11.00%	0.0550	802	10.00%	0.0500	722
Dividend paid with a charge to reserves or share premium	11.00%	0.0550	802	10.00%	0.0500	722
Dividend in kind	—	—	—	—	—	—
Total remuneration paid	22.00%	0.1100	1,604	20.00%	0.1000	1,444

On June 30, 2017 the Group has registered in the equity the first interim dividend out of 2017 profit, amounting to EUR 0.06 per share, which total amount grows to EUR 785 million.

b)   Earnings per share from continuing and discontinued operations

i. Basic earnings per share

Basic earnings per share for the period are calculated by dividing the net profit attributable to the Group for the six-month period adjusted by the after-tax amount relating to the remuneration of contingently convertible preference shares recognized in equity by the weighted average number of ordinary shares outstanding during the period, excluding the average number of treasury shares held in the period.

Accordingly:

	06/30/2017	06/30/2016
Profit attributable to the Parent (millions of euros)	3,616	2,911
Remuneration of contingently convertible preference shares (millions of euros)	(178)	(167)
	3,438	2,744
Of which:
Profit or Loss from discontinued operations (non-controlling interest net) (millions of euros)	—	—
Profit or Loss from continuing operations (PPC net) (millions of euros)	3,438	2,744
Weighted average number of shares outstanding	14,579,288,139	14,394,766,009
Basic earnings per share (euros)	0.24	0.19
Of which: from discontinued operations (euros)	—	—
from continuing operations (euros)	0.24	0.19

ii. Diluted earnings per share

Diluted earnings per share for the period are calculated by dividing the net profit attributable to the Group for the six-month period (adjusted by the after-tax amount relating to the remuneration of contingently convertible preference shares recognized in equity) by the weighted average number of ordinary shares outstanding during the period, excluding the average number of treasury shares and adjusted for all the dilutive effects inherent to potential ordinary shares (share options, warrants and convertible debt instruments).

Accordingly, diluted earnings per share were determined as follows:

	06/30/2017	06/30/2016

Profit attributable to the Parent (millions of euros)	3,616	2,911
Remuneration of contingently convertible preference shares (millions of euros)	(178)	(167)
Dilutive effect of changes in profit for the period arising from potential conversion of ordinary shares	—	—
	3,438	2,744
Of which:
Profit or Loss from discontinued operations (non-controlling interest net) (millions of euros)	—	—
Profit or Loss from continuing operations (PPC net) (millions of euros)	3,438	2,744

Weighted average number of shares outstanding	14,579,288,139	14,394,766,009
Dilutive effect of:
Options/ receipt of shares	44,123,146	43,773,688
Adjusted number of shares	14,623,411,285	14,438,539,697
Diluted earnings per share (euros)	0.24	0.19
Of which: from discontinued operations (euros)	—	—
from continuing operations (euros)	0.24	0.19

The capital increase described in the subsequent events note (see Note 1.h) will have an impact on the basic and diluted earnings per share, due to the alteration of the number of outstanding shares.

4.    Remuneration and other benefits paid to the Bank’s directors and senior managers

Note 5 to the Group’s consolidated financial statements for the year ended December 31, 2016 includes the detail of the remuneration and other benefits paid to the Bank’s directors and senior managers in 2016 and 2015.

The most relevant data relating to the aforementioned remuneration and benefits for the six-month periods ended June 30, 2017 and 2016 are summarized as follows:

Remuneration of directors (1)

	Thousands of euros
	06/30/2017	06/30/2016

Members of the board of directors:
Type of remuneration-
Fixed salary remuneration of executive directors	3,855	3,855
Variable remuneration in cash of executive directors	—	—
Attendance fees of directors	575	451
Bylaw-stipulated annual directors’ emoluments	1,866	1,893
Other (except insurance premiums)	555	729
Sub-total	6,851	6,928

Transactions with shares and/or other financial instruments		—
	6,851	6,928

(1)  The notes to the annual consolidated financial statements for 2017 will contain detailed and complete information on the remuneration paid to all the directors, including executive directors.

Other benefits of the directors

	Thousands of euros
	06/30/2017	06/30/2016

Members of the board of directors:
Other benefits-
Advances	—	—
Loans granted	51	108
Pension funds and plans: Provisions and/or contributions (1)	2,573	2,361
Pension funds and plans: Accumulated rights (2)	122,591	118,386
Life insurance premiums	579	475
Guarantees provided for directors	—	—

(1)  Corresponds to the provisions and/or contributions made in the first six months of 2017 and 2016 for retirement pensions and supplementary benefits surviving spouse and child benefits, and permanent disability.

(2)  Corresponds to the pension rights accumulated by the directors. In addition, at June 30, 2017 and June 30, 2016, former board members held accumulated pension rights amounting to EUR 81,615 thousand and EUR 114,658 thousand, respectively.

Also, in his capacity as a member of the boards of directors of Group companies, Mr. Matias Rodríguez Inciarte received EUR 21 thousand in the first half of 2017 as non-executive director of U.C.I., S.A. (first half of 2016: EUR 21 thousand).

Remuneration of senior management (1)

The table below includes the corresponding amounts related to remunerations of senior managements at June 30, 2017 and 2016, excluding the executive directors:

	Thousands of euros
	06/30/2017	06/30/2016

Senior management:
Total remuneration of senior management (2) (3)	11,329	10,928

(1)   The number of senior managers of the Bank, excluding executive directors, remained unchanged from 19 in the first six months of 2016 to the first six months of 2017.

(2)   In addition, as a result of the agreements for incorporation and compensation of long-term and deferred compensation lost in previous employs, compensation has been agreed for 1,550 thousand euros and 375,000 shares of Banco Santander, S.A. These compensations are partially subject to deferral and / or recovery in certain cases.

(3)   Remunerations regarding to members of Senior Management who, at June 30, 2017, had ceased their duties amount to EUR 460 thousand during the six month period ended June 30, 2017 (first half of 2016: EUR 1,225 thousand).

The annual variable remunerations (or bonuses) for 2016 paid to the directors and the other members of senior management was disclosed in the information on remuneration set forth in the financial statements for that year. Similarly, the variable remunerations allocable to 2017 profit or loss, which will be submitted for approval by the board of directors, will be disclosed in the financial statements for 2017.

5.    Financial assets

a)   Breakdown

The detail, by nature and category for measurement purposes, of the Group’s financial assets, other than the balances relating to Cash, cash balances at central banks and other deposits on demand and Hedging derivatives, at June 30, 2017 and December 31, 2016 is as follows:

	Millions of euros
	06/30/2017
	Financial assets held for trading	Financial assets measured at fair value through profit or loss	Financial assets available-for- sale	Loans and receivables	Investments held-to- maturity

Derivatives	58,210	—	—	—	—
Equity instruments	18,907	818	5,281	—	—
Debt instruments	37,062	4,016	138,280	15,473	13,789
Loans and advances	18,169	36,564	—	892,580	—
Central Banks	—	—	—	25,501	—
Credit institutions	6,182	16,796	—	37,613	—
Customers	11,987	19,768	—	829,466	—
Total	132,348	41,398	143,561	908,053	13,789

	Millions of euros
	12/31/2016
	Financial assets held for trading	Financial assets measured at fair value through profit or loss	Financial assets available-for- sale financial assets	Loans and receivables	Investments held-to- maturity

Derivatives	72,043	—	—	—	—
Equity instruments	14,497	546	5,487	—	—
Debt instruments	48,922	3,398	111,287	13,237	14,468
Loans and advances	12,725	27,665	—	826,767	—
Central Banks	—	—	—	27,973	—
Credit institutions	3,221	10,069	—	35,424	—
Customers	9,504	17,596	—	763,370	—
Total	148,187	31,609	116,774	840,004	14,468

b)    Valuation adjustments for impairment of loans and advances

The changes in the balance of the allowances for impairment losses on the assets included under Loans and receivables in the six-month periods ended June 30, 2017 and 2016 were as follows:

	Millions of euros
	06/30/2017	06/30/2016
Balance as at beginning of period	24,899	26,631

Impairment losses charged to income for the period
Of which:	5,715	5,397
Impairment losses charged to income	9,321	8,412
Impairment losses reversed with a credit to income	(3,606)	(3,015)
Write-off of impaired balances against recorded impairment allowance	(7,436)	(6,310)
Exchange differences and other changes (*)	11,125	344

Balance as at end of period	34,303	26,062

Of which, relating to:
By status of the assets
Impaired assets	25,339	17,746
Of which, arising from country risk	27	20
Other assets	8,964	8,316

Of which:
Individually calculated	9,618	9,659
Collectively calculated	24,685	16,403

(*)  It mainly includes the balances of the Banco Popular acquisition.

Previously written-off assets recovered in the first six months of 2017 and 2016 amounted to EUR 1,009 million and EUR 752 million, respectively. Considering these amounts the impairment losses registered on loans and receivables amounted to EUR 4,706 million and EUR 4,645 million in the first half of 2017 and 2016, respectively.

c)    Impaired assets classified as loans and receivables

The detail of the changes in the six-month periods ended June 30, 2017 and 2016 in the balance of financial assets classified as loans and receivables and considered to be doubtful due to credit risk is as follows:

	Millions of euros
	06/30/2017	06/30/2016

Balance as at beginning of period	33,350	36,298
Net additions	4,156	4,182
Written-off assets	(7,436)	(6,310)
Changes in scope of consolidation (*)	20,572	677
Exchange differences and other	(378)	981
Balance as at end of period	50,264	35,828

(*)  It mainly includes the balances of the Banco Popular acquisition.

This amount, after deducting the related allowances, represents the Group’s best estimate of the discounted value of the flows that are expected to be recovered from the impaired assets.

d)    Guarantees received

The details of the guarantees received for loans and receivables to ensure the payment of the financial instruments included in the loans and receivable portfolio, differentiating between financial and other guarantees, at 30 June 2017 and 31 December 2016 is as follows:

	Millions of euros
	30-06-17	31-12-16

Real guarantees value	477,864	439,787
Of which: non-performing risks	25,656	17,409
Other guarantees value	24,519	15,178
Of which: non-performing risks	1,270	169
Total value of the guarantees received (*)	502,383	453,965

(*)  Maximum amount of the guarantee which can be considered, not exceeding the gross amount of the debt, except non performing risk; in this case will be its fair value.

e)    Fair value of financial assets not measured at fair value

Following is a comparison of the carrying amounts of the Group’s financial assets measured at other than fair value and their respective fair values at June 30, 2017 and December 31, 2016:

	Millions of euros		Millions of euros
	06/30/2017		12/31/2016
	Carrying amount	Fair value	Carrying amount	Fair value
Loans and receivables:
Central banks	25,501	25,518	27,973	27,964
Credit institutions	37,613	37,991	35,424	35,577
Customers	829,466	837,161	763,370	770,278
Debt instruments	29,262	29,172	27,705	27,417
ASSETS	921,842	929,842	854,472	861,236

The main valuation methods and inputs used in the estimates of the fair values of the financial assets in the foregoing table are detailed in Note 51.c to the consolidated financial statements for 2016.

6.    Non-current assets held for sale

The detail, by nature, of the Group’s non-current assets held for sale at June 30, 2017 and December 31, 2016 is as follows:

	Millions of euros
	06/30/2017	12/31/2016

Tangible assets	12,115	5,743
Of which:
Foreclosed assets	12,010	5,640
Of which: Property assets in Spain (*)	11,082	4,902
Other tangible assets held for sale	105	103
Other assets	62	29
	12,177	5,772

(*)  The detail of the foreclosed assets in Spain are shown in the table below.

At June 30, 2017, the allowance that covers the value of the foreclosed assets represents 58.3% (December 31, 2016: 51.3%). The charges recorded in the first half of 2017 amounted to EUR 207 million (first half of 2016: EUR 94 million), and the recoveries undergone during those periods amount to EUR 17 million and EUR 11 million, respectively.

In the first half of 2017, the Group sold, for a net total of approximately EUR 567 million, foreclosed properties with a gross carrying amount of EUR 804 million, for which provisions totaling EUR 274 million had been recognized. These sales gave rise to gains of EUR 37 million. In addition, other tangible assets were sold for EUR 36 million, giving rise to a gain of EUR 10 million.

(*)  The following table shows the breakdown at June 30, 2017 of the foreclosed assets for the Spanish business:

	06/30/2017
Millions of euros	Gross carrying amount	Valuation Adjustments	Of which: Impairment losses on assets since time of foreclosure	Carrying amount
Property assets arising from financing provided to construction and property development companies	19,700	12,332	2,868	7,368
Of which:
Completed Buildings	6,311	2,836	509	3,475
Residential	3,387	1,511	195	1,876
Other	2,924	1,325	314	1,599
Buildings under construction	856	397	159	459
Residential	817	372	159	445
Other	39	25	—	14
Land	12,533	9,099	2,200	3,434
Developed Land	4,562	3,328	679	1,234
Other land	7,971	5,771	1,521	2,200
Property assets from home purchase mortgage loans to households	3,301	1,632	302	1,669
Other foreclosed property assets	4,320	2,275	153	2,045
Total property assets	27,321	16,239	3,323	11,082

7.   Tangible assets

a)   Changes in the period

In the first six months of 2017, tangible assets were acquired for EUR 3,854 million (first six months of 2016: EUR 3,556 million).

Also, in the first six months of 2017, tangible asset items were disposed of with a carrying amount of EUR 1,990 million (first six months of 2016: EUR 1,344 million), giving rise to a net gain of EUR 25 million in the first six months of 2017 (first six months of 2016: EUR 10 million).

b)   Impairment losses

In the first six months of 2017, there were impairment losses on tangible assets (mainly investment property) amounting to EUR 28 million (first six months of 2016: EUR 18 million), which were recognized under Impairment on non-financial assets (net) in the consolidated income statement.

c)   Property, plant and equipment purchase commitments

At June 30, 2017 and 2016, the Group did not have any significant commitments to purchase property, plant and equipment items.

8.    Intangible assets

a)   Goodwill

The detail of Intangible Assets - Goodwill at June 30, 2017 and December 31, 2016, based on the cash-generating units giving rise thereto, is as follows:

	Millions of euros
	06/30/2017	12/31/2016

Santander UK	8,451	8,679
Banco Santander (Brazil)	5,264	5,769
Santander Consumer USA	2,939	3,182
Bank Zachodni WBK	2,445	2,342
Santander Bank National Association	1,799	1,948
Santander Consumer Germany	1,217	1,217
Banco Santander Totta	1,040	1,040
Banco Santander (Chile)	657	704
Grupo Financiero Santander (Nordics)	528	537
Santander Consumer Bank (Mexico)	475	449
Other companies	1,255	857
	26,070	26,724

In the first half of 2017, goodwill decreased by EUR 1,074 million due to exchange differences (Note 11), which pursuant to current regulations, were recognized in Other comprehensive income-items that may be reclassified to profit or loss - Exchange differences in equity through results the condensed consolidated statement of recognized income and expense, as well as an increase of EUR 420 million due to the acquisition of Banco Popular (see Note 2) and of the retail business of Citibank in Argentina.

Note 17 to the consolidated financial statements for the year ended December 31, 2016 includes detailed information on the procedures followed by the Group to analyze the potential impairment of the goodwill recognized with respect to its recoverable amount and to recognize the related impairment losses, where appropriate.

Accordingly, based on the analysis performed of the available information on the performance of the various cash-generating units which might evidence the existence of indications of impairment, the Group’s directors concluded that in the first half of 2017 there were no impairment losses which required recognition.

b)   Other intangible assets

During the first six months of 2017, impairment losses amounting EUR 40 million were recorded under “Impairment of other non-financial assets, net” in the consolidated income statement.

9.   Financial liabilities

a)   Breakdown

The detail, by nature and category for measurement purposes, of the Group’s financial liabilities, other than hedging derivatives, at June 30, 2017 and December 31, 2016 is as follows:

	Millions of euros
	06/30/2017			12/31/2016
	Financial liabilities held for trading	Financial liabilities designated at fair value through profit or loss	Financial liabilities at amortized cost	Financial liabilities held for trading	Financial liabilities designated at fair value through profit or loss	Financial liabilities at amortized cost

Derivatives	59,032	—	—	74,369	—	—
Short Positions	20,489	—	—	23,005	—	—
Deposits	16,616	50,739	900,589	11,391	37,472	791,646
Central banks	—	9,839	70,607	1,351	9,112	44,112
Credit institutions	777	14,062	108,323	44	5,015	89,764
Customer	15,839	26,838	721,659	9,996	23,345	657,770
Debt securities	—	3,049	220,678	—	2,791	226,078
Other financial liabilities	—	—	27,204	—	—	26,516
Total	96,137	53,788	1,148,471	108,765	40,263	1,044,240

b)   Information on issues, repurchases or redemptions of debt securities

The detail, at June 30, 2017 and 2016, of the outstanding balance of the debt securities which at these dates had been issued by the Bank or any other Group entity is disclosed below. Also included is the detail of the changes in this balance in the first six months of 2017 and 2016:

	Millions of euros
	06/30/2017
	Outstanding beginning balance at 01/01/2017	Perimeter	Issues	Repurchases or redemptions	Exchange rate and other adjustments	Outstanding ending balance at 06/30//2017

Non-subordinated	208,996	11,732	32,406	(41,670)	(8,764)	202,700
Subordinated	19,873	11	1,800	(74)	(583)	21,027
Total debt securities issued	228,869	11,743	34,206	(41,744)	(9,347)	223,727

	Millions of euros
	06/30/2016
	Outstanding beginning balance at 01/01/2016	Perimeter	Issues	Repurchases or redemptions	Exchange rate and other adjustments	Outstanding ending balance at 06/30/2016

Non-subordinated	205,029	—	47,148	(47,043)	3,156	208,290
Subordinated	21,131	—	1,541	(272)	296	22,696
Total debt securities issued	226,160	—	48,689	(47,315)	3,452	230,986

c)    Other issues guaranteed by the Group

At June 30, 2017 and 2016, there were no debt instruments issued by associates or non-Group third parties that had been guaranteed by the Bank or any other Group entity.

d)   Fair value of financial liabilities not measured at fair value

Following is a comparison of the carrying amounts of the Group’s financial liabilities measured at other than fair value and their respective fair values at June 30, 2017 and December 31, 2016:

	Millions of euros
	06/30/2017		12/31/2016
	Carrying amount	Fair value	Carrying amount	Fair value
Deposits	900,589	901,558	791,646	792,172
Central banks	70,607	70,325	44,112	44,314
Credit institutions	108,323	108,384	89,764	90,271
Customer	721,659	722,849	657,770	657,587
Debt securities	220,678	226,481	226,078	229,662
Other financial liabilities	27,204	26,925	26,516	26,096
LIABILITIES	1,148,471	1,154,964	1,044,240	1,047,930

The main valuation methods and inputs used in the estimates of the fair values of the financial liabilities in the foregoing table are detailed in Note 51.c to the consolidated financial statements for 2016.

10.   Provisions

a)    Provisions for Pensions and other employment defined benefit obligations and Other long term employee benefits

The change in Provisions for Pensions and other employment defined benefit obligations and Other long term employee benefits in the first six months of 2017 is mainly due to the inclusion of the Banco Popular in the perimeter and the higher obligations resulting from the increase in the actuarial Income statement lines as a result of the variation of actuarial assumptions. These effects are largely offset by benefit payments, as well as by negative changes in exchange rates, mainly in Brazil.

b)    Provisions for taxes and other legal contingencies and Other provisions

Set forth below is the detail, by type of provision, of the balances at June 30, 2017 and at December 31, 2016 of Provisions for taxes and other legal contingencies and Other provisions. The types of provision were determined by grouping together items of a similar nature:

	Millions of euros
	06/30/2017	12/31/2016

Provisions for taxes	1,070	1,074
Provisions for employment-related proceedings (Brazil)	957	915
Provisions for other legal proceedings	1,715	1,005
Provision for customer remediation	1,125	685
Regulatory framework-related provisions	128	253
Provision for restructuring	352	472
Other	1,558	1,308
	6,905	5,712

Relevant information is set forth below in relation to each type of provision shown in the preceding table:

The provisions for taxes include provisions for tax-related proceedings.

The provisions for employment-related proceedings (Brazil) relate to claims filed by trade unions, associations, the prosecutor’s office and ex-employees claiming employment rights to which, in their view, they are entitled, particularly the payment of overtime and other employment rights, including litigation concerning retirement benefits. The number and nature of these proceedings, which are common for banks in Brazil, justify the classification of these provisions in a separate category or as a separate type from the rest. The Group calculates the provisions associated with these claims in accordance with past experience of payments made in relation to claims for similar items. When claims do not fall within these categories, a case-by-case assessment is performed and the amount of the provision is calculated in accordance with the status of each proceeding and the risk assessment carried out by the legal advisers.

The provisions for other legal proceedings include provisions for court, arbitration or administrative proceedings (other than those included in other categories or types of provisions disclosed separately) brought against Santander Group companies.

The provisions for customer remediation include the estimated cost of payments to remedy errors relating to the sale of certain products in the UK and Germany. In addition, as a result of the acquisition of Banco Popular, the Group incorporated the provisions set up by Banco Popular for the risk associated with the application of the land claims. To calculate the provision for customer remediation, the best estimate of the provision made by management is used, which is based on the estimated number of claims to be received and, of these, the number that will be accepted, as well as the estimated average payment per case.

The regulatory framework-related provisions include mainly the provisions for the relating to the FSCS (Financial Services Compensation Scheme) and the Bank Levy in the UK and in Poland those related to Banking Tax.

The provisions for restructuring include only the direct costs arising from restructuring processes carried out by the various Group companies.

Qualitative information on the main litigation is provided in Note 10.c.

Our general policy is to record provisions for tax and legal proceedings in which we assess the chances of loss to be probable and we do not record provisions when the chances of loss are possible or remote. We determine the amounts to be provided for as our best estimate of the expenditure required to settle the corresponding claim based, among other factors, on a case-by-case analysis of the facts and the legal opinion of internal and external counsel or by considering the historical average amount of the loss incurred in claims of the same nature. The definitive date of the outflow of resources embodying economic benefits for the Group depends on each obligation. In certain cases, the obligations do not have a fixed settlement term and, in others, they depend on legal proceedings in progress.

The main changes in Provisions for taxes and other legal contingencies and Other provisions are disclosed in Note 10.b. With regard to Brazil, the main charges to profit or loss in the period ended June 30, 2017 were EUR 171 million due to civil contingencies and EUR 254 million arising from employment related claims. This increase was offset partially by the use of available provisions of which EUR 72 million were related to payments of employment-related claims and EUR 93 million due to civil contingencies. With regard to the United Kingdom, EUR 121 million due to customer remediation, EUR 3 million of regulatory framework-related provisions (FSCS) and EUR 26 million of restructuring provisions were accounted for, offset by the use of EUR 175 million of customer remediation provisions, EUR 62 million of regulatory framework-related provisions (Bank Levy) and EUR 33 million of restructuring provisions. With regard to Poland, EUR 45 million of provisions of the regulatory framework (Banking Tax) were provided, which were offset by payments of the same amount.

c)    Litigation and other matters

i. Tax-related litigation

At June 30, 2017, the main tax-related proceedings concerning the Group were as follows:

-      Legal actions filed by Banco Santander (Brasil) S.A. and certain Group companies in Brazil challenging the increase in the rate of Brazilian social contribution tax on net income from 9% to 15% stipulated by Interim Measure 413/2008, ratified by Law 11,727/2008, a provision having been recognized for the amount of the estimated loss.

-      Legal actions filed by certain Group companies in Brazil claiming their right to pay the Brazilian social contribution tax on net income at a rate of 8% and 10% from 1994 to 1998. No provision was recognized in connection with the amount considered to be a contingent liability.

-      Legal actions filed by Banco Santander, S.A. (currently Banco Santander (Brasil) S.A.) and other Group entities claiming their right to pay the Brazilian PIS and COFINS social contributions only on the income from the provision of services. In the case of Banco Santander, S.A., the legal action was declared unwarranted and an appeal was filed at the Federal Regional Court. In September 2007 the Federal Regional Court found in favor of Banco Santander, S.A., but the Brazilian authorities appealed against the judgment at the Federal Supreme Court. On April 23, 2015, the Federal Supreme Court issued a decision granting leave for the extraordinary appeal filed by the Brazilian authorities with regard to the PIS contribution to proceed, and dismissing the extraordinary appeal lodged by the Brazilian Public Prosecutor’s Office in relation to the COFINS contribution. The Federal Supreme Court has not yet handed down its decision on the PIS contribution and, with regard to the COFINS contribution, on May 28, 2015, the Federal Supreme Court in plenary session unanimously rejected the extraordinary appeal filed by the Brazilian Public Prosecutor’s Office, and the petition for clarification (“embargos de declaraçao”) subsequently filed by the Brazilian Public Prosecutor’s Office, which on September 3, 2015 admitted that no further appeals may be filed. In the case of Banco ABN AMRO Real, S.A. (currently Banco Santander (Brasil) S.A.), in March 2007 the court found in its favor, but the Brazilian authorities appealed against the judgment at the Federal Regional Court, which handed down a decision partly upholding the appeal in September 2009. Banco Santander (Brasil) S.A. filed an appeal at the Federal Supreme Court. Law 12,865/2013 established a program of payments or deferrals of certain tax and social security debts, under which any entities that availed themselves of the program and withdrew the legal actions brought by them were exempted from paying late-payment interest. In November 2013 Banco Santander (Brasil) S.A. partially availed itself of this program but only with respect to the legal actions brought by the former Banco ABN AMRO Real, S.A. in relation to the period from September 2006 to April 2009, and with respect to other minor actions brought by other entities in its Group. However, the legal actions brought by Banco Santander, S.A. and those of Banco ABN AMRO Real, S.A. relating to the periods prior to September 2006, for which a provision for the estimated loss was recognized, still persist.

-      Banco Santander (Brasil) S.A. and other Group companies in Brazil have appealed against the assessments issued by the Brazilian tax authorities questioning the deduction of loan losses in their income tax returns (IRPJ and CSLL) on the ground that the relevant requirements under the applicable legislation were not met. No provision was recognized in connection with the amount considered to be a contingent liability.

-      Banco Santander (Brasil) S.A. and other Group companies in Brazil are involved in administrative and legal proceedings against several municipalities that demand payment of the Service Tax on certain items of income from transactions not classified as provisions of services. No provision was recognized in connection with the amount considered to be a contingent liability.

-      In addition, Banco Santander (Brasil) S.A. and other Group companies in Brazil are involved in administrative and legal proceedings against the tax authorities in connection with the taxation for social security purposes of certain items which are not considered to be employee remuneration. A provision was recognized in connection with the amount of the estimated loss.

-      In December 2008 the Brazilian tax authorities issued an infringement notice against Banco Santander (Brasil) S.A. in relation to income tax (IRPJ and CSLL) for 2002 to 2004. The tax authorities took the view that Banco Santander (Brasil) S.A. did not meet the necessary legal requirements to be able to deduct the goodwill arising on the acquisition of Banespa (currently Banco Santander (Brasil) S.A.). Banco Santander (Brasil) S.A. filed an appeal against the infringement notice at Conselho Administrativo de Recursos Fiscais (the Brazilian Tax Appeal Administrative Council, CARF), which on October 21, 2011 unanimously decided to render the infringement notice null and void. The tax authorities appealed against this decision at a higher administrative level. On May 11, 2017, the Superior Chamber of Tax Appeals of the Administrative Council of Tax Appeals, in a split decision, reverted the previous unanimous decision reached by the Brazilian Tax Appeal Administrative Council and issued a judgment in favor of the Brazilian taxing authorities. Following this decision, further appeals were presented by Banco Santander. In June 2010 the Brazilian tax authorities issued infringement notices in relation to this same matter for 2005 to 2007. Banco Santander (Brasil) S.A. filed an appeal against these procedures at CARF, which was partially upheld on October 8, 2013. This decision has been appealed at the higher instance of CARF (Tax Appeal High Chamber). On July 4, 2017, the higher instance of CARF issued a judgment in favor of the Brazilian tax authorities related to 2005 and 2006 (partial). Following this decision, further appeals to the CARF were presented. The decision related to 2006 (remaining) and 2007 is pending. In December 2013 the Brazilian tax authorities issued the infringement notice relating to 2008, the last year for amortization of the goodwill. Banco Santander (Brasil) S.A. appealed against this infringement notice and the court found in its favor. The Brazilian tax authorities appealed against this decision at CARF. Based on the advice of its external legal counsel, the Group considers that the stance taken by the Brazilian tax authorities is incorrect and that there are sound defense arguments to appeal against the infringement notices. Accordingly, the risk of incurring a loss is remote. Consequently, no provisions were recognized in connection with these proceedings because this matter should not affect the interim financial statements.

-      In May 2003 the Brazilian tax authorities issued separate infringement notices against Santander Distribuidora de Títulos e Valores Mobiliarios Ltda. (DTVM, currently Produban Serviços de Informática S.A.) and Banco Santander (Brasil), S.A. (currently Banco Santander (Brasil) S.A.) in relation to the Provisional Tax on Financial Movements (CPMF) with respect to certain transactions carried out by DTVM in the management of its customers’ funds and for the clearing services provided by Banco Santander (Brasil) S.A. to DTVM in 2000, 2001 and the first two months of 2002. The two entities appealed against the infringement notices at CARF, with DTVM obtaining a favorable decision and Banco Santander (Brasil) S.A. an unfavorable decision. Both decisions were appealed by the losing parties at the High Chamber of CARF, and unfavorable decisions were obtained by Banco Santander (Brasil) S.A. and DTVM on June 12 and 19, 2015, respectively. Both cases were appealed at court in a single proceeding and a provision was recognized for the estimated loss.

-      In December 2010 the Brazilian tax authorities issued an infringement notice against Santander Seguros, S.A. (Brazil), current Zurich Santander Brasil Seguros e Previdência, S.A., as the successor by merger to ABN AMRO Brazil Dois Participações, S.A., in relation to income tax (IRPJ and CSLL) for 2005. The tax authorities questioned the tax treatment applied to a sale of shares of Real Seguros, S.A. made in that year. The bank filed an appeal for reconsideration against this infringement notice and subsequently appealed before the CARF, whose resolution partly in favor has been appealed by the Unión Federal and Zurich Santander Brasil Seguros e Previdência, S.A. As the former parent of Santander Seguros, S.A. (Brasil), Banco Santander (Brasil), S.A. is liable in the event of any adverse outcome of this proceeding. No provision was recognized in connection with this proceeding as it was considered to be a contingent liability.

-      In June 2013, the Brazilian tax authorities issued an infringement notice against Banco Santander (Brasil) S.A. as the party liable for tax on the capital gain allegedly obtained in Brazil by the entity not resident in Brazil, Sterrebeeck B.V., as a result of the “incorporação de ações” (merger of shares) transaction carried out in August 2008. As a result of the aforementioned transaction, Banco Santander (Brasil) S.A. acquired all of the shares of Banco ABN AMRO Real, S.A. and ABN AMRO Brasil Dois Participações, S.A. through the delivery to these entities’ shareholders of newly issued shares of Banco Santander (Brasil) S.A., issued in a capital increase carried out for that purpose. The Brazilian tax authorities take the view that in the aforementioned transaction Sterrebeeck B.V. obtained income subject to tax in Brazil consisting of the difference between the issue value of the shares of Banco Santander (Brasil) S.A. that were received and the acquisition cost of the shares delivered in the exchange. In December 2014 the Group appealed against the infringement notice at CARF after the appeal for reconsideration lodged at the Federal Tax Office was dismissed. Based on the advice of its external legal counsel, the Group considers that the stance taken by the Brazilian tax authorities is incorrect and that there are sound defense arguments to appeal against the infringement notice. Accordingly, the risk of incurring a loss is remote. Consequently, the Group has not recognized any provisions in connection with these proceedings because this matter should not affect the interim financial statements.

-      In November 2014 the Brazilian tax authorities issued an infringement notice against Banco Santander (Brasil) S.A. in relation to income tax (IRPJ and CSLL) for 2009 questioning the tax-deductibility of the amortization of the goodwill of Banco ABN AMRO Real S.A. performed prior to the absorption of this bank by Banco Santander (Brasil) S.A., but accepting the amortization performed after the merger. On the advice of its external legal counsel, Banco Santander (Brasil), S.A. lodged an appeal against this decision at the Federal Tax Office and obtained a favorable decision in July 2015. Such decision was appealed by the Brazilian tax authorities before the CARF, which ruled in their favor. Consequently, this past November the Bank lodged an appeal before the Higher Chamber of Tax Appeals. No provision was recognized in connection with this proceeding as it was considered to be a contingent liability.

-      Banco Santander (Brasil), S.A. has also appealed against infringement notices issued by the tax authorities questioning the tax deductibility of the amortization of the goodwill arising on the acquisition of Banco Comercial e de Investimento Sudameris S.A. No provision was recognized in connection with this matter as it was considered to be a contingent liability.

-      Banco Santander (Brazil), S.A. and other companies of the Group in Brazil are undergoing administrative and judicial procedures against Brazilian tax authorities for not admitting tax compensation with credits derived from other tax concepts, not having registered a provision for such amount since it is considered to be a contingent liability.

-      Legal action brought by Sovereign Bancorp, Inc. (currently Santander Holdings USA, Inc.) claiming its right to take a foreign tax credit for taxes paid outside the United States in fiscal years 2003 to 2005 in connection with a Trust created by Santander Holdings USA, Inc. in relation to financing transactions carried out with an international bank. Santander Holdings USA, Inc. considered that, in accordance with applicable tax legislation, it was entitled to recognize the aforementioned tax credits as well as the related issuance and financing costs. In addition, if the final outcome of this legal action were to be favorable to the interests of Santander Holdings USA, Inc., the amounts paid over by the entity in relation to this matter with respect to 2006 and 2007 would have to be refunded. On November 13, 2015, the District Court Judge found in favor of Santander Holdings USA, Inc., ordering the amounts paid over with respect to 2003 to 2005 to be refunded. The US Government appealed the decision at the US Court of Appeals for the First Circuit and on December 16, 2016 said Court reversed the District Court’s decision as to the economic substance of the Trust transaction and the foreign tax credits claimed for the Trust transaction, and ordered the case to be remanded to the District Court for judgment on the refund claim and for a trial limited to the penalties issue. On March 16, 2017, Santander Holdings USA, Inc. filed a petition with the U.S. Supreme Court to hear its appeal of the First Circuit Court’s decision and on June 26, 2017, the U.S. Supreme Court denied Santander Holdings USA, Inc.´s petition to hear its appeal and returned the case to the District Court as ordered by the U.S. Court of Appeals for the First Circuit. The estimated loss relating to this litigation is provided for.

-      In 2007 the European Commission opened an investigation into illegal state aid by the Kingdom of Spain in connection with Article 12.5 of the former Consolidated Text of the Corporate Tax Law. The Commission issued the Decision 2011/5/CE of October 28, 2009, on acquisitions of subsidiaries resident in the EU and decision 2011/282/UE of January 12, 2011,  on the acquisition of subsidiaries not resident in the EU, ruling that the deduction regulated pursuant to Article 12.5 constituted illegal State aid. These decisions were subject to appeal by Banco Santander and other companies before the European Union General Court. In November 2014, the General Court delivered judgment annulling the prior decisions, and that judgment was appealed before the European Court of Justice by the Commission. In December 2016 the European Court of Justice delivered judgment setting aside the appeal and remanded the file to the General Court, which shall deliver a new judgment assessing the other annulment pleas raised by the petitioners, which, in turn, may be subject to an appeal before the Court of Justice. The Group, in accordance with the advice from its external lawyers, has not recognized provisions for these suits since they are considered to be a contingent liability.

At the date of approval of these interim financial statements certain other less significant tax-related proceedings were also in progress.

ii. Non-tax-related proceedings

As of the date of this report, the main non-tax-related proceedings concerning the Group were as follows:

-	Customer remediation: claims associated with the sale by Santander UK of certain financial products (principally payment protection insurance or PPI) to its customers.

Final rules and guidance on PPI complaints were published by the FCA on March 2, 2017. These included some changes to the assumptions used at December 2016.

First, this included a further extension to the proposed time bar to the end of August 2019. In addition, there is also now a requirement to proactively contact certain customers who previously had their complaints rejected and to contribute to the costs of an FCA marketing campaign which is likely to increase estimated volumes, costs and redress.

The total remaining provision for PPI redress and related costs amounts to £405m (EUR 461 million). This reflects an additional provision of GBP 69 million (EUR 78 million) since 2016 year end (an additional provision of £32m relating to the final FCA rules and guidance published in March 2017 and a net charge of £37m in the second quarter of 2017 following a review of claims handling procedures in relation to a specific PPI portfolio including the impact of a past business review).

-Delforca: Dispute arising from equity swaps entered into by Gaesco (now Delforca 2008, S.A.) on shares of Inmobiliaria Colonial. An initial arbitration ruled in favor of the Bank, but this ruling was annulled due to issues regarding the president of the tribunal and one of the items of evidence presented by Delforca. Faced with a second arbitration initiated by the Bank, and after the latter had obtained a preventive attachment in its favor (currently waived), Delforca declared bankruptcy. Prior to this, Delforca and its parent, Mobiliaria Monesa, S.A., launched other lawsuits claiming damages due to the Bank’s actions before civil courts in Madrid, later shelved, and in Santander, currently stayed on preliminary civil ruling grounds.

During the insolvency proceeding, Barcelona Commercial court no. 10 ordered the stay of the arbitration proceeding, the termination of the arbitration agreement, the lack of recognition of the contingent claim and a breach by the Bank, and dismissed the Bank’s request to conclude the proceeding due to the non-existence of insolvency. Following the appeals filed by the Bank, the Barcelona Provincial Appellate Court revoked all these decisions, except that relating to the rejection of the conclusion of the proceeding, which gave rise to the resumption of the arbitration process. Delforca appealed against the decisions confirming the validity of the arbitration agreement and the recognition of the contingent claim in favor of the Bank. Furthermore, Delforca and its parent have requested from the judge of the insolvency case the repayment of the security deposit executed by the Bank to settle the swaps. This proceeding has been stayed on preliminary civil ruling grounds. The creditors’ meeting has been postponed until the Bank’s claim is upheld or dismissed, against which Delforca has lodged an appeal. The Bank has not recognized any provisions in this connection.

-Former employees of Banco do Estado de São Paulo S.A., Santander Banespa, Cia. de Arrendamiento Mercantil: a claim was filed in 1998 by the association of retired Banespa employees (AFABESP) on behalf of its members, requesting the payment of a half-yearly bonus initially envisaged in the entity’s Bylaws in the event that the entity obtained a profit and that the distribution of this profit were approved by the Board of Directors.  The bonus was not paid in 1994 and 1995 since the bank did not make a profit and partial payments were made from 1996 to 2000, as agreed by the Board of Directors, and the relevant clause was eliminated in 2001. The Regional Employment Court ordered the bank to pay this half-yearly bonus in September 2005 and the bank filed an appeal against the decision at the High Employment Court (“TST”) and, subsequently, at the Federal Supreme Court (“STF”). The TST confirmed the judgment against the bank, whereas the STF rejected the extraordinary appeal filed by the bank in a decision adopted by only one of the Court members, thereby also upholding the order issued to the bank. This decision was appealed by the bank and the association. Only the appeal lodged by the bank has been given leave to proceed and will be decided upon by the STF in plenary session. The STF recently handed down a decision on a matter relating to a third party that upholds one of the main arguments put forward by the Bank. The Bank has not recognized any provisions in this connection.

-“Planos Económicos”: Like the rest of the banking system, Santander Brazil has been the subject of claims from customers, mostly depositors, and of civil class actions brought for a common reason, arising from a series of legislative changes relating to the calculation of inflation (“planos económicos”). The claimants considered that their vested rights had been impaired due to the immediate application of these adjustments. In April 2010, the High Court of Justice (STJ) set the limitation period for these class actions at five years, as claimed by the banks, rather than 20 years, as sought by the claimants, which will probably significantly reduce the number of actions brought and the amounts claimed in this connection. As regards the substance of the matter, the decisions issued to date have been adverse for the banks, although two proceedings have been brought at the STJ and the Federal Supreme Court (STF) with which the matter is expected to be definitively settled. In August 2010, the STJ handed down a decision finding for the plaintiffs in terms of substance, but excluding one of the “planos” from the claim, thereby reducing the amount thereof, and once again confirming the five-year statute-of-limitations period. Shortly thereafter, the STF issued an injunctive relief order whereby the proceedings in progress were stayed until this court issues a final decision on the matter. Various appeals to the STF are currently being considered in which various matters relating to this case are discussed.

-The bankruptcy of various Lehman Group companies was made public on September 15, 2008. Various customers of Santander Group were affected by this situation since they had invested in securities issued by Lehman or in other products which had such assets as their underlying.

At the date of these interim financial statements, certain claims had been filed in relation to this matter. The Bank’s directors and its legal advisers consider that the various Lehman products were sold in accordance with the applicable legal regulations in force at the time of each sale or subscription and that the fact that the Group acted as intermediary would not give rise to any liability for it in relation to the insolvency of Lehman. Accordingly, the risk of loss is considered to be remote and, as a result, no provisions needed to be recognized in this connection.

-The intervention, on the grounds of alleged fraud, of Bernard L. Madoff Investment Securities LLC (“Madoff Securities”) by the US Securities and Exchange Commission (“SEC”) took place in December 2008. The exposure of customers of the Group through the Optimal Strategic US Equity (“Optimal Strategic”) subfund was EUR 2,330 million, of which EUR 2,010 million related to institutional investors and international private banking customers, and the remaining EUR 320 million made up the investment portfolios of the Group’s private banking customers in Spain, who were qualifying investors.

At the date of these interim financial statements, certain claims had been filed against Group companies in relation to this matter. The Group considers that it has at all times exercised due diligence and that these products have always been sold in a transparent way pursuant to applicable legislation and established procedures. The risk of loss is therefore considered to be remote or immaterial.

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In April 2016, the Competition Directorate of the Spanish “Comisión Nacional de los mercados y la Competencia” (CNMC) commenced an administrative investigation on several financial entities, including Santander Bank in relation to possible collusive practices or price-fixing agreements, as well as exchange of commercially sensitive information in relation to financial derivative instruments used as hedge of interest rate risk for syndicated loans. In accordance with the Competition Directorate this conduct could constitute a breach of article 1 of Competition Directorate Law 15/2007, of July 3, as well as article 101 of Treaty on the Functioning of the European Union (TFEU). The procedure is now pending under the Council of the CNMC. If the resolution is not favorable, Santander Bank could be exposed to the imposition of sanctions that could be significant, as well as incidental consequences, including civil liability claims and regulatory restrictions or limitations to Santander activities. The abovementioned could potentially have an adverse material impact in the financial situation and the results of Santander Bank.

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Floor clauses (“cláusulas suelo”): as a result of the acquisition of Banco Popular, the Group is exposed to material transactions containing floor clauses. Floor clauses are clauses whereby the borrower agrees to pay a minimum interest rate to the lender regardless of the applicable benchmark interest rate. Banco Popular has included floor clauses in certain asset operations with customers. Banco Popular's position in respect of these floor clauses is as follows:

On December 21, 2016, the European Court of Justice overruled the ruling established through Spanish Supreme Court Judgement of May 9, 2013, and by virtue of which the retroactive effect of declaring the floor clauses null and void was limited so that the amounts charged in application of these clauses would only be refunded from May 9, 2013. Subsequently, the Judgement handed down by the Spanish Supreme Court on February 24, 2017, ruling on a cassation appeal (“recurso de casación”) filed by another entity, adapted its jurisprudence in line with the Judgement of the European Court of Justice of December 21 2016 and, in particular, considered that its ruling of May 9, 2013, which related to a collective action, did not have res judicata effect with respect to individual suits filed by consumers in this regard.

These legal rulings and the social impact of the floor clauses led the Spanish government to establish, through Spanish Royal Decree-Law 1/2017, of January 20, urgent measures to protect consumers against floor clauses, a voluntary and extrajudicial process whereby consumers who consider themselves affected by the potential nullity of a floor clause claim repayment. This ruling establishes an extrajudicial channel for conflict resolution but adds nothing that affects the criteria describing the validity of the clauses. Provisional results arising from claims received via this process seem to confirm the Bank’s estimates.

In the last quarter of 2015, Banco Popular made an extraordinary provision of €350 million to cover any legal risk deriving from the potential elimination of floor clauses in its mortgage loan contracts with retroactive effect from May 2013 (i.e., to cover the risk of having to pay back the excess interest charged through the application of floor clauses from May 2013). In 2016, Banco Popular updated its provision estimates for this risk, which stood at €282 million at December 31, 2016 (provisions of €53 million were released in 2016 and new provisions of €15 million were allocated). Following the judgment by the European Court of Justice on December 21, 2016, Banco Popular increased its provisions by €229 million for risk associated with floor clauses, in order to cover the impact of potentially having to repay the surplus interest charged in application of these clauses between the date of the corresponding mortgage loans and May 2013. At June 30, 2017, Banco Popular's provision in this regard amounted to EUR 461 million. The Group considers that the maximum risk associated with the floor clauses applied in its contracts with consumers, in the most severe and not probable scenario, would be approximately €900 million at June 30, 2017. The provisioned amount referred is greater than 50% of this maximum risk and not a probable scenario.

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Other aspects: given that no precedent exists in either Spain or any other European Union member state for the declaration setting out the resolution of Banco Popular, the redemption and conversion of its capital instruments and the subsequent transfer to Banco Santander of the shares resulting from this conversion in exercise of the resolution instrument involving the sale of the institution's business, all in accordance with the single resolution framework regulation referred to in Note 2, the possibility of future appeals being submitted against the FROB's resolution executing EU’s Single Resolution Board decision cannot be ruled out, nor future claims against Banco Popular Español, S.A., Banco Santander or other Santander Group companies deriving from or related to the acquisition of Banco Popular. Several investors, advisors and financial dealers have stated that they intend to analyze and, in some cases, have already submitted different types of claims in respect to the acquisition. To date, 65 procedures have been filed before the European Union Court of Justice and more than 30 have been brought before the Spanish Audiencia Nacional.With respect to possible appeals or claims, it is not possible at this time to foresee the specific petitions that could be put forth, nor their economic implications (particularly when these possible future claims might not specify any specific amount, or when they allege new legal interpretations or involve a large number of parties). The estimated cost of the potential compensation to the shareholders of Banco Popular has been accounted for as disclosed in Notes 1.h and 2 of the interim condensed consolidated financial statements.

The Bank and the other Group companies are subject to claims and, therefore, are party to certain legal proceedings incidental to the normal course of their business including those in connection with lending activities, relationships with employees and other commercial or tax matters.

In this context, it must be considered that the outcome of court proceedings is uncertain, particularly in the case of claims for indeterminate amounts, those based on legal issues for which there are no precedents, those that affect a large number of parties or those at a very preliminary stage.

With the information available to it, the Group considers that, at June 30, 2017, it had reliably estimated the obligations associated with each proceeding and had recognized, where necessary, sufficient provisions to cover reasonably any liabilities that may arise as a result of these tax and legal situations. It also believes that any liability arising from such claims and proceedings will not have, overall, a material adverse effect on the Group’s business, financial position or results of operations.

11.   Equity

In the six-month periods ended June 30, 2017 and 2016 there were no quantitative or qualitative changes in the Group’s equity other than those indicated in the condensed consolidated statements of changes in total equity.

a)   Capital

On November 4, 2016, a capital increase of EUR 74 million was made, through which the Santander Dividendo Elección scrip dividend scheme took place, whereby 147,848,122 shares were issued (1.02% of the share capital).

On June 30, 2017 and December 31, 2016 the Bank’s share capital consisted of 14,582,340,701 shares, with a total par value of EUR 7,291 million, on both dates.

Finally, as disclosed in the Note 2, the Group, on July 3, 2017 has informed that the executive committee of Banco Santander, S.A. has agreed to increase its share capital by a nominal amount of EUR 729,116,372.50 by issuing 1,458,232,745 new ordinary shares, of the same class and series as the shares currently outstanding, and with pre-emptive subscription rights for shareholders.

Banco Santander has entered into an underwriting agreement, for the entire Capital Increase, with a syndicate of credit entities, under which the Increase is fully underwritten.

The Group Management believes that this capital increase will be fully subscribed and paid in the terms and conditions set forth in the prospectus of the transaction published on July 4, 2017 at the CNMV.

Therefore, once the capital increase has been satisfactorily completed, the Bank’s share capital consisted of 16,040,573,446 shares, with a total par value of EUR 8,020 million, on both dates.

b)   Other comprehensive income - Items not reclassified to profit or loss- Actuarial gains or losses on defined benefit pension plans

The changes in the balance of Other comprehensive income - Items not reclassified to profit or loss - Actuarial gains or losses on defined benefit pension plans include the actuarial gains or losses generated in the period and the return on plan assets, excluding amounts included in net interest on the net defined benefit liability (asset), less the administrative expenses and taxes inherent to the plan, and any change in the effect of the asset ceiling. Its variation is shown in the condensed consolidated statement of recognized income and expense.

During the first six months of 2017 actuarial gains or losses on defined benefit pension plans amounts to EUR 35 million, which main impacts are:

–     Accumulated actuarial losses decrease of EUR 92 million corresponding to the Group’s businesses in the United Kingdom, fundamentally due to the evolution experienced by the interest rates in the financial assets, as well as the fluctuation of the inflation from 3.12 % to 3.07%.

–     Accumulated actuarial losses increase of EUR 205 million corresponding to the Group’s businesses in the Brazil, mainly due to the differences in the inflation rates of the liabilities and financial assets (IPCA vs IGPM).

–     Decrease EUR 148 million as a result of the evolution of the exchange rates, mainly in Brazil and United Kingdom.

c)   Other comprehensive income - Items that may not be reclassified to profit or loss - Hedges of net investments in foreign operations and exchange differences

Other comprehensive income - Items that may not be reclassified to profit or loss - Hedges of net investments in foreign operations includes the net amount of the changes in value of hedging instruments in hedges of net investments in foreign operations, in respect of the portion of these changes considered to be effective hedges.

Other comprehensive income - Items that may not be reclassified to profit or loss - Exchange differences includes the net amount of exchange differences arising on non-monetary items whose fair value is adjusted against equity and the differences arising on the translation to euros of the balances of the consolidated entities whose functional currency is not the euro.

The net changes in both items recognized in the first six months of 2017 in the statement of recognized income and expense interim condensed consolidated reflect the effect arising from the appreciation/depreciation of the currencies. The changes in the balance in the first six months of 2017 partly corresponds to a profit of approximately EUR 1,074 million related to the measurement of goodwill using the period-end exchange rate (Note 8).

d)   Other comprehensive income-Items that may be reclassified to profit or loss - Financial assets available-for-sale

Valuation adjustments-Items that may be reclassified to profit or loss-Financial assets available-for-sale includes the net amount of unrealized changes in the fair value of assets classified as Financial assets available-for-sale (see Note 5.b).

The breakdown, by type of instrument and geographical origin of the issuer, of Oher accumulated results-Financial assets available-for-sale at June 30, 2017 and December 31, 2016 is as follows:

	Millions of euros
	06/30/2017				12/31/2016
	Revaluation gains	Revaluation losses	Net revaluation gains/(losses)	Fair value	Revaluation gains	Revaluation losses	Net revaluation gains/(losses)	Fair value

Debt instruments
Government debt securities and debt instruments issued by central banks
Spain	585	(16)	569	52,865	610	(26)	584	32,729
Rest of Europe	185	(55)	130	18,813	50	(170)	(120)	16,879
Latin America and rest of the world	340	(115)	225	41,473	167	(163)	4	35,996
Private-sector debt securities	115	(109)	6	25,129	117	(162)	(45)	25,683
	1,225	(295)	930	138,280	944	(521)	423	111,287

Equity instruments
Domestic
Spain	40	(11)	29	1,367	48	(5)	43	1,309
International
Rest of Europe	166	(6)	160	979	284	(4)	280	1,016
United States	18	—	18	712	21	—	21	772
Latin America and rest of the world	877	(4)	873	2,223	811	(7)	804	2,390
	1,101	(21)	1,080	5,281	1,164	(16)	1,148	5,487
Of which:
Listed	961	(16)	945	3,126	999	(11)	988	3,200
Unlisted	140	(5)	135	2,155	165	(5)	160	2,287
	2,326	(316)	2,010	143,561	2,108	(537)	1,571	116,774

12.   Segment information

As required by CNMV Circular 1/2008, modified by Circular 5/2015, the detail, by the geographical areas indicated in the aforementioned Circular, of the balance of Interest income for the six-month periods ended June 30, 2017 and 2016 is as follows:

	Revenue by interest by geographical area (Millions of euros)
	Consolidated
	06/30/2017	06/30/2016

Spain	2,989	2,888
Abroad:	25,643	24,144
European Union	5,944	6,576
OECD countries	7,700	7,201
Other countries	11,999	10,367
Total	28,632	27,032

For Group management purposes, the primary level of segmentation, by geographical area, comprises five segments: four operating areas plus Corporate Activities. The operating areas, which include all the business activities carried on therein by the Group, are Continental Europe, the United Kingdom, Latin America and the United States, based on the location of the Group’s assets.

Following is the breakdown of revenue by the geographical segments used by the Group. For the purposes of the table below, revenue is deemed to be that recognized under Interest income, Dividend income, Commission income, Gain on financial assets and liabilities not measured at fair value through profit or loss, net; Gain or losses on financial assets and liabilities held for trading, net; Gain or losses on financial assets and liabilities measured at fair value through profit or loss, net; Gain or losses from hedge accounting; net and Other operating income in the accompanying consolidated income statements for the six-month period ended June 30, 2017 and 2016:

	Revenue (Millions of euros)
	Revenue from external customers		Inter-segment revenue		Total revenue
Segment	06/30/2017	06/30/2016	06/30/2017	06/30/2016	06/30/2017	06/30/2016

Continental Europe	8,666	8,518	649	583	9,315	9,101
United Kingdom	4,473	4,940	42	370	4,515	5,310
Latin America	20,679	17,705	(396)	(405)	20,283	17,300
United States	4,613	4,813	74	53	4,687	4,866
Corporate Activities	(176)	657	1,827	3,360	1,651	4,017
Inter-segment revenue adjustments and eliminations	—	—	(2,196)	(3,961)	(2,196)	(3,961)
Total	38,255	36,633	—	—	38,255	36,633

Also, following is the reconciliation of the Group’s consolidated profit after tax for the six-month period ended June 30, 2017 and 2016, broken down by business segment, to the Operating profit/ loss before tax per the condensed consolidated income statements for these periods:

	Consolidated profit (Millions of euros)
Segment	06/30/2017	06/30/2016

Continental Europe	1,659	1,448
United Kingdom	837	863
Latin America	2,494	1,796
United States	373	414
Corporate Activities	(1,031)	(951)
Total profit of the segments reported	4,331	3,570
(+/-) Unallocated profit/loss	—	—
(+/-) Elimination of inter-segment profit/loss	—	—
(+/-) Other profit/loss	—	—
(+/-) Income tax and/or profit from discontinued operations	2,254	1,642
Operating profit/ loss before tax	6,585	5,212

13.   Related parties

The parties related to the Group are deemed to include, in addition to its subsidiaries, associates and jointly controlled entities, the Bank’s key management personnel (the members of its board of directors and the executive vice presidents, together with their close family members) and the entities over which the key management personnel may exercise significant influence or control.

Following is a detail of the transactions performed by the Group with its related parties in the first six months of 2017 and 2016, distinguishing between significant shareholders, members of the Bank’s board of directors, the Bank’s executive vice presidents, Group entities and other related parties. Related party transactions were made on terms equivalent to those that prevail in arm’s-length transactions or, when this was not the case, the related compensation in kind was recognized:

Millions of euros
06/30/2017
Expenses and income	Significant shareholders	Directors and executives	Group companies or entities	Other related parties	Total

Expenses:
Finance costs	—	—	3	—	3
Management or cooperation agreements	—	—	—	—	—
R&D transfers and licensing agreements	—	—	—	—	—
Leases	—	—	—	—	—
Services received	—	—	—	—	—
Purchases of goods (finished or in progress)	—	—	—	—	—
Valuation adjustments for uncollectible or doubtful debts	—	—	—	—	—
Losses on derecognition or disposal of assets	—	—	—	—	—
Other expenses	—	—	9	—	9
	—	—	12	—	12
Income:
Finance income	—	—	26	4	30
Management or cooperation agreements	—	—	—	—	—
R&D transfers and licensing agreements	—	—	—	—	—
Dividends received	—	—	—	—	—
Leases	—	—	—	—	—
Services rendered	—	—	—	—	—
Sale of goods (finished or in progress)	—	—	—	—	—
Gains on derecognition or disposal of assets	—	—	—	—	—
Other income	—	—	325	3	328
	—	—	351	7	358

	Millions of euros
	06/30/2017
Other transactions	Significant shareholders	Directors and executives	Group companies or entities	Other related parties	Total

Purchases of tangible, intangible or other assets	—	—	—	—	—
Financing agreements: loans and capital contributions (lender)	—	—	223	13	236
Finance leases (lessor)	—	—	—	—	—
Repayment or termination of loans and leases (lessor)	—	4	169	24	197
Sales of tangible, intangible or other assets	—	—	—	—	—
Financing agreements: loans and capital contributions (borrower)	—	3	221	46	270
Finance leases (lessee)	—	—	—	—	—
Repayment or termination of loans and leases (lessee)	—	6	263	18	287
Guarantees provided	—	—	—	101	101
Guarantees received	—	—	—	—	—
Commitments acquired	—	—	—	25	25
Commitments/guarantees cancelled	—	1	14	3	18
Dividends and other distributed profit	—	1	—	13	14
Other transactions	—	—	41	5	46

Millions of euros
06/30/2016
Expenses and income	Significant shareholders	Directors and executives	Group companies or entities	Other related parties	Total

Expenses:
Finance costs	—	—	8	1	9
Management or cooperation agreements	—	—	—	—	—
R&D transfers and licensing agreements	—	—	—	—	—
Leases	—	—	—	—	—
Services received	—	—	—	—	—
Purchases of goods (finished or in progress)	—	—	—	—	—
Valuation adjustments for uncollectible or doubtful debts	—	—	—	—	—
Losses on derecognition or disposal of assets	—	—	—	—	—
Other expenses	—	—	8	—	8
	—	—	16	1	17
Income:
Finance income	—	—	38	8	46
Management or cooperation agreements	—	—	—	—	—
R&D transfers and licensing agreements	—	—	—	—	—
Dividends received	—	—	—	—	—
Leases	—	—	—	—	—
Services rendered	—	—	—	—	—
Sale of goods (finished or in progress)	—	—	—	—	—
Gains on derecognition or disposal of assets	—	—	—	—	—
Other income	—	—	303	2	305
	—	—	341	10	351

	Millions of euros
	06/30/2016
Other transactions	Significant shareholders	Directors and executives	Group companies or entities	Other related parties	Total

Purchases of tangible, intangible or other assets	—	2	—	—	2
Financing agreements: loans and capital contributions (lender)	—	19	6,353	839	7,211
Finance leases (lessor)	—	—	—	—	—
Repayment or termination of loans and leases (lessor)	—	—	—	—	—
Sales of tangible, intangible or other assets	—	—	—	—	—
Financing agreements: loans and capital contributions (borrower)	—	38	721	332	1,091
Finance leases (lessee)	—	—	—	—	—
Repayment or termination of loans and leases (lessee)	—	—	—	—	—
Guarantees provided	—	—	43	182	225
Guarantees received	—	—	—	—	—
Commitments acquired	—	5	101	138	244
Commitments/guarantees cancelled	—	—	—	—	—
Dividends and other distributed profit	—	2	—	8	10
Other transactions	—	—	3,348	1,803	5,151

In addition to the detail provided above, there were insurance contracts linked to pensions amounting to EUR 423 million at June 30, 2017 (June 30, 2016: EUR 285 million).

14   Off-balance-sheet exposures

Granted guarantees include financial guarantees contracts such as financial bank guarantees, credit derivatives, and risks arising from derivatives granted to third parties; non-financial guarantees include other guarantees and irrevocable documentary credits.

Contingent commitments provided includes all off-balance-sheet exposures, which are not classified as guarantees provided, including drawable by third parties.

	Millions of euros
	06/30/2017	12/31/2016

Granted guarantees	48,167	44,434
Financial guarantees	13,720	17,244
Non-financial guarantees	31,612	24,477
Irrevocable documentary credits	2,835	2,713
Contingent commitment granted	256,617	231,962
Loans commitments	210,590	202,097
Other commitments	46,027	29,865
	304,784	276,396

At June 30, 2017 and December 31, 2016 the Group had registered guarantees and commitments classified as doubtful amounting EUR 1,363 million and EUR 1,078 million with a provision of EUR 645 million and EUR 459 million, respectively.

15.   Average headcount and number of offices

The average number of employees at the Bank and the Group, by gender, in the six month period ended June 30, 2017 and 2016 is as follows:

	Bank		Group
Average headcount	06/30/2017	06/30/2016	06/30/2017	06/30/2016

Men	11,657	12,672	84,758	86,716
Women	9,787	10,131	106,060	106,771
	21,444	22,803	190,818	193,487

The number of offices at June 30, 2017 and December 31, 2016 is as follow:

	Group
Number of offices	06/30/2017	12/31/2016

Spain	4,709	2,911
Group	9,118	9,324
	13,827	12,235

16.   Other disclosures

a)Valuation techniques for financial assets and liabilities

The following table shows a summary of the fair values, at June 30, 2017 and December 31, 2016, of the financial assets and liabilities indicated below, classified on the basis of the various measurement methods used by the Group to determine their fair value:

	Millions of euros
	06/30/2017			12/31/2016
	Published price quotations in active markets	Internal models	Total	Published price quotations in active markets	Internal models	Total
	(Level 1)	(Level 2 and 3)		(Level 1)	(Level 2 and 3)
Financial assets held for trading	58,303	74,045	132,348	64,259	83,928	148,187
Financial assets designated at fair value through profit or loss	3,943	37,455	41,398	3,220	28,389	31,609
Financial assets available-for-sale (1)	118,609	23,552	142,161	89,563	25,862	115,425
Hedging derivatives (assets)	—	9,496	9,496	216	10,161	10,377
Financial liabilities held for trading	15,974	80,163	96,137	20,906	87,859	108,765
Financial liabilities designated at fair value through profit or loss	—	53,788	53,788	—	40,263	40,263
Hedging derivatives (liabilities)	12	7,626	7,638	9	8,147	8,156
Liabilities under insurance contracts	—	1,693	1,693	—	652	652

(1)In addition to the financial instruments measured at fair value shown in the foregoing table, at June 30, 2017, the Bank held equity instruments classified as available-for-sale financial assets and carried at cost amounting to EUR 1,400 million (December 31, 2016: EUR 1,349 million).

Financial instruments at fair value, determined on the basis of published price quotations in active markets (Level 1), include government debt securities, private-sector debt securities, derivatives traded in organized markets, securitized assets, shares, short positions and fixed-income securities issued.

In cases where price quotations cannot be observed, management makes its best estimate of the price that the market would set, using its own internal models. In most cases, these internal models use data based on observable market parameters as significant inputs (Level 2) and, in very specific cases, they use significant inputs not observable in market data (Level 3).

In order to make these estimates, various techniques are employed, including the extrapolation of observable market data. The best evidence of the fair value of a financial instrument on initial recognition is the transaction price, unless the fair value of the instrument can be obtained from other market transactions performed with the same or similar instruments or can be measured by using a valuation technique in which the variables used include only observable market data, mainly interest rates.

The Group did not make any material transfers of financial instruments to level 3 for the six-month period ended June 30, 2017.

The Group has developed a formal process for the systematic valuation and management of financial instruments, which has been implemented worldwide across all the Group’s units. The governance scheme for this process distributes responsibilities between two independent divisions: Treasury (development, marketing and daily management of financial products and market data) and Risk (on a periodic basis, validation of pricing models and market data, computation of risk metrics, new transaction approval policies, management of market risk and implementation of fair value adjustment policies). The approval of new products follows a sequence of steps (request, development, validation, integration in corporate systems and quality assurance) before the product is brought into production. This process ensures that pricing systems have been properly reviewed and are stable before they are used.

The most important products and families of derivatives, and the related valuation techniques and inputs, by asset class, are detailed in the consolidated financial statements as at December 31, 2016.

As of June 30, 2017, the CVA (Credit Valuation Adjustment) accounted for was EUR 420.2 million (the -34.7 % from December 31, 2016 year-end) and adjustments of DVA (Debt Valuation Adjustment) was EUR 240.8 million (-38.3% compared to December 31, 2016). The reductions are mainly due to the exposure reduction and the decrease of credit spreads. CVA and DVA have been included as an input in the financial assets and liabilities disclosed in the following table.

Set forth below are the financial instruments at fair value whose measurement was based on internal models (Levels 2 and 3) at June 30, 2017 and December 31, 2016:

	Millions of euros
	Fair values calculated using internal models at 06/30/17		Fair values calculated using internal models at 12/31/16
	Level 2	Level 3	Level 2	Level 3	Valuation techniques	Main inputs
ASSETS:	143,224	1,324	146,991	1,349
Financial assets held for trading	73,691	354	83,587	341
Credit institutions	6,182	—	3,220	—	Present Value Method	Yield curves, FX market prices
Customers (a)	11,987	—	9,504	—	Present Value Method	Yield curves, FX market prices
Debt instruments and equity instruments	897	40	798	40	Present Value Method	Yield curves, HPI, FX market prices
Derivatives	54,625	314	70,065	301
Swaps	41,952	48	53,499	55	Present Value Method, Gaussian Copula (b)	Yield curves, FX market prices, Basis, Liquidity
Exchange rate options	469	7	524	2	Black-Scholes Model	Yield curves, Volatility surfaces, FX market prices, Liquidity
Interest rate options	4,949	153	5,349	173	Black's Model, Heath-Jarrow-Morton Model	Yield curves, Volatility surfaces, FX market prices, Liquidity, Correlation
Interest rate futures	4	—	1,447	—	Present Value Method	Yield curves, FX market prices
Index and securities options	1,897	20	1,725	26	Black-Scholes Model	Yield curves, Volatility surfaces, FX & EQ market prices, Dividends, Correlation, Liquidity, HPI
Other	5,354	86	7,521	45	Present Value Method, Monte Carlo simulation and other	Yield curves, Volatility surfaces, FX market prices, Other
Hedging derivatives	9,480	16	10,134	27
Swaps	8,703	16	9,737	27	Present Value Method	FX market prices, Yield curves, Basis
Exchange rate options	—	—	—	—	Black-Scholes Model	FX market prices, Yield curves, Volatility surfaces
Interest rate options	11	—	13	—	Black's Model	FX market prices, Yield curves, Volatility surfaces
Other	766	—	384	—	N/A	N/A
Financial assets designated at fair value through profit or loss
	37,154	301	28,064	325		FX market prices, Yield curves
Credit institutions	16,796	—	10,069	—	Present Value Method	FX market prices, Yield curves, HPI
Customers (c)	19,695	73	17,521	74	Present Value Method	FX market prices, Yield curves
Debt instruments and equity instruments	663	228	474	251	Present Value Method
Financial assets available-for-sale	22,899	653	25,206	656		FX market prices, Yield curves

LIABILITIES:	143,159	111	136,835	86
Financial liabilities held for trading	80,067	96	87,790	69
Central banks	—	—	1,351	—	Present Value Method	FX market prices, Yield curves
Credit institutions	777	—	44	—	Present Value Method	FX market prices, Yield curves
Customers	15,839	—	9,996	—	Present Value Method	FX market prices, Yield curves
Debt securities issues	—	—	—	—		Yield curves, HPI, FX market prices
Derivatives	55,743	96	73,481	69
Swaps	43,925	1	57,103	1	Present Value Method, Gaussian Copula (b)	FX market prices, Yield curves, Basis, Liquidity, HPI
Exchange rate options	347	21	413	—	Black-Scholes Model	FX market prices, Yield curves, Volatility surfaces, Liquidity
Interest rate options	5,335	19	6,485	21	Black's Model, Heath-Jarrow-Morton Model	FX market prices, Yield curves, Volatility surfaces, Liquidity, Correlation
Index and securities options	1,849	47	1,672	46	Black-Scholes Model	FX & EQ market prices, Yield curves, Volatility surfaces, Dividends, Correlation, Liquidity, HPI
Interest rate and equity futures	1	—	1,443	—	Present Value Method	FX & EQ market prices, Yield curves
Other	4,286	8	6,365	1	Present Value Method, Monte Carlo simulation and other	FX market prices, Yield curves, Volatility surfaces, Other
Short positions	7,708	—	2,918	—	Present Value Method	FX & EQ market prices, Yield curves
Hedging derivatives	7,618	8	8,138	9
Swaps	7,219	8	6,676	9	Present Value Method	FX market prices, Yield curves, Basis
Exchange rate options	—	—	—	—	Black-Scholes Model	FX market prices, Yield curves
Interest rate options	189	—	10	—	Black's Model	FX market prices, Yield curves
Other	210	—	1,452	—	N/A	N/A
Financial liabilities designated at fair value through profit or loss	53,781	7	40,255	8	Present Value Method	FX market prices, Yield curves
Liabilities under insurance contracts	1,693	—	652	—	Present Value Method

(a)Includes mainly short-term loans and reverse repurchase agreements with corporate customers (mainly brokerage and investment companies).

(b)Includes credit risk derivatives with a net fair value of EUR 0 million recognized in the interim condensed consolidated balance sheet. These assets and liabilities are measured using the Standard Gaussian Copula Model.

(c)Includes home mortgage loans to financial institutions in the UK (which are regulated and partly financed by the Government). The fair value of these loans was obtained using observable market variables, including current market transactions with similar amounts and collateral facilitated by the UK Housing Association. Since the Government is involved in these financial institutions, the credit risk spreads have remained stable and are homogeneous in this sector. The results arising from the valuation model are checked against current market transactions.

The measurements obtained using the internal models might have been different had other methods or assumptions been used with respect to interest rate risk, to credit risk, market risk and foreign currency risk spreads, or to their related correlations and volatilities. Nevertheless, the Bank’s directors consider that the fair value of the financial assets and liabilities recognized in the consolidated balance sheet and the gains and losses arising from these financial instruments are reasonable.

Level 3 financial instruments

Set forth below are the Group’s main financial instruments measured using unobservable market data that constitute significant inputs of the internal models (Level 3):

–     Instruments in Santander UK’s portfolio (loans, debt instruments and derivatives) linked to the House Price Index (HPI). Even if the valuation techniques used for these instruments may be the same as those used to value similar products (present value in the case of loans and debt instruments, and the Black-Scholes model for derivatives), the main factors used in the valuation of these instruments are the HPI spot rate, the growth rate of that rate, its volatility and mortality rates, which are not always observable in the market and, accordingly, these instruments are considered illiquid.

•The HPI spot rate: for some instruments the NSA HPI spot rate, which is directly observable and published on a monthly basis, is used. For other instruments where regional HPI rates must be used (published quarterly), adjustments are made to reflect the different composition of the rates and adapt them to the regional composition of Santander UK’s portfolio.

•HPI growth rate: this is not always directly observable in the market, especially for long maturities, and is estimated in accordance with existing quoted prices. In order to reflect the uncertainty implicit in these estimates, adjustments are made based on an analysis of the historical volatility of the HPI, incorporating reversion to the mean.

•HPI volatility: the long-term volatility is not directly observable in the market but is estimated on the basis of more short-term quoted prices and by making an adjustment to reflect the existing uncertainty, based on the standard deviation of historical volatility over various time periods.

•Mortality rates: these are based on published official tables and adjusted to reflect the composition of the customer portfolio for this type of product at Santander UK.

–     Illiquid CDOs and CLOs in the portfolio of the treasury unit in Madrid. These are measured by grouping together the securities by type of underlying (sector/country), payment hierarchy (prime, mezzanine, junior, etc.), and assuming forecast conditional prepayment rates (CPR) and default rates, adopting conservative criteria.

–     Trading derivatives on baskets of shares. These are measured using advanced local and stochastic volatility models, using Monte Carlo simulations; the main unobservable input is the correlation between the prices of the shares in each basket in question.

–     Callable interest rate trading derivatives (Bermudan style options) where the main unobservable input is mean reversion of interest rates.

The net amount recorded in the results of the first six months of 2017 resulting from the aforementioned valuation models which main inputs are unobservable market data (Level 3) amounted to EUR 42 million losses.

The table below shows the effect, at June 30, 2017, on the fair value of the main financial instruments classified as Level 3 of a reasonable change in the assumptions used in the valuation. This effect was determined by applying the probable valuation ranges of the main unobservable inputs detailed in the following table:

Portfolio/Instrument				Weighted	Impacts (in millions of euros)
(Level 3)	Valuation technique	Main unobservable inputs	Range	average	Unfavorable scenario	Favorable scenario
Financial assets held for trading
Debt instruments and equity instruments	Partial differential equations	Long-term volatility	27% - 41%	37.11%	(0.1)	0.1
Derivatives	Present Value Method	Curves on TAB indices (*)	(a)	(a)	(1.5)	1.5
	Present Value Method, Modified Black-Scholes Model	Prepaid Curves	0%-5%	2.86%	(32.5)	24.3
		HPI spot rate	n/a	760.7 (**)	(9.8)	9.8
		Volatility long term FX	13%-21%	13.6%	(4.6)	0.8
	Standard Gaussian Copula Model	Probability of default	0%-5%	2.84%	(0.5)	0.6
	Advanced local and stochastic volatility models	Reversion to the average interest rate	(2%)-2%	0.0%	(1.1)	1.1

Financial assets designated at fair value through profit or loss
Customers	Weighted average by probability (according to forecast mortality rates) of European HPI options, using the Black-Scholes model	HPI forward growth rate	0%-5%	2.88%	(7.2)	5.3
Debt securities and equity instruments	Weighted average by probability (according to forecast mortality rates) of HPI forwards, using the present value model	HPI forward growth rate	0%-5%	2.86%	(35.5)	26.5
	Weighted average by probability (according to forecast mortality rates) of HPI forwards, using the present value model	HPI spot rate	n/a	760.7 (**)	(18.9)	18.9
Financial assets available-for-sale
Debt securities and equity instruments	Present Value Method, others	Non-performing loans and prepayment ratios, cost of capital, long-term earnings growth rate	(a)	(a)	(3.8)	3.8
	Present Value Method, others	Contingencies for litigation	0%-100%	42%	(19.8)	14.3
Financial liabilities held for trading
Derivatives	Present Value Method, Modified Black-Scholes Model	HPI forward growth rate	0%-5%	2.84%	(8.6)	11.3
	Present Value Method, Modified Black-Scholes Model	HPI spot rate	n/a	723.45 (**)	(9.4)	9.9
	Present Value Method, Modified Black-Scholes Model	Curves on TAB indices (*)	(a)	(a)	—	—
	Advanced local and stochastic volatility models	Correlation between share prices	(2%)-2%	0.00	(b)	(b)

Hedging Derivatives (Liabilities)	Advanced multi-factor interest rate models	Mean reversion of interest rates	0.0001-0.03	1.0%	—	0.0

Financial liabilities designated at fair value through profit or loss	—	—	—	—	(b)	(b)

(*)  TAB: “Tasa Activa Bancaria” (Active Bank Rate). Average deposit interest rates (over 30, 90, 180 and 360 days) published by the Chilean Association of Banks and Financial Institutions (ABIF) in nominal currency (Chilean peso) and in real terms, adjusted for inflation (Unidad de Fomento - UF).

(**) There are national and regional HPI indices. The HPI spot value is the weighted average of the indices that correspond to the positions of each portfolio. The impact reported is a change of 10%.

(***) Theoretical average value of the parameter. The change arising on a favorable scenario is from 0.00001 to 0.03. An unfavorable scenario is not considered as there is insufficient margin for an adverse change from the current parameter level. The Group is also exposed, to a lesser extent, to this type of derivative in currencies other than the euro and, therefore, both the average and the range of the unobservable inputs are different. The impact in an unfavorable scenario would be losses of EUR 2.3 million.

(a)The exercise was conducted for the unobservable inputs described in the main unobservable inputs column under probable scenarios. The range and weighted average value used are not shown because the aforementioned exercise was conducted jointly for various inputs or variants thereof (e.g. the TAB input comprises vector-time curves, for which there are also nominal yield curves and inflation-indexed yield curves), and it was not possible to break down the results separately by type of input. In the case of the TAB curve the gain or loss is reported for changes of +/-100 basis points for the total sensitivity to this index in Chilean pesos and UFs.

(b)The Group calculates the potential impact on the measurement of each instrument on a joint basis, regardless of whether the individual value is positive (assets) or negative (liabilities), and discloses the joint effect associated with the related instruments classified on the asset side of the consolidated balance sheet.

Lastly, the changes in the financial instruments classified as Level 3 in the first half of 2017 were as follows:

	12/31/2016	Changes								06/30/2017
Millions of euros	Fair value calculated using internal models (Level 3)	Purchases	Sales	Issues	Settlements	Changes in fair value recognized in profit or loss	Changes in fair value recognized in equity	Level reclassifications	Other	Fair value calculated using internal models (Level 3)

Financial assets held for trading	341	45	(3)	—	—	24	—	—	(5)	354
Debt securities and equity instruments	40	—	—	—	—	—	—	—	—	40
Trading derivatives	301	45	(3)	—	—	24	—	—	(5)	314
Swaps	55	—	—	—	—	(4)	—	—	(3)	48
Exchange rate options	2	5	—	—	—	—	—	—	—	7
Interest rate options	173	—	—	—	—	(20)	—	—	—	153
Index and securities options	26	—	—	—	—	(5)	—	—	(1)	20
Other	45	40	(3)	—	—	5	—	—	(1)	86
Hedging derivatives	27	—	(1)	—	—	(10)	—	—	—	16
Swaps	27	—	(1)	—	—	(10)	—	—	—	16
Financial assets designated at fair value through profit or loss	325	—	(4)	—	—	(9)	—	—	(11)	301
Loans and advances to customers	74	—	—	—	—	1	—	—	(2)	73
Debt instruments	237	—	(4)	—	—	(11)	—	—	(8)	214
Equity instruments	14	—	—	—	—	1	—	—	(1)	14
Financial assets available-for-sale	656	—	(121)	—	(1)	—	30	(3)	92	653
TOTAL ASSETS	1,349	45	(129)	—	(1)	(43)	30	(3)	76	1,324

Financial liabilities held for trading	69	28	—	—	—	—	—	—	(1)	96
Trading derivatives	69	28	—	—	—	—	—	—	(1)	96
Swaps	1	—	—	—	—	—	—	—	—	1
Interest rate of currency exchange	—	21	—	—	—	—	—	—	—	21
Interest rate options	21	—	—	—	—	(2)	—	—	—	19
Index and securities options	46	—	—	—	—	2	—	—	(1)	47
Others	1	7	—	—	—	—	—	—	—	8
Hedging derivatives	9	—	—	—	—	(1)	—	—	—	8
Swaps	9	—	—	—	—	(1)	—	—	—	8
Financial liabilities designated at fair value through profit or loss	8	—	—	—	—	—	—	—	(1)	7
TOTAL LIABILITIES	86	28	—	—	—	(1)	—	—	(2)	111

b)    Sovereign risk with peripheral European countries

The detail at June 30, 2017 and December 31, 2016, by type of financial instrument, of the Group credit institutions’ sovereign risk exposure to Europe’s peripheral countries and of the short positions held with them, taking into consideration the scope established by the European Banking Authority (EBA) in the analyses performed on the capital needs of European credit institutions (see Note 54 to the consolidated financial statements for 2016), is as follows:

Sovereign risk by country of issuer/borrower at June 30, 2017 (*)
	Millions of euros
	Debt instruments							Derivatives (***)
	Financial assets
	held for trading
	and Financial
	assets
	designated at		Available-			Loans and
	fair value		for-sale		Held-to	advances to	Total net direct
	through profit	Short	financial	Loans and	maturity	customers	exposure	Other than
	or loss	positions	assets	receivables	investments	(**)	(****)	CDSs	CDSs
Spain	5,427	(2,086)	38,835	1,749	1,957	18,190	64,072	(133)	—
Portugal	374	(381)	7,526	272	3	923	8,717	—	1
Italy	2,806	(818)	6,079	3	—	17	8,087	(5)	5
Greece	—	—	—	—	—	—	—	—	—
Ireland	—	—	2	—	—	—	2	—	—

(*)  Information prepared under EBA standards. Also, there are government debt securities on insurance companies’ balance sheets amounting to EUR 11,120 million (of which EUR 9,823 million, EUR 965 million and EUR 332 million relate to Spain, Portugal and Italy, respectively) and off-balance-sheet exposure other than derivatives-contingent liabilities and commitments-amounting to EUR 10,818 million (of which EUR 10,450 million, EUR 61 million and EUR 307 million to Spain, Portugal and Italy, respectively).

(**) Presented without taking into account the valuation adjustments recognized (EUR 27 million).

(***) “Other than CDSs” refers to the exposure to derivatives based on the location of the counterparty, irrespective of the location of the underlying. “CDSs” refers to the exposure to CDSs based on the location of the underlying.

(****) Included in the balance sheet, direct exposures are EUR 22,168 million includes the Banco Popular mainly concentrated in debt securities.

Sovereign risk by country of issuer/borrower at December 31, 2016 (*)
Millions of euros
	Debt instruments							Derivatives (***)
Financial assets
held for trading
and Financial
assets
	designated at		Available-			Loans and
	fair value		for-sale		Held-to	advances to	Total net direct
	through profit	Short	financial	Loans and	maturity	customers	exposure	Other than
	or loss	positions	assets	receivables	investments	(**)	(****)	CDSs	CDSs
Spain	8,943	(4,086)	23,415	1,516	1,978	14,127	45,893	(176)	—
Portugal	154	(212)	5,982	214	4	930	7,072	—	—
Italy	2,211	(758)	492	—	—	7	1,952	(2)	2
Greece	—	—	—	—	—	—	—	—	—
Ireland	—	—	—	—	—	—	—	—	—

(*)  Information prepared under EBA standards. Also, there are government debt securities on insurance companies balance sheets amounting to EUR 10,502 million (of which EUR 9,456 million, EUR 717 million and EUR 329 million relate to Spain, Portugal and Italy, respectively) and off-balance-sheet exposure other than derivatives –contingent liabilities and commitments– amounting to EUR 5,449 million (of which EUR 5,349 million, EUR 91 million and EUR 9 million to Spain, Portugal and Italy, respectively).

(**) Presented without taking into account the valuation adjustments recognized (EUR 27 million).

(***) “Other than CDSs” refers to the exposure to derivatives based on the location of the counterparty, irrespective of the location of the underlying. “CDSs” refers to the exposure to CDSs based on the location of the underlying.

The detail of the Group’s other exposure to other counterparties (private sector, central banks and other public entities that are not considered to be sovereign risks) in the aforementioned countries at June 30, 2017 and December 31, 2016 is as follows:

Exposure to other counterparties by country of issuer/borrower at June 30, 2017 (*)
		Millions of euros
			Debt instruments						Derivatives (***)
			Financial assets
	Balances		held for trading	Available-			Loans and
	with	Reverse	and Financial	for-sale		Held to	advances to	Total net
	central	repurchase	assets designated	financial	Loans and	maturity	customers	direct	Other than
	banks	agreements	at FVTPL	assets	receivables	investments	(**)	exposure	CDSs	CDSs
Spain	19,526	7,875	1,130	4,346	906	-	230,947	264,730	1,718	(10)
Portugal	1,994	—	145	314	4,000	235	34,877	41,565	1,479	—
Italy	12	1,678	509	666	—	—	9.614	12.479	199	5
Greece	—	—	—	—	—	—	59	59	31	—
Ireland	—	—	38	503	68	—	948	1,557	88	—

(*)  Also, the Group has off-balance-sheet exposure other than derivatives -contingent liabilities and commitments- amounting to EUR 81,400 million – of which Banco Popular is EUR 17,907 million -, EUR 8,458 million, EUR 3,692 million, EUR 3 million and EUR 608 million to counterparties in Spain, Portugal, Italy, Greece and Ireland, respectively.

(**)  Presented excluding valuation adjustments and impairment losses recognized (EUR 20,211 million, of which approximately EUR 12,388 million come from Banco Popular).

(***) “Other than CDSs” refers to the exposure to derivatives based on the location of the counterparty, irrespective of the location of the underlying. “CDSs” refers to the exposure to CDSs based on the location of the underlying.

(****) Included in the balance sheet, direct exposures are EUR 95,990 million includes the Banco Popular mainly concentrated in credit to customers.

Exposure to other counterparties by country of issuer/borrower at December 31, 2016 (*)
		Millions of euros
			Debt instruments						Derivatives (***)
	Balances		Financial assets held	Financial
	with	Reverse	for trading and	assets		Held to	Loans and	Total net
	central	repurchase	Financial assets	available-	Loans and	maturity	advances to	direct	Other than
	banks	agreements	designated at FVTPL	for-sale	receivables	investments	customers (**)	exposure	CDSs	CDSs
Spain	9,640	8,550	1,223	4,663	711	—	147,246	172,033	2,977	(16)
Portugal	655	—	84	426	3,936	240	28,809	34,150	1,600	—
Italy	26	—	818	732	—	—	6,992	8,568	161	6
Greece	—	—	—	—	—	—	47	47	34	—
Ireland	—	—	45	396	77	—	985	1,503	690	—

(*)   Also, the Group has off-balance-sheet exposure other than derivatives -contingent liabilities and commitments- amounting to EUR 64,522 million, EUR 6,993 million, EUR 3,364 million, EUR 268 million and EUR 369 million to counterparties in Spain, Portugal, Italy, Greece and Ireland, respectively.

(**) Presented excluding valuation adjustments and impairment losses recognized (EUR 8,692 million).

(***)“Other than CDSs” refers to the exposure to derivatives based on the location of the counterparty, irrespective of the location of the underlying. “CDSs” refers to the exposure to CDSs based on the location of the underlying.

Following is certain information on the notional amounts of the CDSs detailed in the foregoing tables at June 30, 2017 and December 31, 2016:

06/30/2017
Millions of euros
		Notional amount			Fair value
		Bought	Sold	Net	Bought	Sold	Net
Spain	Sovereign	—	—	—	—	—	—
	Other	566	490	76	(7)	(3)	(10)
Portugal	Sovereign	26	288	(262)	—	1	1
	Other	—	10	(10)	—	—	—
Italy	Sovereign	26	451	(425)	—	5	5
	Other	393	206	187	(4)	9	5
Greece	Sovereign	—	—	—	—	—	—
	Other	—	—	—	—	—	—
Ireland	Sovereign	—	—	—	—	—	—
	Other	—	—	—	—	—	—

12/31/2016
Millions of euros
		Notional amount			Fair value
		Bought	Sold	Net	Bought	Sold	Net
Spain	Sovereign	—	—	—	—	—	—
	Other	534	751	(217)	(3)	(13)	(16)
Portugal	Sovereign	28	290	(262)	1	(1)	—
	Other	—	6	(6)	—	—	—
Italy	Sovereign	78	503	(425)	—	2	2
	Other	317	362	(45)	(1)	7	6
Greece	Sovereign	—	—	—	—	—	—
	Other	—	—	—	—	—	—
Ireland	Sovereign	—	—	—	—	—	—
	Other	—	—	—	—	—	—

c)     Refinancing and restructured transactions

The following forms are use with the meanings specified below:

•Refinancing transaction: transaction granted or used for reasons relating to -current or foreseeable- financial difficulties the borrower may have in repaying one or more of the transactions granted to it, or through which the payments on such transactions are brought fully or partially up to date, in order to enable the borrowers of cancelled or refinanced transactions to repay the debt (principal and interest) because the borrower is unable, or might foreseeably become unable, to comply with the conditions thereof in due time and form.

•Restructured transaction: transaction with respect to which, for economic or legal reasons relating to current or foreseeable financial difficulties of the borrower, the financial terms and conditions are modified in order to facilitate the payment of the debt (principal and interest) because the borrower is unable, or might foreseeably become unable, to comply with the aforementioned terms and conditions in due time and form, even if such modification is envisaged in the agreement.

For maximum guarantees amount, we will consider as follows:

•Real guarantees: the appraisal amount or valuation amount of the real guarantees received; for each transaction will be as maximum the covered amount of exposure.

•Personal guarantees, maximum amount guarantors will have to pay if the guarantee is implemented.

	06/30/2017
	Total							Of which: Non performing
	Without collateral (a)		With collateral					Without collateral (a)		With collateral
					Maximum amount of collateral that can be considered		Accumulated Impairment or losses at					Maximum amount of collateral that can be considered		Accumulated Impairment or losses at
Amounts in millions of euros, except number of transactions in units	Number of transactions	Gross amount	Number of operations	Gross amount	Mortgage guarantee	Other guarantees	fair value due to credit risk	Number of transactions	Gross amount	Number of transactions	Gross |amount	Mortgage guarantee	Other guarantees	fair value due to credit risk
Credit entities	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Public sector	52	132	26	24	12	5	3	14	73	13	7	7	—	2
Other financial institutions and: individual shareholder)	233	60	118	29	12	13	13	83	9	57	16	6	7	12
Non-financial institutions and individual shareholder	250,927	9,773	48,298	19,771	12,217	1,379	11,607	121,198	5,921	25,981	13,677	8,229	570	10,570
Of which: Financing for constructions and property development	1,693	1,150	6,098	7,604	4,559	151	5,457	1,402	964	5,142	6,382	3,588	74	4,910
Other warehouses	1,794,341	4,494	810,839	20,004	10,128	4,325	4,264	785,317	1,845	101,194	4,724	3,389	361	2,706
Total	2,045,553	14,459	859,281	39,828	22,369	5,722	15,887	906,612	7,848	127,245	18,424	11,631	938	13,290
Financing classified as non— current assets	—	—	—	—	—	—	—	—	—	—	—	—	—	—

(a) Includes other guarantees different to the reals by the amount of EUR 1,081 million, of which non-performing EUR 487 million.

The table below shows the changes of these balances during the first semester of 2017:

Millions of euros
Carrying amount	06/30/2017
Opening balances	37,366
(+) Refinancing and Restructured balances	6,249
Memorandum items: Amount registered in the income statements	1,323
(-) Debt repayment	(4,674)
(-) Foreclosures	(556)
(-) Balance derecognition (Written-off reclassification)	(2,793)
(+)/(-) Other changes(*)	2,808
Final Balances	38,400

(*)Includes the balances of the acquisition of Banco Popular amounting to EUR 6,618 million.

d)     Real estate business-Spain

i)     Portfolio of home purchase loans to families

Home purchase loans granted to families in Spain on June 30, 2017 amounted to EUR 66,653 million. Of which mortgage guarantees are 98.70%.

	06/30/2017
	Gross Amount	Of which: Non performing

Home purchase loans to families
- Without mortgage guarantee	858	76
- With mortgage guarantee	65,795	2,812
	66,653	2,888

The risk profile of the home purchase mortgage loan portfolio in Spain remained at a medium-low level, with limited prospects of additional impairment:

•All mortgage transactions include principal repayments from the very first day.

•Early repayment is common practice and, accordingly, the average life of the transactions is far shorter than their contractual term.

•Debtors provide all their assets as security, not just the home.

•High quality of collateral, since the portfolio consists almost exclusively of principal-residence loans.

•78% of the portfolio has an LTV of less than 80% (calculated as the ratio of total exposure to the amount of the latest available appraisal).

	06/30/2017
	Loan to value ratio
In millions of euros	Less than or equal to 40%	More than 40% or less than 60%	More than 60% and less than 80%	More than 80% and less or equal to 100%	More than 100%	TOTAL
Gross amount	14,574	17,541	19,333	8,782	5,565	65,795
- Of which: Non performing	265	369	607	537	1,034	2,812

ii)    Financing construction and property development

At June 30, 2017 the financing amount related to construction and real estate business in Spain amounted to EUR 9,460 million net of allowances.

	06/30/2017
Millions of euros	Gross Amount	Excess over collateral value	Specific allowance
Financing construction and property development recognized by the Group´s credit institutions (business in Spain)	19,404	7,804	(9,944)
Of which: Non-performing	13,535	6,779	(9,374)
Memorandum items:
- Written-off assets	(3,147)	—	—

06/30/2017
Millions of euros	Carrying amount
Memorandum items:
Total loans and advances to customers excluding the public sector (business in Spain)	248,798
Total consolidated assets (Total business)	1,445,261
Impairment losses and provision for exposure classified as normal (total business)	(8,962)

At the end June 30, 2017 the concentration of this portfolio was as follows:

06/30/2017
Millions of euros	Gross amount
Without mortgage guarantee	3,843
With mortgage guarantee	15,561
Completed buildings	8,926
Residential	3,689
Other	5,237
Buildings under construction	1,958
Residential	920
Other	1,038
Land	4,677
Developed Land	3,873
Other Land	804
Total	19,404

e)     Solvency information

The Group has a capital adequacy position that surpasses the levels required by regulations and the European Central Bank. At the end of 2015 the ECB notified each bank of its minimum prudential capital requirements for the following year. In 2017, at consolidated level, Santander Group must have a minimum phase-in CET1 capital ratio of 7.75% (7.25 % is the requirement for Pillar I, Pillar II and the capital conservation buffer, and 0.50% is the requirement for being a global systemically important bank). At June 30, 2017 and December 31, 2016, the Group’s capital exceeded the ECB’s minimum requirement.

Capital ratio phase - in

	06/30/2017 (*)	12/31/2016
Capital ratio
Ordinary common equity tier 1 (Millions of euros)	69,168	73,709
Ordinary common equity tier 1 (Millions of euros)	2,466	—
Ordinary common equity tier 2 (Millions of euros)	13,725	12,628
Assets (Millions of euros)	630,130	588,088
Ordinary common equity tier 1 ratio (CET 1)	10.98%	12.53%
Additional capital tier 1 ratio (AT 1)	0.39%	—
Capital Tier 1 ratio (TIER 1)	11.37%	12.53%
Capital Tier 2 ratio (TIER 2)	2.18%	2.15%
Total capital ratio	13.55%	14.68%

(*)These amounts exclude the effect of the capital increase described in Note 1.h. Including the capital increase, the ordinary common equity tier 1 ratio (CET 1) is 12.08% and the total capital ratio is 14.65%.

Leverage

	06/30/2017 (*)	12/31/2016
Leverage
Tier 1 capital (Millions of euros)	71,635	73,709
Exposure (Millions of euros)	1,473,599	1,364,754
Leverage ratio	4.86%	5.40%

(*)These amounts exclude the effect of the capital increase described in Note 1.h. Including the capital increase the leverage ratio is 5.31%.

17.Additional disclosure requirements

This Note includes relevant information about additional disclosure requirements.

17.1Parent company financial statements

Following are the summarized balance sheets of Banco Santander, S.A. as of June 30, 2017 (unaudited) and December 31, 2016. In the financial information of the Parent, investments in subsidiaries, jointly controlled entities and associates are recorded at cost.

UNAUDITED CONDENSED BALANCE SHEETS	June 30, 2017	December 31, 2016
(Parent company only)	(Millions of Euros)
Assets
Cash and due from banks	65,917	49,979
Of which:
To bank subsidiaries	20,269	11,442
Trading account assets	60,856	70,437
Investment securities	52,352	45,702
Of which:
To bank subsidiaries	8,320	8,326
To non-bank subsidiaries	3,874	3,662
Net Loans and leases	201,731	195,532
Of which:
To non-bank subsidiaries	33,948	35,085
Investment in affiliated companies	76,966	80,614
Of which:
To bank subsidiaries	54,316	63,210
To non-bank subsidiaries	22,650	17,404
Premises and equipment, net	1,883	1,834
Other assets	17,331	17,146
Total assets	477,035	461,244

Liabilities
Deposits	272,585	265,565
Of which:
To bank subsidiaries	20,888	19,179
To non-bank subsidiaries	33,989	40,082
Short-term debt	35,838	19,110
Long-term debt	37,613	34,499
Total debt	73,451	53,609
Of which:
To bank subsidiaries	150	-
To non-bank subsidiaries	15,207	14,062
Other liabilities	68,270	78,835
Total liabilities	414,306	398,009

Stockholders' equity
Capital stock	7,291	7,291
Retained earnings and other reserves	55,437	55,944
Total stockholders' equity	62,728	63,235

Total liabilities and Stockholders’ Equity	477,035	461,244

Following are the summarized unaudited statements of income of Banco Santander, S.A. for the periods ended June 30, 2017 and 2016.

UNAUDITED CONDENSED STATEMENTS OF INCOME	Six months ended	Six months ended
(Parent company only)	June 30, 2017	June 30, 2016
	(Millions of Euros)
Interest income
Interest from earning assets	2,952	3,082
Dividends from affiliated companies	1,175	1,961
Of which:
From bank subsidiaries	847	1,412
From non-bank subsidiaries	328	549
	4,127	5,043
Interest expense	(1,540)	(1,571)
Interest income / (Charges)	2,587	3,472
Provision for credit losses	(251)	(416)
Interest income / (Charges) after provision for credit losses	2,336	3,056
Non-interest income:	2,243	1,611
Non-interest expense:	(3,091)	(3,772)
Income before income taxes	1,488	895
Income tax expense	(38)	202
Net income	1,450	1,096

Following are the summarized unaudited statements of comprehensive income of Banco Santander, S.A. for the periods ended June 30, 2017 and 2016.

UNAUDITED CONDENSED STATEMENTS OF	Six months ended	Six months ended
COMPREHENSIVE INCOME (Parent company only)	June 30, 2017	June 30, 2016
	(Millions of Euros)

NET INCOME	1,450	1,096
OTHER COMPREHENSIVE INCOME	(73)	(135)
Items that may be reclassified subsequently to profit or loss
Available-for-sale financial assets:	(114)	(13)
Revaluation gains/(losses)	120	145
Amounts transferred to income statement	(234)	(157)
Other reclassifications	—	—
Cash flow hedges:	8	(179)
Revaluation gains/(losses)	8	(179)
Amounts transferred to income statement	—	—
Amounts transferred to initial carrying amount of hedged items	—	—
Other reclassifications	—	—
Hedges of net investments in foreign operations:	—	—
Revaluation gains/(losses)	—	—
Amounts transferred to income statement	—	—
Other reclassifications	—	—
Exchange differences:	—	—
Non-current assets held for sale:	—	—
Income tax	32	59
Items that will not be reclassified to profit or loss:
Actuarial gains/(losses) on pension plans	1	(2)
Income tax	—	—
TOTAL COMPREHENSIVE INCOME	1,376	961

Following are the summarized unaudited cash flow statements of Banco Santander, S.A. for the periods ended June 30, 2017 and 2016.

UNAUDITED CONDENSED CASH FLOW STATEMENTS	Six months ended	Six months ended
(Parent company only)	June 30, 2017	June 30, 2016
	(Millions of Euros)
1. Cash flows from operating activities
Consolidated profit	1,450	1,096
Adjustments to profit	1,086	980
Net increase/decrease in operating assets	(14,707)	7,154
Net increase/decrease in operating liabilities	14,658	(7,301)
Reimbursements/payments of income tax	(217)	530
Total net cash flows from operating activities (1)	2,269	2,458

2. Cash flows from investing activities
Investments (-)	(357)	(4,640)
Divestments (+)	4,184	1,600
Total net cash flows from investment activities (2)	3,827	(3,040)

3. Cash flows from financing activities
Issuance of own equity instruments	—	—
Disposal of own equity instruments	621	525
Acquisition of own equity instruments	(588)	(520)
Issuance of debt securities	1,800	1,541
Redemption of debt securities	(399)	(401)
Dividends paid	(1,604)	(1,443)
Issuance/Redemption of equity instruments	—	—
Other collections/payments related to financing activities	—	—
Total net cash flows from financing activities (3)	(171)	(298)

4. Effect of exchange rate changes on cash and cash equivalents (4)	(386)	(261)

5. Net increase/decrease in cash and cash equivalents (1+2+3+4)	5,540	(1,141)
Cash and cash equivalents at beginning of period	15,636	14,178
Cash and cash equivalents at end of period	21,176	13,037

17.2Preference Shares and Preferred Securities

The following table shows the balance of the preference shares and preferred securities as of June 30, 2017 and December 31, 2016:

	June 30, 2016	December 31, 2015
	(Millions of Euros)
Preference shares	408	449
Preferred securities	6,708	6,749
Total at period-end	7,116	7,198

Both Preference Shares and Preferred Securities are recorded under the “Financial liabilities at amortized cost – Subordinated Liabilities” caption in the consolidated balance sheet as of June 30, 2017 and December 31, 2016.

Preference Shares include the financial instruments issued by the consolidated companies which, although equity for legal purposes, do not meet the requirements for classification as equity in the financial statements. These shares do not carry any voting rights and are non-cumulative. They were subscribed to by non-Group third parties except for the shares of Santander UK amounting to GBP 200 million, are redeemable at the discretion of the issuer, based on the conditions of the issuer. None of these issues is convertible into Bank shares. At June 30, 2017, the following issues were convertible into Bank shares:

On March 5, May 8 and September 2, 2014, Banco Santander, S.A. announced that its executive committee had resolved to launch issuances of preference shares contingently convertible into newly issued ordinary shares of the Bank (“CCPSs”) for a nominal amount of EUR 1,500 million, USD 1,500 million and EUR 1,500 million. The interest, payment of which is subject to certain conditions and is discretionary, was set at 6.25% per annum for the first five years (to be reprised thereafter by applying a 541 basis-point spread to the 5-year Mid-Swap Rate) for the March issuance, at 6.375% per annum for the first five years (to be reprised thereafter by applying a 478.8 basis-point spread to the 5-year Mid-Swap Rate) for the May issuance and at 6.25% per annum for the first seven years (to be reprised every five years thereafter by applying a 564 basis-point spread to the 5-year Mid-Swap Rate) for the September issuance.

On March 25, 2014, May 28 and September 30, the Bank of Spain confirmed that the CCPSs were eligible as Additional Tier 1 capital under the new European capital requirements of Regulation (EU) No 575/2013. The CCPSs are perpetual, although they may be redeemed early in certain circumstances and would convert into newly issued ordinary shares of Banco Santander if the Common Equity Tier 1 ratio of the Bank or its consolidated group fell below 5.125%, calculated in accordance with Regulation (EU) No 575/2013. The CCPSs are traded on the Global Exchange Market of the Irish Stock Exchange.

Furthermore, on January 29, 2014, Banco Santander (Brasil), S.A. launched an issuance of Tier 1 perpetual subordinated notes for a nominal amount of USD 1,248 million, of which the Group acquired 89.6%. The notes are perpetual and convert into ordinary shares of Banco Santander (Brasil), S.A. if the Common Equity Tier 1 ratio, calculated as established by the Central Bank of Brazil, falls below 5.125%.

On April 18, 2017, Banco Santander, S.A. announced that we had agreed to place a fourth issue of contingent convertible bonds exchangeable for the Bank's new-issue common stock, without pre-emptive subscription right of existing shareholders. The issue was arranged through an accelerated bookbuild process and was directed solely at qualifying investors. The issue was made at par value and the return on the CCPSs -payment of which is discretional and also subject to certain conditions- was fixed at 6.75% per annum for the first five years, whereupon a spread of 680.3 basis points would be added to the five-year mid-swap rate. The final amount of the issue was EUR 750,000,000. Banco Santander, S.A. requested the European Central Bank to classify the CCPSs as additional tier 1 capital under EU Regulation 575/2013. The CCPSs are perpetual, though they may be repurchased if certain conditions are met, and they would also be converted into new-issue common shares of Banco Santander if the common equity Tier 1 ratio of the Bank or its consolidated group ever drops below 5.125%, calculated in accordance with the aforementioned EU Regulation. The CCPSs have been quoted and traded on the Global Exchange Market of the Irish Stock Exchange since April 25, 2017, their date of issue.

This category includes non-cumulative preferred non-voting shares issued by Santander UK plc, Santander UK Group Holdings Limited, Santander Holdings USA, Inc., Santander Bank, National Association and Santander Holdings, Ltd.

For the purposes of payment priority, Preferred Securities are junior to all general creditors and to subordinated deposits. The payment of dividends on these securities, which have no voting rights, is conditional upon the obtainment of sufficient distributable profit and upon the limits imposed by Spanish banking regulations on equity.

This category includes non-cumulative preferred non-voting securities issued by Santander Finance Capital, S.A. (Unipersonal), Santander Finance Preferred, S.A. (Unipersonal), and Santander International Preferred, S.A. (Sociedad Unipersonal), guaranteed by the Bank. It also includes non-cumulative preferred non-voting securities issued by Banco Santander, S.A., Banco Santander, (Brasil), S.A. and Santander UK Group.

Preference shares and preferred securities are perpetual securities and there is no obligation that requires the Group to redeem them. All securities have been fully subscribed by third parties outside the Group. In the consolidated balance sheets, these securities are shown net of any temporary transactions relating to liquidity guarantees, and are described in the table below:

	Outstanding at June 30, 2017
		Amount in
Preference Shares		currency	Interest rate	Redemption
Issuer/Date of issue	Currency	(million)		Option (1)

Santander UK plc, October 1995	Pounds Sterling	80.3	10.375%	No option
Santander UK plc, February 1996	Pounds Sterling	80.3	10.375%	No option
Santander UK plc, May 2006	Pounds Sterling	13.8	6.222% (2)	May 24, 2019
Santander Bank, National Association, August 2000	US Dollar	153.0	12.00%	May 16, 2020
Santander Holdings USA, Inc, May 2006 (*)	US Dollar	75.5	7.30%	May 15, 2011

	Outstanding at June 30, 2017
		Amount in
Preferred Securities		currency
Issuer/Date of issue	Currency	(million)	Interest rate	Maturity date

Banco Santander, S.A.
Banco Español de Crédito, October 2004	Euro	36.5	€CMS 10 + 0.125%	Perpetuity
Banco Español de Crédito (1), November 2004	Euro	106.5	5.5%	Perpetuity
March 2014	Euro	1,500.0	6.25% (3)	Perpetuity
May 2014	US Dollar	1,500.0	6.375% (4)	Perpetuity
September 2014	Euro	1,500.0	6.25% (5)	Perpetuity

Santander Finance Capital, S.A. (Unipersonal)
March 2009	US Dollar	18.2	2.0%	Perpetuity
March 2009	US Dollar	25.0	2.0%	Perpetuity
March 2009	Euro	306.9	2.0%	Perpetuity
March 2009	Euro	153.4	2.0%	Perpetuity

Santander Finance Preferred, S.A. (Unipersonal)
March 2004 (*)	US Dollar	89.3	6.41%	Perpetuity
September 2004	Euro	144.0	€CMS 10 +0.05% subject to a maximum distribution of 8% per annum	Perpetuity
October 2004	Euro	155.0	5.75%	Perpetuity
November 2006 (*)	US Dollar	161.8	6.80%	Perpetuity
January 2007 (*)	US Dollar	109.5	6.50%	Perpetuity
March 2007 (*)	US Dollar	210.4	US3M + 0.52%	Perpetuity
July 2007	Pounds Sterling	4.9	7.01%	Perpetuity

Santander International Preferred S.A. (Sociedad Unipersonal)
March 2009	US Dollar	979.7	2.0%	Perpetuity
March 2009	Euro	8.6	2.0%	Perpetuity

Santander UK Group
Abbey National Plc, February 2001(6)	Pounds Sterling	39.5	7.037%	Perpetuity
Abbey National Plc, August 2002	Pounds Sterling	1.8	Fixed to 6.984% until February 9, 2018, and thereafter, at a rate reset semi-annually of 1.86% per annum + Libor GBP (6M)	Perpetuity
Abbey National Plc, June 2015	Pounds Sterling	650.0	7.4%	Perpetuity

Banco Santander (Brasil), S.A.
January 2014	US Dollar	129.6	7.38%	October 29, 2049

(1)	From these dates the issuer can redeem the shares, subject to prior authorization by the national supervisor.
(2)

That issuance is a Fixed/Floating Rate Non-Cumulative Callable Preference Shares. Dividends will accrue on a principal amount equal to £1,000 per Preference Share at a rate of 6.222 per cent. per annum in respect of the period from (and including) May 24, 2006 (the Issue Date) to (but excluding) May 24, 2019 (the First Call Date) and thereafter at a rate reset quarterly equal to 1.13 per cent. per annum above the London interbank offered rate for three-month sterling deposits. From (and including) the Issue Date to (but excluding) the First Call Date, dividends, if declared, will be paid annually in arrears on May 24, in each year. Subject as provided herein, the first such dividend payment date will be May 24, 2007 and the last such dividend payment date will be the First Call Date. From (and including) the First Call Date, dividends, if declared, will be paid quarterly in arrears on May 24, August 24, November 24 and February 24, in each year. Subject as provided herein, the first such dividend payment date will be August 24, 2019.

(3)

Payment is subject to certain conditions and to the discretion of the Bank. The 6.25% interest rate is set for the first five years. After that, it will be reviewed by applying a margin of 541 basis points on the five-year Mid-Swap Rate.

(4)

Payment is subject to certain conditions and to the discretion of the Bank. The 6.375% interest rate is set for the first five years. After that, it will be reviewed by applying a margin of 478.8 basis points on the five-year Mid-Swap Rate.

(5)

Payment is subject to certain conditions and to the discretion of the Bank. The 6.25% interest rate is set for the first five years. After that, it will be reviewed by applying a margin of 564 basis points on the five-year Mid-Swap Rate.

(6)

From February 14, 2026, this issue will bear interest at a rate, reset every five years, of 3.75% per annum above the gross redemption yield on a five-year specified United Kingdom government security.

(*)       Listed in the U.S.

In accordance with Reg. S-X Rule 3-10, Financial Statements of Guarantors and Issuers of Guaranteed Securities Registered or Being Registered, Santander Finance Preferred, S.A. (Unipersonal), Santander Finance Capital, S.A. (Unipersonal), Santander International Preferred, S.A. (Unipersonal), Santander Issuances, S.A., and Santander US Debt, S.A. (Sociedad Unipersonal) - issuers of registered securities guaranteed by Banco Santander, S.A. - do not file the financial statements required for a registrant by Regulation S-X as:

•Santander Finance Preferred, S.A. (Unipersonal) is 100% owned finance subsidiary of Banco Santander, S.A. who fully and unconditionally guarantees the preferred securities (Series 1, 4, 5 and 6 are listed in the United States). No other subsidiary of the Bank guarantees such securities.

•Santander Finance Capital, S.A. (Unipersonal) is 100% owned finance subsidiary of Banco Santander, S.A. that fully and unconditionally guarantees the preferred securities (not listed in United States). No other subsidiary of the Bank guarantees such securities.

•Santander International Preferred, S.A. (Unipersonal) is 100% owned finance subsidiary of Banco Santander, S.A. that fully and unconditionally guarantees the preferred securities (not listed in United States). No other subsidiary of the Bank guarantees such securities.

•Santander Issuances, S.A. is 100% owned finance subsidiary of Banco Santander, S.A. that fully and unconditionally guarantees the subordinated debt (with one issuance of 1,500 million USD, issued in November 2015 and listed in United States). No other subsidiary of the Bank guarantees such securities.

"

Santander US Debt, S.A. (Sociedad Unipersonal) is 100% owned finance subsidiary of Banco Santander, S.A. that fully and unconditionally guarantees the senior debt (not listed in United States). No other subsidiary of the Bank guarantees such securities.